RREEF Property Trust Annual Report 2024

Properties pictured have been acquired by RREEF Property Trust

DWS Distributors, Inc. 222 South Riverside Plaza Chicago, IL 60606-5808 www.dws.com service@dws.com Tel (800) 621-1148 © 2025 DWS Group GmbH & Co. KGaA. All rights reserved.


1109
VISTAR

Annual Report 2024

RREEF Property Trust

DWS




CA
CB


the FLATS
at CARRS HILL | ATHENS




THE HOME DEPOT

Properties pictured have been acquired by RREEF Property Trust

Dear RREEF Property Trust Stockholder:

Enclosed you will find the 2024 Annual Report for RREEF Property Trust, Inc ("we" or the "REIT"). We believe that our investment portfolio is defensively positioned and performed well in 2024 considering the economic landscape, as evidenced by a high occupancy of 93.8% and a stable tenant base that supports an average remaining lease term of 6.0 years as of December 31, 2024, excluding residential properties. As the capital markets continue to stabilize in 2025, we expect to see a further recovery in the real estate markets. The REIT's diversified strategy aligns with the DWS House View, with a focus on sectors and markets that should see growth due to job growth and immigration. The REIT is nearly in line with the DWS House View on all sectors with the REIT's assets allocated as follows as of December 31, 2024: 40% in industrial, 32% in residential, 24% in grocery/pharmacy anchored retail, and 4% in office.

Despite the strong operating fundamentals of the portfolio, the REIT's net asset value ("NAV") per share decreased approximately 2% for each share class during 2024. That said, the property portfolio started to recover in the second half of 2024 as more than half of the properties reached their lowest valuation earlier in the year. This resulted in annual net total returns during the year ended December 31, 2024 of 4.2% (Class M-I), 3.6% (Class I), 3.3% (Class T2) and 3.1% (Class A).[1] During 2024, we maintained our distribution rate, resulting in a higher yield due to the lower NAV per share.[1]

During 2024, we continued to reposition our portfolio for long term growth potential. We sold our investment in certain tranches of a commercial mortgage backed securities (CMBS) issuance, which resulted in a 7.6% IRR to the REIT. In December 2024, we sold Hialeah I, one of the three Miami Industrial properties, for $8.4 million, exclusive of closing costs, which resulted in a 25% IRR to the REIT. In February 2025, we sold our Heritage Parkway property for $5 million, exclusive of closing costs, which resulted in a 6.7% IRR to the REIT. These sales reduced both vacancy and office sector exposure within the portfolio, while crystallizing positive returns for the REIT and its stockholders.

While acquisition activity was muted in 2024 for us and the market as a whole, we did reinvest into the portfolio through various capital projects, inclusive of the expansion of our Commerce Corner industrial property and a light remodel at our Flats of Carrs Hill residential property. The expansion of Commerce Corner was undertaken to accommodate the growing needs of Performance Food Group ("PFG"), increasing the total net rentable area of the building from 259,910 square feet to 400,901 square feet. The project spanned from September 2023 to November 2024. PFG's new lease commenced in November 2024 at a new rental rate representing a 125% increase from their previous rate. As a result, PFG's annual net operating income significantly increased from $986,000 to $4.2 million, which represents a 326% increase. The $26.1 million Commerce Corner project resulted in total value increase of $31.5 million. We also undertook a $633,000 renovation at Flats at Carrs

Hill, upgrading the top floor, which allowed us to increase rents by approximately 12% year-over-year at the property.

As of December 31, 2024, we held $508 million in assets comprised of 12 properties, 33 real estate equity security holdings and cash, with a total REIT NAV of $239 million. We continue to be in line with our target leverage level, at 52% as of year-end. Our outstanding debt is a mix or fixed and floating rate with an average cost of 4.69% as of year-end.

As 2025 progresses, we believe that the real estate market will normalize, allowing us to focus on continuing our growth by acquiring industrial and residential properties at the most attractive pricing (highest yields) the private real estate market has seen in decades. We also plan to take advantage of the pull back in the traditional lending markets by adding conservative debt investment positions to our portfolio. Should the capital markets not cooperate as we hope, we are confident that our portfolio is defensively positioned to weather another year of the same.

Meanwhile, we will be focused on actively managing the existing portfolio to grow cash flow and enhance returns. Consistent with our investment strategy, we have built and intend to continue to grow a diversified portfolio of real estate assets emphasizing current income, long-term value appreciation and capital preservation.

We greatly value your partnership and appreciate the opportunity to be a part of your investment portfolio. On behalf of our entire team at RREEF Property Trust, we will continue to work hard on your behalf. We invite you to take a virtual tour of our property portfolio by visiting our website at www.rreefpropertytrust.com.

Thank you for your investment in RREEF Property Trust.

Anne-Marie Vandenberg
President and CEO, RREEF Property Trust, Inc.

This letter is for existing stockholders of RREEF Property Trust only. THIS LETTER IS NEITHER AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.

[1] Distributions are not guaranteed and may be funded from sources other than cash flow from operations, including borrowings, offering proceeds, the sale of our assets and repayments of our real estate debt investments. We have no limits on the amounts we may fund from such sources. During the year ended December 31, 2024, 58.8% of our distributions were funded from cash flows from operations and 41.2% were funded from borrowings.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 000-55598

RREEF Property Trust, Inc.

(Exact name of registrant as specified in its charter)

Maryland	**45-4478978**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
875 Third Avenue, 26th Floor, New York, NY 10022	**(212) 454-4500**
(Address of principal executive offices; zip code)	**(Registrant's telephone number, including area code)**

Securities registered pursuant to section 12(b) of the Act

None

Securities registered pursuant to section 12(g) of the Act

Class A Common Stock, $.01 par value	**Class I Common Stock, $.01 par value**	**Class T Common Stock, $.01 par value**
Class N Common Stock, $.01 par value	**Class D Common Stock, $.01 par value**	**Class Z Common Stock, $.01 par value**
Class S Common Stock, $.01 par value	**Class M-I Common Stock, $.01 par value**	**Class T2 Common Stock, $.01 par value**

Indicate by check if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Date File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit all such files). Yes ☒ No ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

There is no established market for the registrant's shares of common stock; therefore the aggregate market value of the registrant's common stock held by non-affiliates cannot be determined. As of March 10, 2025, the registrant had 3,798,311 shares of Class A common stock, $.01 par value, outstanding, 9,519,045 shares of Class I common stock, $.01 par value, outstanding, 43,933 shares of Class T common stock, $.01 par value, outstanding, 2,256,059 shares of Class D common stock, $.01 par value, outstanding, 609,957 shares of Class N common stock, $.01 par value, outstanding, 508,536 shares of Class M-I common stock, $.01 par value, outstanding, 716,439 shares of Class T2 common stock, $.01 par value, outstanding, 149,944 shares of Class Z common stock, $.01 par value, outstanding and no Class S shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Specified portions of the registrant's proxy statement, which will be filed with the Commission pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders, are incorporated by reference into Part III of this annual report.

RREEF PROPERTY TRUST, INC.
ANNUAL REPORT ON FORM 10-K
For the Year Ended December 31, 2024

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Report on Form 10-K of RREEF Property Trust, Inc., other than historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), or Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guaranty of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "would," "could," "should," "expect," "intend," "anticipate," "estimate," "believe," "continue," "plan," "potential," "predict" or other similar words.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution readers not to place undue reliance on forward-looking statements, which reflect our management's view only as of the date this Annual Report on Form 10-K is filed with the Securities and Exchange Commission (the "SEC"). We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Annual Report on Form 10-K. Additionally, except as otherwise required by federal securities laws, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

RISK FACTOR SUMMARY

We are subject to numerous risks and uncertainties that could cause our actual results and future events to differ materially from those set forth or contemplated in our forward-looking statements, including those summarized below. The following list of risks and uncertainties is only a summary of some of the most important factors and is not intended to be exhaustive. This risk factor summary should be read together with the more detailed discussion of risks and uncertainties set forth under "Item 1A. Risk Factors" of this Annual Report on Form 10-K.

Risks Related to an Investment in Our Shares

- We have a history of operating losses and cannot assure you that we will achieve profitability.
- Since there is no public trading market for shares of our common stock, redemption of shares by us will likely be the only way to dispose of your shares. Our share redemption plan provides stockholders with the opportunity to redeem their shares, but we are not obligated to redeem any shares and may choose to redeem only some, or even none, of the shares that have been requested to be redeemed in any particular month in our discretion. In addition, redemptions are subject to available liquidity and other significant restrictions that have in the past been, and may in the future be, exceeded, resulting in our redemption of shares on a pro rata basis. Further, our board of directors may modify or suspend our share redemption plan if it deems such action to be in the best interest of our stockholders. As a result, our shares should be considered as having only limited liquidity and at times may be illiquid.
- Our ability to redeem shares may be limited, and our board of directors may modify or suspend our redemption plan at any time. Since December 2022, we have consistently received share redemption requests in excess of our monthly and/or quarterly volume limitations, and we may continue to receive redemption requests in excess of our monthly and/or quarterly volume limitations in the future.
- The amount and source of distributions we may make to our stockholders is uncertain, and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders.
- We may pay distributions from sources other than our funds from operations, or FFO. To the extent that we pay distributions from sources other than FFO, we will have reduced funds available for investment and the overall return to our stockholders may be reduced.
- The purchase and redemption price of shares of our common stock is based on our NAV and not on any public trading market.
- Valuations and appraisals of our properties and real estate-related assets are estimates of fair value and may not necessarily correspond to realizable value.
- Our NAV per share may suddenly change if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.
- We depend on our advisor and our Dealer Manager to conduct our operations and offerings, and we may not be able to secure suitable replacements in the event that we fail to retain their services.
- We may change our investment and operational policies without stockholder consent.

Risks Related to Conflicts of Interest

- The fees we pay in connection with our offerings and our investments, including to the Dealer Manager and our advisor, were not determined on an arm's-length basis.
- Our advisor may face a conflict of interest with respect to the allocation of investment opportunities and competition for tenants between us and other real estate programs that it advises.
- Our advisor faces a conflict of interest because the substantial fees it receives for services performed are based on our NAV, which is calculated under the supervision of our advisor.

Risks Related to Our Corporate Structure

- The limits on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that could otherwise benefit our stockholders.
- The return on an investment in our stock may be reduced if we are required to register as an investment company under the Investment Company Act.

Risks Related to Investments in Real Estate

- Adverse economic conditions in the regions and metropolitan markets where our assets are located may adversely affect our ability to lease our properties and our ability to increase lease prices.
- We may have difficulty selling our properties, which may limit our ability to pay distributions and fulfill redemption requests.
- Our properties face significant competition.
- Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.
- We rely on third-party property managers and leasing agents.

General Risks Related to Investments in Real Estate-Related Assets

- The real estate equity securities in which we invest are subject to specific risks relating to the particular issuer of the securities and can be subject to the general risks of investing in real estate securities.
- The mezzanine loans in which we may invest would involve greater risks of loss than senior loans secured by income-producing real properties, which may result in losses to us.
- Commercial mortgage-backed securities, or CMBS, in which we may invest, are subject to several types of risks that may adversely impact our performance.
- We expect a portion of our portfolio of real estate-related assets to be illiquid, and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

Risks Related to Debt Financing

- We have incurred mortgage indebtedness and other borrowings and expect to incur additional debt, which may increase our business risks and could decrease the value of our shares.
- Increases in interest rates could increase the amount of our loan payments and adversely affect our ability to make distributions to our stockholders.
- Lenders may require us to enter into restrictive covenants relating to our operations or mandatory commitment reductions, which could reduce our available financing and limit our ability to make distributions.

Federal Income Tax Risks

- Failure to maintain our REIT status would have significant adverse consequences to us.
- Compliance with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments, which may reduce your overall return.
- Our board of directors is authorized to revoke our REIT election without stockholder approval.

Risks Related to Sustainability

- We are subject to sustainability risks that may affect the performance of our investment portfolio.

General Risk Factors

- Economic events that may cause our stockholders to request that we redeem their shares, or that may reduce our ability to raise capital, may adversely affect our ability to achieve our investment objectives.
- Inflation may adversely affect our financial condition and results of operations.
- Legislative, regulatory or administrative changes could adversely affect us or our stockholders.

PART I

ITEM 1. BUSINESS

Presentation

Dollar amounts presented throughout this Annual Report on Form 10-K are in thousands, except for per share amounts.

General Description of Business

RREEF Property Trust, Inc. (the "Company," "we," "our" or "us") is a Maryland corporation that was formed on February 7, 2012 and qualified to be taxed as a real estate investment trust ("REIT") for federal income tax purposes beginning with the taxable year ended December 31, 2013. We invest in a diversified portfolio of high quality, income-producing commercial real estate located throughout the United States, including, without limitation, office, industrial, retail and residential properties, and we may also invest in self storage properties. Although we intend to invest primarily in real estate properties, we also invest in common and preferred stock of publicly traded REITs and other real estate companies, which we refer to as real estate equity securities, and invest in debt backed principally by real estate, such as senior mortgage loans, subordinated mortgage loans, mezzanine loans, preferred equity, and commercial mortgage-backed securities, or CMBS, which we refer to as real estate loans. We refer to real estate equity securities and real estate loans collectively as "real estate-related assets." We seek geographic diversification of our property portfolio and for the properties underlying our investments in real estate-related assets principally in major metropolitan areas that we consider target and investable markets throughout the United States. As of December 31, 2024, we owned 12 properties, located in eight states, comprising 1,893,564 rentable square feet. As of December 31, 2024, these properties were 95% leased. As of December 31, 2024, we owned a real estate securities portfolio with a fair value of $122. As of December 31, 2024, we did not own any real estate loan investments.

Substantially all of our business is conducted through our operating partnership, RREEF Property Operating Partnership, LP, a Delaware limited partnership (the "Operating Partnership"). We own, directly or indirectly, 100% of the partnership interest in the Operating Partnership. We are the sole general partner of the Operating Partnership. The initial limited partner of the Operating Partnership is RREEF Property OP Holder, LLC (the "OP Holder"), our wholly-owned subsidiary. We are externally managed by RREEF America, L.L.C. ("RREEF America" or our "advisor"), our advisor and sponsor. RREEF America, together with its affiliates in Europe and Asia, comprise the global real estate investment business of DWS Group GmbH & Co. KGaA (together with its subsidiaries, "DWS"), a German partnership limited by shares and an indirect majority owned subsidiary of Deutsche Bank AG ("Deutsche Bank"), a publicly listed banking corporation organized under the laws of Germany.

RREEF America acts as our advisor pursuant to an advisory agreement with us, and is responsible for managing our affairs on a day-to-day basis and for identifying and making acquisitions and investments on our behalf. Our independent directors are responsible for reviewing the performance of our advisor and determining whether the compensation paid to our advisor and its affiliates is reasonable. The advisory agreement with RREEF America is for a one-year term and is renewed on an annual basis by our board of directors. We have no paid employees and rely upon RREEF America and its affiliates to provide substantially all of our day-to-day management.

Our Offerings

We raise capital through a combination of public and private offerings of our shares of common stock. Our initial public offering commenced on January 3, 2013, through which we raised $102,831 (the "Initial Public Offering"). Our second public offering commenced on July 12, 2016, through which we raised $132,994 (the "Second Public Offering"). Our third public offering commenced on January 8, 2020, through which we raised $149,580 (the "Third Public Offering"). On August 10, 2023, our fourth public offering commenced (the "Fourth Public Offering"), through which we have raised $16,980 as of December 31, 2024. We have registered for sale in our Fourth Public Offering up to $2,000,000 of shares of our common stock to be sold on a "best efforts" basis in any combination of Class A, Class I, Class M-I, Class N, Class S, Class T and Class T2 common stock.

On January 20, 2016, we launched a private offering of up to a maximum of $350,000 of our Class D shares (the "Reg D Private Placement"). The Reg D Private Placement is being conducted pursuant to Rule 506(c) of Regulation D promulgated under the Securities Act.

On November 17, 2020, we commenced a separate private offering of up to a maximum of $300,000 in Class D shares under Regulation S promulgated under the Securities Act (the "Reg S Private Placement" and, together with the Reg D Private Placement, the "Private Placements"). We refer to the Initial Public Offering, Second Public Offering, Third Public Offering, Fourth Public Offering and the Private Placements collectively as our "offerings."

The per share purchase price of our common stock varies from day-to-day, and on any given business day, for a given share class, is equal to our NAV of such share class divided by the number of shares of our common stock outstanding for such share class as of the end of business on such day, plus, for Class A, Class D, Class S and Class T2 shares only, applicable selling commissions and dealer manager fees.

We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we intend to sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous public offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous public offering. The public offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in our public offering in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate the Fourth Public Offering at any time and to extend the Fourth Public Offering's term to the extent permissible under applicable law.

Investment Strategy, Objectives and Policies

Our investment strategy is to acquire a diversified portfolio of: (1) high-quality, income-producing commercial properties, (2) common and preferred stock of REITs and other real estate companies and (3) debt backed principally by real estate. Our real property portfolio will be diversified in investable and target markets across the United States as selected by our advisor and will consist primarily of office, industrial, retail, residential and self-storage property types. The actual percentage of our portfolio that is invested in office, industrial, retail, residential and self-storage property sectors may fluctuate due to market conditions and investment opportunities. DWS investable markets include those markets that have relatively high liquidity and lower relative supply risks, and have outperformed during certain stages of previous real estate investment cycles. DWS target markets are a subset of the investable market universe in which DWS forecasts strong economic and real estate fundamentals and DWS believes are poised to outperform the overall U.S. real estate market during the next five years. We intend to provide our investors with superior risk-adjusted long-term returns, including attractive and stable distributions of current income as well as capital preservation and appreciation in our NAV. In addition, we believe that our structure as a perpetual-life REIT will allow us to acquire and manage our investment portfolio in a more active and flexible manner because we will not be limited by a pre-determined operational period and the need to provide a "liquidity event" at the end of that period.

Under normal conditions, we expect to maintain a level of liquid assets as a source of funds to meet redemption requests, in addition to our revolving line of credit. We may also strategically sell investments to generate additional liquidity.

Our primary investment objectives are:

- to generate an attractive level of current income for distribution to our stockholders;
- to preserve and protect our stockholders' capital investments;
- to achieve appreciation of our NAV; and
- to enable stockholders to allocate a portion of their diversified, long-term investment portfolios to real estate as an alternative asset class.

We cannot assure investors that we will attain our investment objectives.

Our board of directors is comprised of a majority of directors who are independent from us, our advisor and its affiliates. Our board of directors, including our independent directors, reviews our investment portfolio on a quarterly basis. In addition, our board of directors has adopted investment guidelines which set forth, among other things, our portfolio allocation targets, guidelines for investing in our targeted property types and investment policies restricting certain types of investments, all of which we describe in more detail below. Our board of directors reviews the investment guidelines on an annual basis or more frequently as it deems appropriate. Changes to our investment guidelines must be approved by our board of directors, including a majority of our independent directors. Our board of directors may revise our investment guidelines without the concurrence of our stockholders. However, our board of directors will not amend our charter, including any investment policies that are provided in our charter, without the concurrence of holders of a majority of the outstanding shares entitled to vote, except for amendments that do not adversely affect the rights, preferences and privileges of our stockholders and are permitted to be made without stockholder approval under Maryland law and our charter.

Our investment guidelines delegate to our advisor authority to execute acquisitions and dispositions of investments in properties and real estate-related assets, in each case so long as such acquisitions and dispositions are consistent with the investment guidelines adopted by our board of directors. Our board of directors has ultimate oversight over our investments and may change from time to time the scope of authority delegated to our advisor with respect to acquisition and disposition transactions. The consideration we pay for each property acquired will ordinarily be based on the fair market value of the property. However, in connection with an acquisition of a property from RREEF America, as our sponsor and advisor, a director or any of their affiliates, and in connection with any other acquisition in which a majority of our independent directors determines to be appropriate, the fair market value of the property acquired will be determined by an independent appraiser selected by our independent directors.

Following stabilization, as further described below, we will seek to invest:

- up to 80% of our net assets in properties;
- up to 35% of our net assets in real estate equity securities;
- up to 40% of our net assets in real estate loans; and
- up to 10% of our net assets in cash, cash equivalents and other short-term investments.

Notwithstanding the foregoing, the actual percentage of our portfolio that is invested in each investment type may from time to time be outside the levels provided above due to factors such as a large inflow of capital over a short period of time, a lack of attractive investment opportunities or an increase in anticipated cash requirements or redemption requests.

Over time, we believe that the size of our portfolio of investments should be sufficient for our advisor to adhere to our allocation targets. However, until our NAV is greater than $500,000 (which we refer to as reaching stabilization), we will balance the goal of achieving these portfolio allocations with the goal of carefully evaluating and selecting investment opportunities in order to maximize diversification and risk-adjusted returns. As a result, until we reach stabilization, the percentages of our net assets comprised of various categories of assets may fluctuate as we identify investment opportunities and purchase and dispose of investments. We cannot predict how long it will take us to reach stabilization and cannot provide assurances that we will be able to raise sufficient proceeds in our offerings to achieve these portfolio allocation targets.

Investment Strategy

Real Estate Properties

We intend to invest up to 80% of our net assets in a diversified portfolio of high quality, income-producing commercial real estate properties diversified across office, industrial, retail, residential and self-storage property

types. We believe that our advisor's significant experience acquiring, managing and exiting real property investments across all of our targeted property types in various U.S. real estate markets will be beneficial to achieving our investment goals and objectives.

Headquartered in New York, our advisor has been acquiring and managing real estate investments in the United States since 1975. As of December 31, 2024, our advisor managed approximately $32.9 billion in real property in the Americas comprised of 356 properties and approximately 108.2 million square feet. Our advisor will utilize the personnel and resources of DWS's real estate investment business as appropriate in performing services for us.

We generally invest in properties in large metropolitan areas that are well-leased with a stable tenant base and predictable income. However, we may make investments in properties with other characteristics if we believe that the investments have the potential to enhance portfolio diversification or investment returns, which are commonly referred to as value-add opportunities.

We do not intend to acquire higher risk and higher return properties in need of significant renovation, redevelopment or repositioning. However, we may acquire vacant land parcels if such acquisitions are incidental to, and in concert with, the acquisition of core, well-leased investments. Further, we may acquire vacant land parcels adjacent to properties we already own if such vacant land parcels represent a value-add opportunity to enhance the returns of the adjacent investments.

Real Estate Equity Securities

We may invest up to 35% of our net assets in U.S. real estate equity securities. We believe the inclusion of an allocation to real estate equity securities allows us to improve the total return profile of an investment in shares of our common stock. We believe that our advisor's ability to acquire real estate equity securities in conjunction with acquiring a diverse portfolio of properties and real estate loans affords us additional liquidity and diversification, which provides greater financial flexibility and discretion to construct an investment portfolio designed to achieve our investment objectives throughout various economic cycles.

We believe that execution of our strategy to include U.S. real estate equity securities in our overall investment portfolio will be greatly enhanced due to the expertise that our advisor provides to us through its access to the in-house real estate equity securities platform of DWS's real estate investment business ("DWS Real Estate Securities"). As of December 31, 2024, the DWS Real Estate Securities team manages approximately $8.8 billion of real estate securities globally, making DWS one of the largest managers of actively managed listed real estate securities in the world. The investment approach of DWS Real Estate Securities focuses on active stock selection by local investment teams with a global top-down overlay of strategic allocation and risk management. The importance of underlying real estate fundamentals is emphasized in the selection and valuation of stocks.

We may not acquire (1) securities of companies with a market capitalization of less than $50 million at the time of purchase nor (2) interests or equity securities in any entity either holding investments, or engaging in activities, prohibited by our charter. We also may not engage in the business of securities trading, underwriting or the agency distribution of securities issued by other persons.

Real Estate Loans

We may invest up to 40% of our net assets in real estate loans. The inclusion of an allocation to real estate loans allows us to add sources of income and further diversify our portfolio. The type of debt interests we will seek to acquire will be obligations backed principally by real estate of the type that generally meets our criteria for direct investment, including, without limitation, senior mortgage loans, subordinated mortgage loans, mezzanine loans, preferred equity and commercial mortgage-backed securities ("CMBS"). The criteria that our advisor will use in making or investing in real estate loans on our behalf is substantially the same as those involved in acquiring our investments in properties. We expect that the average duration of real estate loans will typically be three to ten years.

We believe that execution of our strategy to include real estate loans in our overall investment portfolio will be greatly enhanced due to the expertise that our advisor provides us through its access to our advisor's in-house real estate debt investment platform, (the "Debt Investments Group"). The Debt Investments Group is comprised of professionals with long-term experience in originating, underwriting, investing in mezzanine loans, B-notes, preferred equity and mortgages secured by cash-flowing, or transitional, real estate and real estate-related assets across various property types.

We had invested and may again invest in CMBS, which are securities that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. As a result, these securities are subject to all of the risks of the underlying mortgage loans. In a typical CMBS transaction, many single mortgage loans of varying size, property type and location are pooled and transferred to a trust. The trust then issues multiple tranches of bonds that may vary in yield, duration and payment priority, thereby allowing an investor to select a credit level that suits its risk profile. Losses and other shortfalls from expected amounts to be received on the mortgage pool are borne by the most subordinate tranches, which receive payments only after the more senior tranches have received all principal and/or interest to which they are entitled.

Given the complexity of investments in CMBS and CMBS B-pieces and the infrastructure and skills required to successfully make such investments, we believe that the resources of our advisor provide us a competitive advantage in making these types of investments. Our advisor's ability to evaluate CMBS based on the credit risk of the underlying collateral and the risk of the transactional structure is crucial in creating attractive risk-adjusted investment returns based on our expected performance of a CMBS investment.

Cash, Cash Equivalents and Other Short-Term Investments

We may invest up to 10% of our net assets in cash, cash equivalents and other short-term investments. These types of investments may include the following, to the extent consistent with our qualification to be taxed as a REIT:

- money market instruments, cash and other cash equivalents (such as certificates of deposit and interest-bearing time deposits);
- U.S. government or government agency securities; and
- credit rated corporate debt or asset-backed securities of U.S. or foreign entities, or credit rated debt securities of foreign governments or multi-national organizations.

Other Investments

We may, but do not presently intend to, make investments other than as described above. At all times, we intend to make investments in such a manner consistent with maintaining our qualification as a REIT under the Internal Revenue Code. We do not intend to underwrite securities of other issuers.

Derivative Instruments and Hedging Activities

In the normal course of business, we may be exposed to the effect of interest rate changes and price changes and may seek to limit these risks by following established risk management policies and procedures including the use of derivatives. To mitigate exposure to variability in interest rates, we may use derivatives primarily to fix the interest rate on debt which is based on floating-rate indices and to manage the cost of borrowing obligations. We may use a variety of commonly used derivative products, including interest rate swaps, caps, collars and floors. We intend to enter into contracts with only major financial institutions based upon minimum credit ratings and other factors. We will periodically review the effectiveness of each hedging transaction. We intend to conduct our hedging activities in a manner consistent with the REIT qualification requirements.

Sustainability

Sustainability risk means an environmental, social, or governance ("ESG") event or condition, that, if it occurs, could potentially or actually cause a negative material impact on the value of our investments and our NAV. It is

part of the real estate investment decision-making process to take sustainability risks into account. See Item 1A —"Risk Factors—Risks Related to Sustainability—We are subject to sustainability risks that may affect the performance of our investment portfolio." Our advisor identifies and assesses relevant sustainability risks during the due diligence phase of each prospective acquisition. Sustainability risks are also taken into account in the analysis of issuers when making investment decisions for our real estate equity securities portfolio. When making investment decisions, the DWS Real Estate Securities team considers relevant sustainability factors from both external and internal data. Once an asset has been acquired, the DWS Real Estate Securities team monitors sustainability risks on a regular basis. Sustainability risks can in various ways have a significant impact on the market value of a property and other assets. If left unmanaged, sustainability risks may lead to a significant negative impact on the capital invested by investors.

DWS takes a fiduciary-led approach to the aforementioned sustainability risks as well as sustainability performance in private real estate investment management, by operating between a sustainability risk boundary and a financial risk boundary – we call this the DWS Real Estate Sustainability Spectrum. The sustainability risk boundary relates to the risk of inaction which could result in negative impacts on sustainability and, often, financial performance of the asset or portfolio. On the other end of the DWS Real Estate Sustainability Spectrum, the financial risk boundary relates to the negative effects of inappropriate actions (e.g., ill-timed, or too extensive) on achievement of investment objectives.

DWS has identified specific sustainability topics, which are most relevant for real estate investment management, and grouped them into the following four sustainability themes:

a. Resilience, encompassing efficiency in construction and operation, and asset adaptation to external conditions, such as severe weather events due to climate change.
b. Well-being, encompassing air quality and the physical and mental comfort of occupants.
c. Nature, encompassing circularity in buildings and protection of ecosystems from pollution.
d. Community, encompassing housing affordability and stakeholder engagement.

DWS seeks to assess and verify performance of the sustainability themes on assets and portfolios, as well as on DWS's asset management processes, utilizing, as feasible and applicable, well-established third-party ratings, certifications, and benchmarks such as, Energy Star, Building Research Establishment Environmental Assessment Method ("BREEAM"), Leadership in Energy and Environmental Design ("LEED"), Global Real Estate Sustainability Benchmark ("GRESB"), Energy Performance Certificates ("EPCs") and Principles for Responsible Investment ("PRI").

The investment process comprises three phases: acquisition, management and disposition. Risks and opportunities related to the ESG aspects are important elements of consideration in each phase.

A Sustainability Due Diligence ("SDD") process is completed prior to acquisition for all new assets. SDD is delivered through two screening phases, initial and advanced screening, addressing three types of risks:

a. Transition Risk, utilizing the Carbon Risk Real Estate Monitor ("CRREM") pathway to assess the asset's stranding timeline.
b. Physical Risk, utilizing Standard & Poors Financial Services LLC's Trucost engine, or equivalent, to assess an asset's location exposure.
c. Social Norms Risk, utilizing a building's certification to assess alignment with requirements such as health and safety, accessibility, and indoor environmental quality.

The findings from the advanced screening are presented to the Americas Investment Committee in the Sustainability Scorecard which is factored into the accompanying discussion for acquisition approval.

Following acquisition, asset and portfolio managers monitor the sustainability risks not only to ensure proper risk mitigation but to also identify and seek opportunities to add value as part of ongoing business planning, through an active asset management program encompassing:

1. Data collection: Actively collect a broad and robust asset-level ESG dataset on a regular basis to assist in risk management, sustainability reporting, informed decision-making and in unlocking improvement opportunities. The collection of asset-level sustainability data begins prior to acquisitions and continues throughout the holding period of the asset.
2. Risk review: Perform a review of the sustainability risks on each asset prior to acquisition and on all standing assets on an annual basis with a focus on key risks and opportunities.
3. Goal setting: Set annual sustainable action plan goals and initiatives based upon asset-level risk assessments and portfolio's sustainability strategy.
4. Implementation: Create and execute asset-level actions that represent the best value in terms of improving sustainability performance, decreasing operating costs, and increasing tenant satisfaction.
5. Measurement and reporting: Based on the above activities, track progress in project implementation relative to our goals and evaluate the value created for the asset, portfolio, and platform. Compare performance with peers using industry standards and benchmarks such as BREEAM, EPC, GRESB and PRI.

An asset's sustainability performance, certification status and risk status are all considered during the disposition process, using the same criteria as used for SDD. The findings are included in presentations to the Americas Investment Committee for disposition consideration.

Our advisor reserves the right to modify its investment process and portfolio risk management from time-to-time.

Borrowing Policies

We use moderate financial leverage to provide additional funds to support our investment activities. This allows us to make more investments than would otherwise be possible, resulting in a more diversified portfolio. Our target leverage ratio after stabilization is in the range of 50% of our gross assets, inclusive of property-level and entity-level debt. During our pre-stabilization period, we may employ greater leverage in order to more quickly build a diversified portfolio of assets. We may leverage our portfolio by assuming or incurring secured or unsecured property-level or entity-level debt. An example of property-level debt is a mortgage loan secured by an individual property or portfolio of properties incurred or assumed in connection with our acquisition of such property or portfolio of properties. An example of entity-level debt is a line of credit obtained by us or our operating partnership. In an effort to provide for a ready source of liquidity to fund redemptions of shares of our common stock in the event that redemption requests exceed net proceeds from our offerings, we may decide to seek to obtain a line of credit under which we would reserve borrowing capacity. Since May 1, 2013, we have had a revolving secured line of credit with available borrowing capacity at all times. Our current revolving secured line of credit matures in December 2025. Borrowings under our line of credit may be used not only to redeem shares, but also to fund acquisitions or for any other corporate purpose.

Our actual leverage level is affected by a number of factors, some of which are outside our control. Significant inflows of proceeds from the sale of shares of our common stock causes our leverage as a percentage of our net assets, or our leverage ratio, to decrease, at least temporarily. Significant outflows of equity as a result of redemptions of shares of our common stock causes our leverage ratio to increase, at least temporarily. Our leverage ratio also increases or decreases with decreases or increases, respectively, in the value of our portfolio. If we borrow under a line of credit to fund redemptions of shares of our common stock or for other purposes, our leverage increases and may exceed our target leverage ratio (in the range of 50%). In such cases, our leverage may remain at the higher level until we receive additional net proceeds from our offerings or sell assets to repay outstanding indebtedness.

Our board of directors reviews our aggregate borrowings at least quarterly. In connection with such review, our board of directors may determine to modify our financial leverage policy in light of then-current economic conditions, relative costs of debt and equity capital, fair values of our properties, general conditions in the market for debt and equity securities, growth and investment opportunities or other factors. Under our line of credit, we

consider actual borrowings when determining whether we are at our leverage target, but not unused borrowing capacity. If, therefore, we are at our target leverage ratio (in the range of 50%) and we borrow additional amounts under our line of credit, or if the value of our portfolio decreases, our leverage could exceed our target leverage ratio range. In the event that our leverage ratio exceeds our target, regardless of the reason, we will thereafter endeavor to manage our leverage back down to our target.

There is no limitation in our charter on the amount we may borrow against any single improved real property. However, we may not borrow more than approximately 75% of the sum of the cost of our investments (before non-cash reserves and depreciation), which is based upon the limit specified in our charter that borrowing may not exceed 300% of the cost of our net assets. "Net assets" is defined as our total assets other than intangibles valued at cost (prior to deducting depreciation, reserves for bad debts and other non-cash reserves) less total liabilities. However, we may temporarily borrow in excess of this amount if such excess is approved by a majority of our board of directors, including a majority of our independent directors, and disclosed to stockholders in our next quarterly report, along with justification for such excess. In such event, we will review our debt levels at that time and take action to reduce any such excess as soon as practicable. In addition to the limitation in our charter regarding our borrowings, our advisor has adopted a guideline stating that the leverage on any single improved property divided by its value (the "LTV ratio") may not exceed 75% at the time of acquisition. For this purpose, the LTV ratio will be measured at the time such leverage is committed (not giving effect to any subsequent reductions in the value of the properties at closing or thereafter).

Conflicts of Interest

We are subject to various conflicts of interest arising out of our relationship with our advisor, DWS Distributors, Inc. (our "Dealer Manager"), and each of their affiliates and their employees, some of whom serve as our executive officers and directors. These conflicts include (1) conflicts with respect to the allocation of the time of our advisor and its key personnel, (2) conflicts with respect to the allocation of investment opportunities and (3) conflicts related to the compensation arrangements between our advisor, its affiliates and us. Our independent directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise. All of our directors have a fiduciary obligation to act on behalf of our stockholders. We have adopted corporate governance measures to mitigate material conflict risk. See Item 1A — "Risk Factors — Risks Related to Conflicts of Interest."

Human Capital

We have no employees. The employees of our advisor, our Dealer Manager and their affiliates provide services to us related to acquisition and disposition, portfolio management, asset management, research, financing, accounting, investor relations, administration and the distribution of our shares. We are dependent on our advisor, our Dealer Manager and their affiliates for services that are essential to us, including asset acquisition decisions, portfolio management, fund administration, share distribution and other general administrative responsibilities. In the event that these companies are unable to provide these services to us, we would be required to obtain such services from other sources. Our advisor entered into an agreement with Bank of New York Mellon Corporation ("BNY"), which is unaffiliated with us, whereby BNY provides the fund accounting and reporting, asset management accounting and fund administration services; provided that our advisor remains ultimately responsible for the performance of all such services for us pursuant to the terms of the advisory agreement between us and our advisor.

Because we do not pay our advisor any acquisition, financing or other similar fees in connection with making investments, we may reimburse our advisor for out-of-pocket expenses in connection with the selection and acquisition of properties and real estate-related assets, whether or not such investments are acquired, including reasonable salaries and wages, benefits and overhead of all employees of our advisor and its affiliates directly involved in the performance of acquisition services to us other than our executive officers. In addition, we may reimburse our advisor for out-of-pocket expenses in connection with providing services to us, including our allocable share of our advisor's overhead, such as rent, utilities and personnel costs for individuals who are directly involved in the performance of services to us and are not our executive officers. Pursuant to the terms of our expense support agreement between us and our advisor, our advisor agreed to defer reimbursement of certain offering and

operating expenses related to our operations that our advisor incurred (which we refer to as expense payments). As of December 31, 2015, the aggregate expense payments made by our advisor on our behalf pursuant to the expense support agreement reached $9,200, which was the maximum expense payments allowed under the expense support agreement. As a result, pursuant to the terms of the expense support agreement, we began making quarterly reimbursement payments to our advisor in the first quarter of 2016. Such reimbursement payments were subsequently deferred until we reach $500,000 in gross proceeds from our offerings. Further, in March 2020, our advisor agreed to permanently waive reimbursement of $3,567 in organization and offering expenses that were previously included in the expense payments. See "Management's Discussion and Analysis—Liquidity and Capital Resources—Expense Payments by Our Advisor." Reimbursement payments, upon commencement, will be reflected in the calculation of our NAV for all share classes on a daily basis throughout the period of payment.

Insurance

Although we believe our investments are adequately covered by insurance consistent with industry standards, we cannot predict whether we will be able to obtain adequate coverage at a reasonable cost in the future.

Reportable Segments

We intend to operate and report our results on a consolidated basis in three segments: real estate properties, real estate equity securities, and real estate loans. See Notes 2 and 14 to our consolidated financial statements in this Annual Report on Form 10-K.

Competition

We face competition from various entities for investment opportunities in properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. We may also face competition from real estate programs sponsored by our advisor. Many of these entities may have greater access to capital to acquire properties than we have. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. In addition, as the non-listed REIT industry develops and matures, the number of entities and the amount of funds competing for suitable investments has increased, and may continue to increase.

We also may face significant competition from owners, operators and developers of properties. Substantially all of our properties will face competition from similar properties in the same market. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to lease available space at lower prices than the space in our properties. We may have to provide free rent, incur charges for tenant improvements, or offer other inducements, or we might not be able to timely lease the space, all of which may have an adverse impact on our results of operations. At the time we elect to dispose of our properties, we may also be in competition with sellers of similar properties to locate suitable purchasers for our properties.

Concentration of Credit Risk

As of December 31, 2024 and 2023, we had cash on deposit at multiple financial institutions in excess of federally insured levels. We limit significant cash holdings to accounts held by financial institutions with a high credit standing. Therefore, we believe that we are not exposed to any significant credit risk on our cash deposits.

As of December 31, 2024, 2023 and 2022, we owned 12, 13 and 15 properties, respectively, diversified across property sector and geography. Percentages of property related income by property and tenant representing more than 10% of our total property related income for the years ended December 31, 2024, 2023 and 2022 are shown below.

Property	Percent of property related income		
	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
The Glenn, Centennial, CO	19.6 %	19.0 %	17.8 %
Providence Square, Marietta, GA	11.9	11.3	11.1
The Flats at Carrs Hill, Athens, GA	11.6	9.9	9.3
Seattle East Industrial, Redmond, WA	11.2	10.4	10.5
Total	54.3 %	50.6 %	48.7 %

Tenant	Percent of property related income		
	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022
FedEx Ground - Seattle East Industrial	11.2 %	10.4 %	10.5 %
Total	11.2 %	10.4 %	10.5 %

Our tenants representing more than 10% of in-place annualized base rental revenues as of December 31, 2024, 2023 and 2022 were as follows:

Tenant	Percent of in-place annualized base rental revenues as of		
	December 31, 2024	December 31, 2023	December 31, 2022
Performance Food Group, Inc. - Commerce Corner[1]	12.9 %	3.1 %	2.7 %
FedEx Ground - Seattle East Industrial	12.6	13.3	11.1
Northrop Grumman Systems Inc. - Loudoun Gateway	10.0	10.3	9.1
Total	35.5 %	26.7 %	22.9 %

Regulatory Matters

All real properties and the operations conducted on real properties are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. In connection with ownership and operation of real estate, we may be potentially liable for costs and damages related to environmental matters. We intend to take commercially reasonable steps to protect ourselves from the impact of these laws, including obtaining environmental assessments of all properties that we acquire. We also carry environmental liability insurance on our properties, which provides coverage for pollution liability for third-party bodily injury and property damage claims.

In addition, our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation must meet federal requirements related to access and use by persons with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Additional or new federal, state and local laws also may require modifications to our properties or restrict our ability to renovate properties. We attempt to acquire properties that comply with the ADA and other similar legislation or place the burden on the seller or other third party, such as a tenant, to ensure compliance with such legislation. However, there can be no assurance that we will be able to acquire properties or allocate responsibilities in this manner.

Available Information

We are subject to the information requirements of the Exchange Act. Therefore, we file periodic reports, proxy statements and other information with the SEC. The SEC maintains a website (*www.sec.gov*) where the reports,

proxy and information statements, and other information that we file electronically can be accessed free of charge. Our website is *www.rreefpropertytrust.com.* Our reports on Forms 10-K, 10-Q and 8-K, and all amendments to those reports and other information we file electronically with the SEC are posted on our website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC and may be obtained free of charge. We also routinely post important information about our Company, including press releases. The information we post through this channel may be deemed material. Accordingly, investors should monitor this channel, in addition to following our press releases and SEC filings. The contents of our website are not incorporated herein by reference.

ITEM 1A. RISK FACTORS

You should consider carefully the risks described below and the other information in this Form 10-K, including our consolidated financial statements and the related notes included elsewhere in this Form 10-K. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations and cause the Company's net asset value ("NAV") to decline.

Risks Related to an Investment in Our Shares

We have a history of operating losses and cannot assure you that we will achieve profitability.

Since our inception in 2012, as a consequence of recognizing depreciation and amortization in connection with the properties we own, we have experienced net losses (calculated in accordance with GAAP) for most fiscal years, which have contributed to our accumulated deficit of $111,903 as of December 31, 2024. The extent of our future operating losses and the timing of when we will achieve profitability are highly uncertain, and we may never achieve or sustain profitability.

You will not have the opportunity to evaluate our future investments before we make them, which makes your investment more speculative.

We are not able to provide you with information relating to any future properties, real estate securities or real estate debt that we may acquire. We will continue to seek to invest substantially all of our future net offering proceeds, after the payment of fees and expenses, in the acquisition of or investments in interests in properties, real estate securities and real estate debt. However, because you are unable to evaluate the economic merit of our future investments before we make them, you have to rely entirely on the ability of our advisor to select suitable and successful investment opportunities. Furthermore, our advisor has broad discretion in selecting the types of properties we will invest in and the tenants of those properties, and you do not have the opportunity to evaluate potential investments. These factors increase the risk that your investment in our common stock may not generate returns comparable to other real estate investment alternatives.

There is no public trading market for shares of our common stock; therefore, your ability to dispose of your shares will likely be limited to redemption by us. If you do sell your shares to us, you may receive less than the price you paid.

There is no current public trading market for shares of our common stock, and we do not expect that such a market will ever develop. Therefore, redemption of shares by us will likely be the only way for you to dispose of your shares and such redemptions are limited by the share redemption plan. The redemption price for your shares is not based on the price at which you initially purchased your shares. Subject to limited exceptions, purchased shares (excluding shares acquired via our distribution reinvestment plan) redeemed within 365 days of their purchase date will be subject to a short-term trading discount equal to 2% of the gross proceeds otherwise payable with respect to such purchased shares which are being redeemed. As a result, you may receive less than the price you paid for your shares when you sell them to us pursuant to our share redemption plan.

In addition, we may redeem your shares if you fail to maintain a minimum balance of $500 (not in thousands) in shares, even if your failure to meet the minimum balance is caused solely by a decline in our NAV. Shares

redeemed for this reason are subject to the short-term trading discount of 2% if redeemed within 365 days of the date of such stockholder's initial purchase of any shares of our common stock.

Our ability to redeem your shares may be limited, and our board of directors may modify or suspend our share redemption plan at any time.

The total amount of shares that we will redeem in any month will be limited to common stock of all classes of shares whose aggregate value (based on the redemption price per share on the date of the redemption) is equal to 2% of our combined NAV for all classes of stock as of the last day of the previous calendar quarter and, in any calendar quarter, 5% of our combined NAV for all classes of stock as of the last day of the previous calendar quarter. For the avoidance of doubt, both of these limits are assessed each month in a calendar quarter. Since December 2022, we have consistently received share redemption requests in excess of our 2% monthly limit and/or 5% quarterly limits, as applicable, and we may in the future receive redemption requests in excess of the monthly and quarterly volume limitations. Further, our board of directors has in the past made changes to the limitations in our share redemption plan and may in the future, in certain circumstances, make changes to such redemption limitations (or repurchase fewer shares than such redemption limitations), or modify or suspend our share redemption plan if, in its reasonable judgment, it deems such action to be in our best interest and the best interest of our stockholders. If the full amount of all shares of our common stock requested to be redeemed as of any given month are not redeemed, shares submitted for redemption during such month will be redeemed on a pro rata basis. All unsatisfied redemption requests must be resubmitted after the start of the next month.

The majority of our assets consists of properties which cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have a sufficient amount of cash to immediately satisfy redemption requests. Should redemption requests, in the business judgment of our board of directors, place an undue burden on our liquidity, adversely affect our investment operations or pose a risk of having a material adverse impact on non-redeeming stockholders, then our board of directors may determine to repurchase fewer shares than have been requested to be repurchased (including relative to the 2% monthly limit and 5% quarterly limit under our share redemption plan), or none at all. In addition, our board of directors may modify or suspend our share redemption plan if, in its reasonable judgment, it deems such action to be in our best interest and the best interest of our stockholders. Upon suspension of our share redemption plan, the board of directors must affirmatively authorize the recommencement of the plan before stockholder requests will be considered again. Because our board of directors is not required to authorize the recommencement of the share redemption plan within any specified period of time, our board of directors may effectively terminate the plan by suspending it indefinitely. As a result, your ability to have your shares redeemed by us may be limited and at times you may not be able to liquidate your investment.

Redemptions of our shares will reduce our short-term liquidity position and lead to an increase in our financial leverage ratio for remaining stockholders.

We may fund redemptions of shares from multiple sources of liquidity, including without limitation, cash, offering proceeds, sales of liquid securities or drawing on a line of credit, such as our line of credit with Wells Fargo Bank, National Association, or Wells Fargo. While the total amount of shares that we may redeem in any calendar quarter is subject to certain limits described elsewhere in this Annual Report on Form 10-K, fulfilling redemption requests reduces our liquidity. Fulfilling redemption requests also will cause our financial leverage to increase, potentially in excess of our target leverage ratio. Lower liquidity and higher leverage implies a higher degree of risk with respect to your investment in us. Our liquidity and leverage ratio may remain at such lower and higher levels, respectively, until we receive additional net proceeds from our offerings or sell assets to repay outstanding indebtedness.

Repurchases of shares under our share redemption plan may be dilutive to our remaining stockholders.

Pursuant to our advisory agreement and our expense support agreement, we have delayed reimbursing our advisor for certain offering and operating costs that have been incurred by our advisor under our expense support agreement until we reach $500,000 in gross proceeds from our offerings. We refer to these amounts as the deferred

reimbursable amounts. Because the deferred reimbursable amounts are not immediately reflected in our NAV calculation and will not be reflected in our NAV calculation until such amounts are reimbursed to our advisor, stockholders from whom we repurchase shares before reimbursement of the deferred reimbursable amounts may have their shares repurchased at a higher NAV than would otherwise apply if all of the unpaid deferred reimbursable amounts were deducted from our assets when calculating our NAV. As a result, repurchases of shares pursuant to our share redemption plan that occur before all deferred reimbursable amounts are reimbursed by us and reflected in our NAV calculation may be dilutive to our remaining stockholders when such reimbursements are made to our advisor.

Our board of directors will not approve each investment selected by our advisor.

Our board of directors has approved investment guidelines that delegate to our advisor the authority to execute acquisitions and dispositions of investment properties and real estate-related assets on our behalf, in each case so long as such investments are consistent with the investment guidelines. Our board of directors reviews our investment guidelines on an annual basis and our investment portfolio on a quarterly basis or, in each case, as often as it deems appropriate. The prior approval of our board of directors is required only for the acquisition or disposition of assets that are not in accordance with our investment guidelines. In addition, in conducting periodic reviews, our board of directors relies primarily on information provided by our advisor. Furthermore, transactions entered into on our behalf by our advisor may be costly, difficult or impossible to unwind when they are subsequently reviewed by our board of directors.

The amount and source of distributions we may make to our stockholders is uncertain, and we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future.

Our ability to make distributions to our stockholders may be adversely affected by a number of factors, including the risk factors described in this Annual Report on Form 10-K. We have not yet identified additional investments to acquire with the proceeds of our offerings, and we may not generate sufficient income to make distributions to our stockholders. Our board of directors makes determinations regarding distributions based upon, among other factors, our financial performance, debt service obligations, debt covenants and capital expenditure requirements. Among the factors that could impair our ability to make distributions to our stockholders are:

- our inability to invest the proceeds from sales of our shares on a timely basis in income-producing properties, real estate equity securities and real estate loans;
- our inability to realize attractive risk-adjusted returns on our investments;
- unanticipated expenses or reduced revenues that reduce our cash flow or non-cash earnings;
- defaults in our investment portfolio or decreases in the value of our investments, including as a result of changes in the economy resulting from macroeconomic conditions;
- negative macro-economic trends including inflation, changes to tariffs and trade policies, interest rates, global supply chain disruptions, labor shortages, wage increases and the ongoing conflict between Russia and Ukraine; and
- the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, we may not be able to make distributions to our stockholders at any time in the future, and the level of any distributions we do make to our stockholders may not increase or even be maintained over time, any of which could materially and adversely affect the value of your investment in our shares.

Our expense support agreement may be terminated by us or our advisor at any time upon 30 days' notice.

We have entered into an expense support agreement with our advisor. We owe our advisor $5,383 under the expense support agreement as of December 31, 2024. We or our advisor may terminate the expense support

agreement at any time, without penalty, upon 30 days' notice. If our advisor terminates the expense support agreement, we must then reimburse our advisor for all current unreimbursed expense payments on a quarterly basis as provided in the expense support agreement. If we terminate the expense support agreement, we must reimburse our advisor for all current unreimbursed expense payments within 30 days after such termination. At our discretion, such reimbursement may be in the form of cash, a non-interest bearing promissory note with equal monthly principal payments over a term of no more than five years, or any combination thereof.

We may pay distributions from sources other than our cash flow from operations, including, without limitation, the sale of assets, borrowings or offering proceeds, and we have no limits on the amounts we may pay from such sources.

Our organizational documents permit us to pay distributions from any source. While our long-term corporate strategy is to fund the payment of regular distributions to our stockholders entirely from cash flow from our operations, we may not generate sufficient cash flow from operations to fully fund distributions to stockholders. We have used, and likely will continue to use, proceeds of our offerings, cash flows from operations, which was previously supported by expenses incurred by our advisor pursuant to the expense support agreement with our advisor, and other sources to fund distributions to our stockholders. We may be required to continue to fund our regular distributions from a combination of some of these sources if our investments fail to perform as anticipated, if expenses are greater than expected and due to numerous other factors. We have not established a limit on the amount of our distributions that may be paid from any of these sources. For the year ended December 31, 2024, our distributions were covered 58.8% by cash flow from operations and 41.2% by borrowings. The payment of distributions from sources other than cash flow from operations may be dilutive because it may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of additional borrowed funds. Using borrowings to fund our distributions would result in a liability to us, which would require a future repayment. The ultimate repayment of any liabilities incurred to fund distributions could adversely impact our ability to pay distributions in future periods, decrease our NAV, decrease the amount of cash we have available for operations and new investments and adversely impact the value of your investment in our shares.

The purchase and redemption price of shares of our common stock is based on our NAV and not on any public trading market.

The purchase and redemption price for shares of our common stock is based on our NAV and is not based on any public trading market. Because the valuation of properties is inherently subjective, our NAV may not accurately reflect the actual price at which our assets could be liquidated on any given day. Our NAV does not reflect $5,383 in payments made by our advisor pursuant to our expense support agreement. Following the month when we have reached $500,000 in gross proceeds from our offerings, we will make monthly reimbursement payments to our advisor of $250 for the first 12 months and $198 for the second 12 months, subject to certain limitations. Such payments will be deducted from our NAV as and when they are reimbursed.

Valuations and appraisals of our properties and real estate-related assets are estimates of fair value and may not necessarily correspond to realizable value.

For the purposes of calculating our NAV after the close of business on each business day, our properties will initially be valued at cost, which we expect to represent fair value at that time. Thereafter, valuations of our properties will be based on appraisals of each of our properties by either our independent valuation advisor or other independent third-party appraisal firms that will be performed at least once during every calendar quarter after the respective calendar quarter in which such property was acquired and will be performed in accordance with valuation guidelines approved by our board of directors. Likewise, our investments in real estate-related assets will initially be valued at cost, and thereafter will be valued quarterly, or in the case of liquid securities, daily, as applicable, at fair value. Such valuations are based on asset and portfolio level information provided by our advisor, including historical operating revenues and expenses of the properties, lease agreements on the properties, revenues and expenses of the properties, information regarding recent or planned capital expenditures and any other information relevant to valuing the real estate property, which information will not be independently verified by our independent

valuation advisor. In addition, on an intra-quarter basis, our advisor is responsible for monitoring our properties and real estate-related assets for events that may be expected to have a material impact on the most recent estimated values provided by our independent valuation advisor. Within the parameters of our valuation guidelines, the valuation methodologies used to value our properties will involve subjective judgments regarding such factors as comparable sales, rental and operating expense data, the capitalization or discount rate, and projections of future rent and expenses, and may not be accurate. Valuation methodologies will also involve assumptions and opinions about future events, which may or may not turn out to be correct. Valuations and appraisals of our properties and real estate-related assets will be only estimates of fair value. Ultimate realization of the value of an asset depends to a great extent on economic and other conditions beyond our control and the control of our advisor and independent valuation advisor. Further, valuations do not necessarily represent the price at which an asset would sell, since market prices of assets can only be determined by negotiation between a willing buyer and seller. Therefore, the valuations of our properties and our investments in real estate-related assets may not correspond to the timely realizable value upon a sale of those assets. There will be no retroactive adjustment in the valuation of such assets, the price of our shares of common stock, the price we paid to redeem shares of our common stock or NAV-based fees we paid to our advisor and our dealer manager for our public offering to the extent such valuations prove to not accurately reflect the true estimate of value and are not a precise measure of realizable value. Because the price you will pay for shares of our common stock in our public offering, and the price at which your shares may be redeemed by us pursuant to our share redemption plan, are based on our estimated NAV per share, you may pay more than realizable value or receive less than realizable value for your investment.

Our NAV per share may suddenly change if the appraised values of our properties materially change from prior appraisals or the actual operating results for a particular month differ from what we originally budgeted for that month.

When the appraisals of our properties are reflected in our NAV calculation, there may be a sudden change in our NAV per share for each class of our common stock. These changes in a property's value may be as a result of property-specific events or as a result of more general changes to real estate values resulting from local, national or global economic changes, including as a result of pandemics, supply chain disruptions, inflation, labor shortages, interest rates, wage increases and the ongoing conflict between Russia and Ukraine. In addition, actual operating results for a given month may differ from what we originally budgeted for that month, which may cause a sudden increase or decrease in the NAV per share amounts. We accrue estimated income and expenses on a daily basis based on monthly budgets. As soon as practicable after the end of the last business day of each month, we will adjust the income and expenses we estimated for that month to reflect the income and expenses actually earned and incurred. We will not retroactively adjust the NAV per share of each class for each day of the previous month. Therefore, because the actual results from operations may be better or worse than what we previously budgeted for a particular month, the adjustment to reflect actual operating results may cause the NAV per share for each class of our common stock to increase or decrease, and such increase or decrease will occur on the day the adjustment is made.

It may be difficult to fully and accurately reflect material events that may impact our daily NAV.

The calculation of our daily NAV per share, which is performed by BNY Mellon under the supervision of our advisor, is based in part on estimates of the values of each of our properties provided periodically by our independent valuation advisor and other independent third-party appraisal firms in individual appraisal reports in accordance with valuation guidelines approved by our board of directors. As a result, our published NAV per share on any given day may not fully reflect any or all changes in value that may have occurred since the most recent valuation. Our advisor reviews appraisal reports and monitors our properties and real estate-related assets, and is responsible for notifying the independent valuation advisor of the occurrence of any property-specific or market-driven event it believes may cause a material valuation change in the real estate valuation, but it may be difficult to reflect fully and accurately rapidly changing market conditions or material events that may impact the value of our properties and real estate-related assets or liabilities between valuations, or to obtain quickly complete information regarding any such events. For example, an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property, or a global or national economic event (including the economic impact of a pandemic, supply chain disruptions, inflation, interest rates, labor shortages,

wage increases and the ongoing conflict between Russia and Ukraine) may cause the value of one or more of our properties to change materially, yet obtaining sufficient relevant information after the occurrence has come to light and/or analyzing fully the financial impact of such an event may be difficult to do and may require some time. As a result, the NAV per share may not reflect a material event until such time as sufficient information is available and analyzed, and the financial impact is fully evaluated, such that our NAV may be appropriately adjusted in accordance with our valuation guidelines. Depending on the circumstance, the resulting potential disparity in our NAV may be in favor of either stockholders who redeem their shares, or stockholders who buy new shares, or existing stockholders.

NAV calculations are not governed by governmental or independent securities, financial or accounting rules or standards.

The method for calculating our NAV, including the components used in calculating our NAV, is not prescribed by rules of the SEC or any other regulatory agency. Further, there are no accounting rules or standards that prescribe which components should be used in calculating NAV, and our NAV is not audited by our independent registered public accounting firm. We calculate and publish NAV solely for purposes of establishing the daily price at which we sell shares and the monthly price at which we redeem shares of our common stock, and you should not view our NAV as a measure of our historical or future financial condition or performance. The components and methodology used in calculating our NAV may differ from those used by other companies now or in the future.

In addition, our NAV calculations, to the extent that they incorporate valuations of our assets and liabilities, are not prepared in accordance with GAAP. These valuations, which are based on market values that assume a willing buyer and seller, may differ from liquidation values that could be realized in the event that we were forced to sell assets.

Due to daily fluctuations in our NAV, the price at which your purchase is executed could be higher than our NAV per share at the time you submit your purchase order, and the price at which your redemption is executed could be lower than our NAV per share at the time you submit your redemption request.

The purchase price for shares of our common stock is determined at the end of each business day based on our NAV and is not based on any established trading price. Each accepted purchase order will be executed at a price equal to our NAV per share for the class of shares being purchased next determined after the purchase order is received in proper form and processed, plus, for certain classes of shares, up-front selling commissions and dealer manager fees. For example, if a purchase order is received and processed on a business day and before the close of business (4:00 p.m. Eastern time) on that day, the purchase order will be executed at a purchase price equal to our NAV per share for the class of shares being purchased as determined after the close of business on that day, plus any applicable up-front selling commissions and dealer manager fees. If a purchase order is received and processed on a business day, but after the close of business on that day, the purchase order will be executed at a purchase price equal to our NAV per share for the class of shares being purchased as determined after the close of business on the next business day, plus any applicable up-front selling commissions and dealer manager fees. As a result of this process, you will not know the purchase price at the time you submit your purchase order. The purchase price per share at which your purchase order is executed could be higher than the NAV per share on the date you submitted your purchase order.

The redemption price for shares of our common stock for a given month is determined at the end of a business day which is at least 10 business days prior to the last business day of such month. Received and processed redemption requests will be effected at the redemption price for the class of shares being redeemed (subject to a 2% short-term trading discount for purchased shares, excluding shares acquired via our distribution reinvestment plan, held less than 365 days from their purchase date). As a result of this process, you may not know the redemption price at the time you submit your redemption request. The redemption price per share at which your redemption request is executed could be lower than the NAV per share on the date you submitted your redemption request and it could be lower than the NAV per share on the date your redemption request is transacted.

Changes in the real estate market could have a negative impact on the performance of our investment portfolio.

If the current real estate environment were to worsen in the markets where our properties are located, our NAV per share of our common stock may experience more volatility or decline as a result. The impact of the ongoing conflict between Russia and Ukraine as well as pandemics, inflation, interest rates, labor shortages and wage increases is uncertain and is expected to have a negative impact on the real estate market. A negative shock to the economy could result in reduced tenant demand, higher tenancy default and rising vacancy rates. There can be no assurance that our real estate investments will not be adversely affected by a severe slowing of the economy or renewed recession. Tenant defaults, fluctuations in interest rates, limited availability of capital and other economic conditions beyond our control could negatively affect our portfolio, and decrease the value of our investments.

Uncertainty and volatility in the credit markets may make it difficult for us to refinance our existing line of credit or otherwise find debt financing on reasonable terms, or at all, and may impact our ability to fund property acquisitions or to fund tenant improvements.

During the great recession, and more recently in response to the perceived and potential economic impacts caused by the COVID-19 pandemic, the conflict between Russia and Ukraine, rising interest rates, tariffs and other trade policies and high inflation, U.S. and global credit markets experienced severe dislocations and liquidity disruptions. While credit markets have been adjusting to the aforementioned recent events, and even when credit markets are operating under more normalized conditions, credit spreads continue to be dynamic, and lenders can be reluctant to offer financing at higher leverage ratios or for particular property types, among other restrictions. We currently rely on debt to finance our acquisitions of properties and future tenant improvements. Uncertainty in the credit markets may adversely impact our ability to refinance our existing line of credit or to otherwise access debt capital on reasonable terms, or at all, which may adversely affect investment returns on future acquisitions or our ability to make acquisitions or tenant improvements. Deferring necessary or desirable tenant improvements may make it more difficult for us to attract new tenants to our properties or reduce the amount of rent we can charge at such properties. A constrained debt market could cause us to use a greater portion of the proceeds from our offerings to finance our acquisitions and fund tenant improvements, reducing the number of acquisitions we may otherwise make and potentially adversely affecting returns on future acquisitions. We cannot be certain that we will have readily available sources of available financing in the future.

We depend on our advisor and our dealer manager to conduct our operations and our offerings, and we may not be able to secure suitable replacements in the event that we fail to retain their services.

Our success depends in part upon our relationships with, and the performance of, our advisor and its key real estate professionals for the acquisition and management of our investment portfolio and our corporate operations and our dealer manager for capital raising in our offerings. Any of these parties may suffer or become distracted by adverse financial or operational problems in connection with their business and activities unrelated to us and over which we have no control. Should any of these parties fail to allocate sufficient resources to perform their responsibilities to us for any reason, we may be unable to achieve our investment objectives or to pay distributions to our stockholders. In the event that, for any reason, our advisory agreement or the agreement with our dealer manager are terminated, or our advisor or our dealer manager is unable to retain its key personnel, it may be difficult to secure suitable replacements on acceptable terms, which would adversely impact the value of our stock.

If we are unable to raise substantial funds, we will be limited in the number and type of additional investments we make, and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

The amount of proceeds we raise in our offerings may be substantially less than the amount we would need to maintain a diversified portfolio of investments. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number, geography and size of investments that we make. In that case, the likelihood that any single asset's performance would adversely affect our profitability will increase. There is a greater risk that you will lose money in your investment if we have less diversity in our

portfolio. Further, we have certain fixed operating expenses, including expenses of being a public reporting company, regardless of whether we are able to raise substantial funds. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.

Our portfolio may be subject to geographic or tenant risk, particularly if we are unable to raise substantial funds in our offerings.

If our portfolio is not sufficiently diversified, we may be subject to geographic or tenant risk, particularly if we do not raise substantial funds in our offerings. If we are unable to raise substantial funds in our offerings, we will make fewer investments resulting in less diversification in terms of the number of investments owned, the geographic regions in which our properties are located and the types of investments that we make. Even if we raise substantial funds, we may still be unable to establish a sufficiently diversified portfolio that would eliminate geographic and tenant risk. In either case, the likelihood that any single investment's performance would adversely affect our profitability will increase.

The success of our continuous public offering is dependent, in part, on the ability of our dealer manager to retain key employees and to successfully operate and maintain a network of participating broker-dealers.

Our continuous public offering is being conducted on a "best efforts" basis by DWS Distributors, Inc., our dealer manager for our public offering and our placement agent for the private offerings. The success of our public offering and our ability to implement our business strategy is dependent upon the ability of our dealer manager to retain key employees and to operate and maintain a network of participating broker-dealers. If our dealer manager is unable to retain qualified employees or build and maintain a sufficient network of participating broker-dealers to distribute shares in our public offering, we may not be able to raise adequate proceeds through our public offering to implement our investment strategy. In addition, our dealer manager currently serves as distributor for other issuers. As a result, our dealer manager may experience conflicts of interest in allocating its time between our offerings and such other issuers, which could adversely affect our ability to raise adequate proceeds through our offerings and implement our investment strategy.

We may change our investment and operational policies without stockholder consent.

Except for changes to the investment restrictions contained in our charter, which require stockholder consent to amend, we may change our investment and operational policies, including our policies with respect to investments, operations, indebtedness, capitalization and distributions, at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier or more highly leveraged than, the types of investments contemplated by our current investment policies. A change in our investment strategy may, among other things, increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could materially affect our ability to achieve our investment objectives.

Compliance with the SEC's Regulation Best Interest by participating broker-dealers may negatively impact our ability to raise capital in our public offering, which would harm our ability to achieve our investment objectives.

Broker-dealers must comply with Regulation Best Interest, which, among other requirements, establishes a new standard of conduct for broker-dealers and their associated persons when making a recommendation of any securities transaction or investment strategy involving securities to a retail customer. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonably available alternatives in the best interests of their clients. There are likely alternatives to us that are reasonably available to you, through your broker or otherwise, and those alternatives may be less costly or have a lower investment risk. Under Regulation Best Interest, broker-dealers participating in the offering must consider such alternatives in the best interests of their clients. The impact of Regulation Best Interest on participating dealers cannot be determined at this time, and it may negatively impact whether participating dealers and their associated persons recommend our public offering to certain retail customers.

If Regulation Best Interest reduces our ability to raise capital in our public offering, it would harm our ability to create a diversified portfolio of investments and ability to achieve our investment objectives.

Risks Related to Conflicts of Interest

The fees we pay to our dealer manager and our advisor in connection with our offerings and our investments were not determined on an arm's-length basis; therefore, we do not have the benefit of arm's-length negotiations of the type normally conducted between unrelated parties.

The fees to be paid to our advisor and our dealer manager for services they provide for us in connection with our investments and our offerings were not determined on an arm's-length basis. As a result, the fees have been determined without the benefit of arm's-length negotiations of the type normally conducted between unrelated parties and may be in excess of amounts that we would otherwise pay to third parties for such services.

Our advisor may face a conflict of interest with respect to the allocation of investment opportunities and competition for tenants between us and other real estate programs that it advises.

Our advisor's officers and key real estate professionals will identify potential investments in properties and other real estate-related assets which are consistent with our investment guidelines for our possible acquisition. However, our advisor may not acquire any investment in a property unless it has reviewed and approved presenting it to us in accordance with its allocation policies. Our advisor will advise other investment programs that invest in properties and real estate-related assets in which we may be interested and, therefore, could face conflicts of interest in determining which programs will have the opportunity to acquire and participate in such investments as they become available. As a result, other investment programs advised by our advisor may compete with us with respect to certain investments that we may want to acquire.

In addition, we may acquire properties in geographic areas where other investment programs advised by our advisor own properties. Therefore, our properties may compete for tenants with other properties owned by such investment programs. If one of such investment programs attracts a tenant that we are competing for, we could suffer a loss of revenue due to delays locating another suitable tenant.

Our advisor faces a conflict of interest because the fees it receives for services performed are based on our NAV, which is calculated by BNY Mellon under the supervision of our advisor.

Our advisor is paid a fee for its services based on our daily NAV, which is calculated by BNY Mellon under the supervision of our advisor in accordance with our valuation guidelines. The calculation of our NAV includes certain subjective judgments of our advisor with respect to estimating, for example, our accrued expenses, daily net portfolio income and liabilities, and therefore, our NAV may not correspond to realizable value upon a sale of those assets. Our advisor may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. If our NAV is calculated in a way that is not reflective of our actual NAV, then the purchase price of shares of our common stock on a given date may not accurately reflect the value of our portfolio, and our shares may be worth less than their purchase price.

Our advisor's inability to retain the services of key real estate professionals could hurt our performance.

Our success depends to a significant degree upon the contributions of certain key real estate professionals employed by our advisor, each of whom would be difficult to replace. Neither we nor our advisor have employment agreements with these individuals and they may not remain associated with us. If any of these persons were to cease their association with us, our operating results could suffer. Our future success depends, in large part, upon our advisor's ability to attract and retain highly skilled managerial, operational and marketing professionals. If our advisor loses or is unable to obtain the services of highly skilled professionals, our ability to implement our investment strategies could be delayed or hindered.

Our executive officers, our affiliated directors and the key real estate professionals acting on behalf of our advisor face conflicts of interest related to their positions or interests in affiliates of our advisor, which could hinder our ability to implement our business strategy and to generate returns to our stockholders.

Our executive officers, our affiliated directors and the key real estate professionals acting on behalf of our advisor are also executive officers, directors, managers or key professionals of DWS's real estate investment business. Some of these persons also serve as managers and investment advisers to other funds and institutional investors in real estate and real estate-related assets. As a result, they owe fiduciary duties to each of these entities and their investors, which fiduciary duties may from time to time conflict with the fiduciary duties that they owe to us and our stockholders, and could face conflicts of interest in allocating their time among us and such other funds, investors and activities. Their loyalties to these other entities and investors could result in action or inaction that is detrimental to our business, which could harm the implementation of our investment strategy, and could cause these individuals to allocate less of their time to us than we may require, which may adversely impact our operations.

Risks Related to Our Public Offering and Our Corporate Structure

The limits on the percentage of shares of our common stock that any person may own may discourage a takeover or business combination that could otherwise benefit our stockholders.

Our charter, with certain exceptions, authorizes our board of directors to take such actions as are necessary and desirable to preserve our qualification to be taxed as a REIT. Unless exempted (prospectively or retroactively) by our board of directors, no person may own more than 9.8% in value of our outstanding capital stock or more than 9.8% in value or number of shares, whichever is more restrictive, of our outstanding common stock. A person that did not acquire more than 9.8% of our shares may become subject to our charter restrictions if redemptions by other stockholders cause such person's holdings to exceed 9.8% of our outstanding shares. Our 9.8% ownership limitation may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price for our stockholders.

Our charter permits our board of directors to issue stock with terms that may subordinate the rights of the holders of our common stock or discourage a third party from acquiring us in a manner that could result in a premium price to our stockholders.

Our board of directors may classify or reclassify any unissued common stock or preferred stock into other classes or series of stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption of any such stock without stockholder approval. Our board of directors has adopted a resolution not to approve the issuance of any shares of preferred or common stock which possess voting rights superior to those provided to any class of common stock under our charter; provided, however, that the holders of preferred stock may be entitled to elect up to three members of the board of directors without the approval of the holders of common stock; and provided, further, that a majority of the members of the board of directors shall be elected by holders of common stock. Thus, our board of directors could authorize the issuance of preferred stock with terms and conditions that could have priority as to distributions and amounts payable upon liquidation over the rights of the holders of our common stock. Such preferred stock could also have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might otherwise provide a premium price to holders of our common stock.

Maryland law and our organizational documents limit our rights and the rights of our stockholders to recover claims against our directors and officers, which could reduce your and our recovery against them if they cause us to incur losses.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. In addition, Maryland law and our charter provide that no director or officer shall be liable to us or our stockholders for monetary damages unless the director

or officer (1) actually received an improper benefit or profit in money, property or services or (2) was actively and deliberately dishonest as established by a final judgment as material to the cause of action. Moreover, our charter generally requires us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities unless their act or omission was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, they actually received an improper personal benefit in money, property or services or, in the case of any criminal proceeding, they had reasonable cause to believe the act or omission was unlawful. Further, we have entered into separate indemnification agreements with each of our officers and directors. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses. In addition, we are obligated to fund the defense costs incurred by these persons in some cases. However, our charter provides that we may not indemnify our directors, or our advisor and its affiliates, for any liability or loss suffered by them or hold our directors, our advisor and its affiliates harmless for any liability or loss suffered by us, unless they have determined that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability or loss was not the result of negligence or misconduct by our non-independent directors, our advisor and its affiliates, or gross negligence or willful misconduct by our independent directors, and the indemnification or agreement to hold harmless is recoverable only out of our net assets or the proceeds of insurance and not from the stockholders.

Certain provisions of Maryland law could inhibit transactions or changes of control under circumstances that could otherwise provide stockholders with the opportunity to realize a premium.

Certain provisions of the Maryland General Corporation Law applicable to us prohibit business combinations with: (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock, which we refer to as an "interested stockholder;" (2) an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding stock, which we also refer to as an "interested stockholder;" or (3) an affiliate of an interested stockholder. These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder or an affiliate of the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding voting stock, and two-thirds of the votes entitled to be cast by holders of our voting stock other than shares held by the interested stockholder or its affiliate with whom the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders' best interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our board of directors prior to the time that someone becomes an interested stockholder. Pursuant to the business combination statute, our board of directors has exempted any business combination involving us and any person, provided that such business combination is first approved by a majority of our board of directors, including a majority of our independent directors.

Our UPREIT structure may result in potential conflicts of interest with limited partners in our operating partnership whose interests may not be aligned with those of our stockholders.

Our directors and officers have duties to our corporation and our stockholders under Maryland law and our charter in connection with their management of the corporation. At the same time, we, as general partner, will have fiduciary duties under Delaware law to our operating partnership and to the limited partners in connection with the management of our operating partnership. Our duties as general partner of our operating partnership and its partners may come into conflict with the duties of our directors and officers to our corporation and our stockholders. Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the partnership's partnership agreement. The partnership agreement of our operating partnership provides that, for so long as we own a controlling interest in our operating partnership, any conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders.

Additionally, the partnership agreement expressly limits our liability by providing that we will not be liable or accountable to our operating partnership for losses sustained, liabilities incurred or benefits not derived if we acted in good faith. In addition, our operating partnership is required to indemnify us and our officers, directors, employees, agents and designees to the extent permitted by applicable law from and against any and all claims arising from operations of our operating partnership, unless it is established that: (1) the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty; (2) the indemnified party received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful.

The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and we have not obtained an opinion of counsel covering the provisions set forth in the partnership agreement that purport to waive or restrict our fiduciary duties.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

We intend to conduct our operations so that neither we, nor our operating partnership nor the subsidiaries of our operating partnership are investment companies under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer's total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Excluded from the term "investment securities," among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

Rule 3a-1 under the Investment Company Act generally provides that, notwithstanding Section 3(a)(1)(C) of the Investment Company Act, an issuer will not be deemed to be an "investment company" under the Investment Company Act provided that (1) it does not hold itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, and (2) on an unconsolidated basis except as otherwise provided, no more than 45% of the value of its total assets, consolidated with the assets of any wholly owned subsidiary (exclusive of U.S. government securities and cash items), consists of, and no more than 45% of its net income after taxes, consolidated with the net income of any wholly owned subsidiary, (for the last four fiscal quarters combined) is derived from, securities other than U.S. government securities, securities issued by employees' securities companies, securities issued by certain majority-owned subsidiaries of such company and securities issued by certain companies that are controlled primarily by such company. In addition, we believe neither we nor our operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor our operating partnership will engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our operating partnership's wholly owned or majority-owned subsidiaries, we and our operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries, namely the business of purchasing or otherwise acquiring real property, mortgages and other interests in real estate.

A change in the value of any of our assets could cause us, our operating partnership or one or more of its subsidiaries to fall within the definition of "investment company" and, thus, be required to register under the Investment Company Act. To ensure that neither we nor any of our subsidiaries are required to register as an investment company under the Investment Company Act, we may be unable to sell assets we would otherwise want to sell and may be unable to purchase securities we would otherwise want to purchase. In addition, we may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our investment strategy.

Our advisor will continually review our investment activity to attempt to ensure that we will not be regulated as an investment company.

We believe that we, our operating partnership and the subsidiaries of our operating partnership will satisfy the exclusion in Rule 3a-1 under the Investment Company Act. However, if we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things:

- limitations on capital structure;
- restrictions on specified investments;
- restrictions or prohibitions on retaining earnings;
- restrictions on leverage or senior securities;
- restrictions on unsecured borrowings;
- requirements that our income be derived from certain types of assets;
- prohibitions on transactions with affiliates; and
- compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business.

Registration with the SEC as an investment company would be costly, would subject our company to a host of complex regulations, and would divert the attention of management from the conduct of our business. In addition, the purchase of real estate that does not fit our investment guidelines and the purchase or sale of investment securities or other assets to preserve our status as a company not required to register as an investment company could materially adversely affect our NAV, the amount of funds available for investment and our ability to pay distributions to our stockholders.

Risks Related to Investments in Real Estate

Our operating results will be affected by economic and regulatory changes that impact the real estate market in general.

We are subject to risks generally attributable to the ownership of real property, including:

- changes in global, national, regional or local economic, demographic or capital market conditions, such as the decline in the price of oil;
- acts of God, earthquakes, hurricanes, climate change and other natural disasters, acts of war (including the impact on macroeconomic conditions as a result of the conflict between Russia and Ukraine), acts of terrorism (any of which may result in uninsured losses), epidemics and pandemics;
- negative macro-economic trends including inflation, changes to tariffs and trade policies, global supply chain disruptions, interest rates, labor shortages, wage increases and the ongoing conflict between Russia and Ukraine;
- future adverse national real estate trends, including increasing vacancy rates, declining rental rates and general deterioration of market conditions;
- changes in supply of or demand for similar properties in a given market or metropolitan area which could result in rising vacancy rates or decreasing market rental rates;

- vacancies or inability to lease space on favorable terms;
- increased competition for properties targeted by our investment strategy;
- bankruptcies, financial difficulties or lease defaults by our tenants;
- continued increases in interest rates and availability of financing; and
- changes in government rules, regulations and fiscal policies, including increases in property taxes, changes in zoning laws, and increasing costs to comply with environmental laws.

All of these factors are beyond our control. Any negative changes in these factors could affect our ability to meet our obligations and make distributions to stockholders.

Adverse economic conditions in the regions and metropolitan markets where our assets are located may adversely affect our ability to lease our properties and our ability to increase lease prices.

In addition to our properties being subject to national economic real estate trends, our properties will also be subject to potential adverse conditions in the regions and metropolitan areas where our properties are located, which may reduce our ability to lease our properties, restrict our ability to increase lease prices and force us to lower lease prices or offer tenant incentives. Adverse economic conditions in the regions where our properties are located can lead to, among other things, tenant bankruptcies, decreasing rents and reduced demand for vacant space. As a result, adverse regional or city specific events or trends that occur may impact certain of our properties without impacting our entire portfolio, which could decrease our overall performance.

We may have difficulty selling our properties, which may limit our flexibility and ability to pay distributions.

Real estate investments, including high-quality properties in good markets, are relatively illiquid because it can take a significant amount of time to market a property, locate one or more buyers, negotiate the sale and satisfy the conditions leading up to closing. This is true even for high-quality properties. As a result, it could be difficult for us to promptly sell one or more of our properties on favorable terms. This may limit our ability to change our portfolio quickly in response to adverse changes in the performance of any such property, economic or market trends, or in order to provide liquidity to fund share repurchases or any other reason. In addition, federal tax laws that impose a 100% excise tax on gains from sales of dealer property by a REIT (generally, property held for sale in the ordinary course of a trade or business, rather than investment) could limit our ability to sell properties and may affect our ability to sell properties without adversely affecting returns to our stockholders. These restrictions could adversely affect our ability to achieve our investment objectives.

We face risks associated with property acquisitions.

We intend to continue acquiring properties in accordance with our investment strategy. We may also acquire portfolios of properties, including large portfolios that could result in changes to our capital structure. Our acquisition activities and their success are subject to the following risks:

- we may be unable to complete an acquisition after making a non-refundable deposit and incurring certain other acquisition-related costs;
- we may be unable to obtain financing for acquisitions on commercially reasonable terms or at all;
- acquired properties may fail to perform as expected;
- the actual costs of repositioning or redeveloping acquired properties may be greater than our estimates;
- acquired properties may be located in new markets in which we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and
- we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations.

Competition in acquiring properties may reduce our profitability and the return on your investment.

We face competition from various entities for investment opportunities in properties, including other REITs, pension funds, insurance companies, investment funds and companies, partnerships and developers. Many of these entities may have greater access to capital to acquire properties than we have. Competition from these entities may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell. In addition, as the non-listed REIT industry develops and matures, the number of entities and the amount of funds competing for suitable investments has increased. In addition to third-party competitors, other programs sponsored by our advisor have raised additional capital and are seeking investment opportunities under our sponsor's allocation policy. If we acquire properties and other investments at higher prices or by using less-than-ideal capital structures, our returns will be lower and the value of our assets may not appreciate or may decrease significantly below the amount we paid for such assets. If such events occur, you may experience a lower return on your investment.

Properties that incur vacancies could be difficult and costly to sell or re-lease.

A property may incur a vacancy either by the continued default of a tenant under its lease or the expiration of one of our leases. In addition, certain of the properties we acquire may have some level of vacancy at the time of acquisition. Certain other properties may be specifically suited to the particular needs of a tenant and may become vacant after we acquire them. Therefore, we may have difficulty obtaining a new tenant for any vacant space we have in our properties, and substantial expenditures may be necessary to customize the property to fit the needs of a successor tenant or prepare the property for sale. If the vacancy continues for a long period of time, we may suffer reduced revenues resulting in lower cash distributions to stockholders. In addition, the resale value of the property could be diminished because the market value may depend principally upon the value of the property's leases.

Potential losses or damage to our properties may not be covered by insurance.

We carry comprehensive liability, fire, extended coverage, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket policy, and plan to do so for any new properties added to the portfolio. Our advisor will select policy specifications and insured limits which it believes to be appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice. Insurance policies on our properties may include some coverage for losses that are generally catastrophic in nature, such as losses due to terrorism, earthquakes and floods, but we cannot assure you that it will be adequate to cover all losses and some of our policies will be insured subject to limitations involving large deductibles or co-payments and policy limits which may not be sufficient to cover losses. If we or one or more of our tenants experience a loss which is uninsured or which exceeds policy limits, we could lose the capital invested in the damaged properties as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged.

Our properties face significant competition.

We face significant competition from owners, operators and developers of properties. Substantially all of our properties will face competition from similar properties in the same market. This competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to lease available space at lower prices than the space in our properties. If one of our properties were to lose an anchor tenant, this could impact the leases of other tenants, who may be able to modify or terminate their leases as a result. Due to such competition, the terms and conditions of any lease that we enter into with our tenants may vary substantially.

Our properties may be leased at below-market rates under long-term leases.

In general, we seek to negotiate longer-term leases to reduce the cash flow volatility associated with lease rollovers, provided that contractual rent increases are included. In addition, where appropriate, we seek leases that provide for operating expenses, or expense increases, to be paid by the tenants. These leases may allow tenants to

renew the lease with pre-defined rate increases. If we do not accurately judge the potential for increases in market rental rates, we may set the rental rates of these long-term leases at levels such that even after contractual rental increases, the resulting rental rates are less than then-current market rental rates, particularly in light of the recent rise in inflation rates. Further, we may be unable to terminate those leases or adjust the rent to then-prevailing market rates. As a result, our income and distributions to our stockholders could be lower than if we did not enter into long-term leases.

Our retail tenants will face competition from numerous retail channels.

Retailers leasing our properties will face continued competition from discount or value retailers, factory outlet centers, wholesale clubs, mail order catalogues and operators, television shopping networks and shopping via the Internet. Such competition could adversely affect our tenants and, consequently, our revenues and funds available for distribution.

Our industrial tenants may be adversely affected by a decline in manufacturing activity in the United States.

Fluctuations in manufacturing activity in the United States may adversely affect our industrial tenants and therefore the demand for and profitability of our industrial properties. Trade agreements with foreign countries have given employers the option to utilize less expensive foreign manufacturing workers. Outsourcing manufacturing activities could reduce the demand for U.S. workers, thereby reducing the profitability of our industrial tenants and the demand for and profitability of our industrial properties.

We face risks associated with our student-oriented residential communities.

Many colleges and universities own and operate their own competing on-campus housing facilities, and changes in university admission policies could adversely affect us. For example, if a university reduces the number of student admissions or requires that certain students, such as freshman, live in a university owned facility, the demand for beds at our properties may be reduced and our occupancy rates may decline.

If any credit market disruptions or economic slowdowns occur, any investments in residential properties may face increased competition from single-family homes and condominiums for rent, which could limit our ability to retain residents, lease residential units or increase or maintain rents.

Our residential properties may compete with numerous housing alternatives in attracting residents, including single-family homes and condominiums available for rent. Such competitive housing alternatives may become more prevalent in a particular area in the event of any tightening of mortgage lending underwriting criteria, homeowner foreclosures, declines in single-family home and condominium sales or lack of available credit. The number of single-family homes and condominiums for rent in a particular area could limit our ability to retain residents, lease residential units or increase or maintain rents.

Our medical office buildings and our tenants may be subject to competition.

Our medical office buildings may face competition from nearby hospitals and other medical office buildings that provide comparable services. Some of those competing facilities are owned by governmental agencies and supported by tax revenues, while others are owned by nonprofit corporations and may be supported to a large extent by endowments and charitable contributions. These types of financial support are not available to buildings we own. Similarly, our tenants face competition from other medical practices in nearby hospitals and other medical facilities. Further, referral sources, including physicians and managed care organizations, may change their lists of hospitals or physicians to which they refer patients. Competition and loss of referrals could adversely affect our tenants' ability to make rental payments, which could adversely affect our rental revenues. Any reduction in rental revenues resulting from the inability of our medical office buildings and our tenants to compete successfully may have an adverse effect on our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Our office properties may be adversely affected by trends in the office real estate industry.

Some businesses increasingly permit employee telecommuting, flexible work schedules, open workplaces, teleconferencing and outsourcing. These trends were accelerated during the COVID-19 pandemic. These practices enable businesses to reduce their space requirements. Over time, these trends could erode the overall demand for office space and, in turn, may place downward pressure on occupancy, rental rates and property valuations.

We rely on third-party property managers to operate our properties and leasing agents to lease vacancies in our properties.

Our advisor has hired, and intends in the future to hire, third-party property managers to manage our properties and third-party leasing agents to lease vacancies in our properties. The third-party property managers have significant decision-making authority with respect to the management of our properties. Our ability to direct and control how our properties are managed on a day-to-day basis may be limited because we engage third parties to perform this function. Thus, the success of our business may depend in large part on the ability of our third-party property managers to manage the day-to-day operations and the ability of our leasing agents to lease vacancies in our properties. Any adversity experienced by our property managers or leasing agents could adversely impact the operation and profitability of our properties.

Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of co-venturers and disputes between us and our co-venturers.

We may co-invest in the future with third parties through partnerships or other entities, which we collectively refer to as joint ventures, acquiring non-controlling interests in or sharing responsibility for managing the affairs of the joint venture. In such event, we would not be in a position to exercise sole decision-making authority regarding the joint venture. Investments in joint ventures may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their required capital contributions. Co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor the co-venturer would have full control over the joint venture. Disputes between us and co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with co-venturers might result in subjecting properties owned by the joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our co-venturers.

Costs of complying with governmental laws and regulations may reduce our net income and the cash available for distributions to our stockholders.

Real estate and the operations conducted on properties are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. We could be subject to liability in the form of fines or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges; air emissions; the operation and removal of underground and above-ground storage tanks; the use, storage, treatment, transportation and disposal of solid hazardous materials; the remediation of contaminated property associated with the disposal of solid and hazardous materials; and other health and safety-related concerns.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation must meet federal requirements related to access and use by persons with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Additional or new federal, state and local laws also may require modifications to our properties, or restrict our ability to renovate properties. We will attempt to acquire properties that comply with the ADA and other similar legislation or place the burden on the seller or other third party, such as a tenant, to ensure compliance with such legislation. However, we

cannot assure you that we will be able to acquire properties or allocate responsibilities in this manner. If we cannot, or if changes to the ADA mandate further changes to our properties, then our funds used for ADA compliance may reduce cash available for distributions and the amount of distributions to you.

We could become subject to liability for environmental contamination, regardless of whether we caused such contamination.

We could become subject to liability in the form of fines or damages for noncompliance with environmental laws and regulations. These laws and regulations generally govern wastewater discharges; air emissions; the operation and removal of underground and above-ground storage tanks; the use, storage, treatment, transportation and disposal of solid hazardous materials; the remediation of contaminated property associated with the disposal of solid and hazardous materials; and other health and safety-related concerns. Some of these laws and regulations may impose joint and several liability on tenants, owners or managers for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. Under various federal, state and local environmental laws, ordinances, and regulations, a current or former owner or manager of real property may be liable for the cost to remove or remediate hazardous or toxic substances, wastes, or petroleum products on, under, from, or in such property. These costs could be substantial and liability under these laws may attach whether or not the owner or manager knew of, or was responsible for, the presence of such contamination. Even if more than one person may have been responsible for the contamination, each liable party may be held entirely responsible for all of the clean-up costs incurred.

In addition, third parties may sue the owner or manager of a property for damages based on personal injury, natural resources, or property damage and/or for other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of contamination on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination, or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. In addition, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants. There can be no assurance that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of our properties will not be affected by the operations of the tenants, by the existing condition of the land or by operations in the vicinity of the properties. There can be no assurance that these laws, or changes in these laws, will not have a material adverse effect on our business, results of operations or financial condition.

Certain of our investments may be subject to review by and approval from CFIUS, which may prevent us from taking advantage of investment opportunities that would otherwise be advantageous to our stockholders.

Certain of our investments involving the acquisition of a property connected with U.S. national security may be subject to review by and approval from the U.S. Committee on Foreign Investment in the U.S. ("CFIUS"). In the event that CFIUS reviews one or more of our investments, there can be no assurances that we will be able to maintain or proceed with such investments on terms acceptable to us. Additionally, CFIUS may seek to impose limitations on one or more such investments that may prevent us from maintaining or pursuing investment opportunities that we otherwise would have maintained or pursued, which could adversely affect the performance of our investments and thus our overall performance. Certain of our stockholders may be non-U.S. investors, and in the aggregate, may comprise a substantial portion of our NAV, which may increase the risks of such limitations being imposed in connection with investments pursued or made by us. Legislative and regulatory changes, including changes to agency practice, in the future may negatively impact our ability to realize value from certain existing and future investments, including by limiting exit opportunities or causing us to favor buyers that we believe are less likely to require CFIUS review, even in circumstances where other buyers may offer better terms or more consideration.

Our business may be subject to certain U.S. and German regulatory regimes applicable to Deutsche Bank and DWS, including applicable financial industry rules, which may impact our ability to implement our business strategy and to generate returns to our stockholders.

Deutsche Bank and its affiliates (the "Deutsche Bank Group") are subject to a broad array of U.S. and certain non-U.S. banking laws and regulations. As a result of both the advisor's investment in us and the advisor being an affiliate of the Deutsche Bank Group, we and the advisor also may be subject to the banking laws and regulations that are applicable to the Deutsche Bank Group. Such laws and regulations may, among other things, impose restrictions on the types and amounts of investments that we may make, the types of activities in which we may engage and the amount of influence and control that we and the advisor may have over the operations of the projects. In addition, certain bank regulatory limits may apply to the Deutsche Bank Group and us on an aggregate basis. As a result, certain investments made by the Deutsche Bank Group in the ordinary course of business may limit the scope and size of the projects that we can make or the degree of influence and control that we and the advisor may have with respect to such project(s). As a result of such limitations, some otherwise suitable projects may not be available to us, or may be unprofitably disposed of by, us.

In the United States, Deutsche Bank is treated as a bank holding company and DWS Group GmbH & Co. KGaA ("DWS KGaA") is a company controlled by a bank holding company, as such terms are defined under the Bank Holding Company Act, as amended (the "BHC Act"), and thus both DB AG and DWS KGaA are subject in the United States to the BHC Act under the International Banking Act of 1978. Deutsche Bank and DWS KGaA have each elected to be deemed a financial holding company within the meaning of the BHC Act. To comply with the BHC Act, in addition to other laws and regulations, we may be required to alter the investments that we make or act in a manner that would be less advantageous than if we were not subject to such laws and regulations, and may be required to dispose of projects at a time that is ultimately unfavorable to our stockholders.

Changes in applicable banking laws or regulations, or in the interpretation or application thereof, could require us to dispose of some or all of the projects under unfavorable market conditions, thus causing us to recognize a loss that we might not otherwise have recognized, and could cause the advisor to discontinue activities with respect to certain of our activities. The discontinuance of such activities by the adviser could have a material adverse effect on us.

Under the BHC Act, Deutsche Bank or its affiliates, including DWS KGaA, are generally not permitted to have control over an operating business such as us. The advisor has determined that it does not have control over us. This determination is highly fact dependent and is not entirely free from doubt, and the Federal Reserve may take into account all facts and circumstances in a particular case when assessing the presence of absence of control. If it were subsequently determined that the advisor controlled us, the advisor may be required to limit the types of activities that it would engage in on our behalf, which might have detrimental effects for us and our operations.

Your investment return may be reduced if the Board of Governors of the Federal Reserve System (the "FRB") concludes that we do not satisfy the applicable requirements for exclusion from the definition of "covered fund" under the Volcker Rule.

The "Volcker Rule," enacted as part of the Dodd-Frank Act and implemented in final regulations published in the Federal Register on January 31, 2014, generally restricts a banking entity (including non-U.S. banking organizations such as Deutsche Bank and its affiliates, including DWS) from acquiring or retaining any equity, partnership or other ownership interest in, or from sponsoring, hedge funds or private equity funds, defined as "covered funds" in the Volcker Rule.

As a "banking entity" under the Volcker Rule, neither Deutsche Bank or DWS, nor the advisor nor any other US or non-US banking entity is permitted to invest in, or to sponsor, RREEF Property Trust, Inc., in the absence of an applicable exemption or exclusion, including one that excludes us from the definition of "covered fund" under the Volcker Rule. It is intended that we will be organized and operated in a manner such that we will not be an "investment company" under the Investment Company Act. Therefore, we are not a "covered fund" under the

Volcker Rule and therefore DWS (and any other US or non-US banking entity and its affiliates) are permitted to sponsor and/or invest in us in compliance with the Volcker Rule.

While it is our intention that we will be organized and operated in a manner that permits banking entities to sponsor and invest in us in compliance with the Volcker Rule pursuant to the exemptions or exceptions referred to above, there can be no assurances that we will be able to accomplish that objective since the applicability of the exemptions or exceptions to us will be based upon our adherence with the criteria prescribed by applicable laws and will be determined by the applicable US regulatory authority in the exercise of its reasonable discretion, which will be the FRB in the case of Deutsche Bank and DWS. Banking entities which desire to invest in us should consult with their own attorneys before making such an investment to determine whether or not such investment can be made in compliance with the Volcker Rule. If the FRB concludes that we do not satisfy the applicable requirements for exclusion from the definition of "covered fund", then (in the absence of another applicable exemption or exclusion) any banking entity (and its affiliates) that sponsors and/or invests in us (including DWS and its affiliates) will be required to bring any such sponsorships and investments into compliance with the Volcker Rule by terminating such sponsorship and/or divesting of such investments. While the advisor believes that, by divesting its investments in us and refraining from engaging in certain credit related transactions with us, the advisor may be permitted under the Volcker Rule to continue to sponsor us after the FRB conclusion described above in reliance on an exemption or exclusion from the Volcker Rule that differs from the one currently being relied upon, no assurance can be given in that regard.

Risks Related to Investments in Real Estate-Related Assets

The real estate equity securities in which we invest are subject to specific risks relating to the particular issuer of the securities and can be subject to the risks of investing in real estate securities.

We invest in common and preferred stock of publicly traded real estate companies and may invest in the equity securities of private real estate companies. These types of investments involve a higher degree of risk than debt securities due to a variety of factors, including that such investments are subordinate to creditors and are not secured by the issuer's properties. Our investments in real estate equity securities involve special risks relating to the particular issuer of the equity securities, including the financial condition and business outlook of the issuer. Issuers of real estate common equity securities generally invest in real estate or real estate-related assets and are subject to the inherent risks associated with real estate discussed in this annual report, including risks relating to rising interest rates.

The value of the real estate securities in which we invest may be volatile.

The value of real estate securities, including those of publicly traded REITs, fluctuates in response to issuer, political, market and economic developments. In the short term, equity prices can fluctuate dramatically in response to these developments. Different parts of the market and different types of equity securities can react differently to these developments and they can affect a single issuer, multiple issuers within an industry, the economic sector or geographic region, or the market as a whole. The real estate industry is sensitive to economic downturns. The value of securities of companies engaged in real estate activities can be affected by changes in real estate values and rental income, property taxes, interest rates and tax and regulatory requirements. In addition, the value of a publicly traded REIT's equity securities can depend on the capital structure and amount of cash flow generated by the REIT.

Our investments in real estate-related assets are subject to the risks related to the underlying real estate.

Real estate loans secured by properties are subject to the risks related to underlying real estate. The ability of a borrower to repay a loan secured by a property typically is dependent upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Any default on the loan could result in our acquiring ownership of the property, and we would bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan. In addition,

foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed loan.

We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the underlying properties decline, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments. Our investments in mortgage-backed securities, collateralized debt obligations and other real estate-related investments may be similarly affected by property values.

The mezzanine loans in which we may invest would involve greater risks of loss than senior loans secured by income-producing real properties, which may result in losses to us.

We may invest in mezzanine loans that take the form of subordinated loans secured by second mortgages on the underlying real property or loans secured by a pledge of the ownership interests of either the entity owning the real property or the entity that owns the interest in the entity owning the real property. These types of investments involve a higher degree of risk than first-lien mortgage loans secured by income producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan may be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Commercial mortgage-backed securities, or CMBS, in which we may invest, are subject to several types of risks that may adversely impact our performance.

CMBS are bonds that evidence interests in, or are secured by, a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage-backed securities in which we may invest are subject to all the risks of the underlying mortgage loans, including the risks of prepayment or default.

In a rising interest rate environment, the value of CMBS may be adversely affected when repayments on underlying mortgage loans do not occur as anticipated, resulting in the extension of the security's effective maturity and the related increase in interest rate sensitivity of a longer-term instrument. The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated assets but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying CMBS to make principal and interest payments or to refinance may be impaired. In this case, existing credit support in the securitization structure may be insufficient to protect us against loss of our principal on these securities. The value of CMBS also may change due to shifts in the market's perception of issuers and regulatory or tax changes adversely affecting the mortgage securities markets as a whole. In addition, CMBS are subject to the credit risk associated with the performance of the underlying mortgage properties.

We have invested and may further invest in "non-investment grade" CMBS which have a higher risk of default than investment grade loans and typically are in a first-loss position relative to other tranches of the same securitization. Non-investment grade ratings for these securities typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers' credit history, the properties' underlying cash flow or other factors. If the borrowers in the underlying loans are unable to repay their loans at maturity or make interest payments as required by the underlying loans, our revenues will decrease. If negative economic trends impact the real estate market, borrowers underlying CMBS may have difficulty repaying the principal of their loans at maturity.

We expect a portion of our portfolio of real estate-related assets to be illiquid, and we may not be able to adjust our portfolio in response to changes in economic and other conditions.

As of December 31, 2024, our portfolio of real estate-related assets includes publicly traded common stock of 33 REITs with a fair value of $122, and previously included, and in the future may include, real estate loan investments. In the future, we may also purchase real estate securities in connection with privately negotiated transactions that are not registered under the relevant securities laws, resulting in a prohibition against their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. As a result, our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. The real estate loans we may purchase may be particularly illiquid investments due to their short life, their unsuitability for securitization and the greater risk of our inability to recover loaned amounts in the event of a borrower's default.

Interest rate and related risks may cause the value of our real estate-related assets to be reduced.

We will be subject to interest rate risk with respect to our investments in fixed income securities such as preferred equity and debt securities, and to a lesser extent dividend paying common stocks. Interest rate risk is the risk that these types of securities will decline in value because of changes in market interest rates. Generally, when market interest rates rise, the fair value of such securities will decline, and vice versa. Our investment in such securities means that our NAV may decline if market interest rates rise.

During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below-market interest rate, increase the security's duration and reduce the value of the security. This is known as extension risk. During periods of declining interest rates, an issuer may be able to exercise an option to prepay principal earlier than scheduled, which is generally known as call risk or prepayment risk. If this occurs, we may be forced to reinvest in lower yielding securities. This is known as reinvestment risk. Preferred equity and debt securities frequently have call features that allow the issuer to redeem the security prior to its stated maturity. An issuer may redeem an obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. These risks may reduce the value of our securities investments.

If we liquidate prior to the maturity of our real estate-related assets, we may be forced to sell those investments on unfavorable terms or at a loss.

Our board of directors may choose to liquidate one or more of our assets, including our real estate-related assets. If we liquidate those investments prior to their maturity, we may be forced to sell those investments on unfavorable terms or at a loss. For instance, if we are required to liquidate mortgage loans at a time when prevailing interest rates are higher than the interest rates of such mortgage loans, we likely would sell such loans at a discount to their stated principal values. Furthermore, we could face a situation in which a lack of available capital in the markets puts downward pressure on prices or prevents us from selling assets our board of directors has chosen to liquidate.

Risks Related to Debt Financing

We have incurred mortgage indebtedness and other borrowings and expect to incur additional debt, which may increase our business risks, could hinder our ability to make distributions and could decrease the value of your investment in our shares.

We have financed a portion of the purchase price of each of the properties we currently own by borrowings, and we expect that we will borrow funds to finance a portion of the purchase price of properties we acquire in the future. Under our charter, we have a limitation on borrowing which precludes us from borrowing in excess of 300% of the value of our net assets. We may obtain mortgage loans and pledge some or all of our properties as security for these loans to obtain funds to acquire additional properties or for working capital. We may also utilize a line of credit, such as our line of credit with Wells Fargo, to provide a flexible borrowing source that will allow us to fund redemptions, to pay distributions or to use for other business purposes.

If there is a shortfall between the cash flow from a property and the cash flow needed to service mortgage loans on that property, then the amount of cash available for distributions to stockholders may be reduced. In addition, incurring mortgage debt increases the risk of loss of a property since defaults on indebtedness secured by a property may result in lenders initiating foreclosure actions. In that case, we could lose the property securing the loan that is in default, thus reducing the value of your investment in our shares. For tax purposes, a foreclosure on any of our properties will be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the loan secured by the mortgage exceeds our tax basis in the property, we will recognize taxable income on foreclosure, but we would not receive any cash proceeds. We may give full or partial guarantees to lenders of mortgage loans to the entities that own our properties. When we give a guaranty on behalf of an entity that owns one of our properties, we will be responsible to the lender for satisfaction of the loan if it is not paid by such entity. If any mortgage contains cross-collateralization or cross-default provisions, a default on a single property could affect multiple properties. If any of our properties are foreclosed upon due to a default, our ability to pay cash distributions to our stockholders will be adversely affected.

If we draw on a line of credit to fund redemptions or for any other reason, our financial leverage ratio could increase beyond our target range.

We may utilize a line of credit, such as our line of credit with Wells Fargo, in an effort to provide for a ready source of liquidity for any business purpose, including to fund redemptions of shares of our common stock in the event that redemption requests exceed the net proceeds from our public offering or private placements. If we borrow under a line of credit to fund redemptions of shares of our common stock, our financial leverage will increase and may exceed our target leverage ratio. Our leverage may remain at the higher level until we receive additional net proceeds from our public offering or private placements or sell some of our assets to repay outstanding indebtedness.

Increases in interest rates could increase the amount of our loan payments and adversely affect our ability to make distributions to our stockholders.

Interest we pay on our loan obligations will reduce cash available for distributions. If we obtain variable rate loans, increases in interest rates would increase our interest costs, which would reduce our cash flows and our ability to make distributions to you. In addition, if we need to repay existing loans during periods of rising interest rates, we could be required to liquidate one or more of our investments at times which may not permit realization of the maximum return on such investments.

Lenders may require us to enter into restrictive covenants relating to our operations or mandatory commitment reductions, which could reduce our available financing and limit our ability to make distributions.

When providing financing, a lender may impose restrictions on us that affect our distribution and operating policies and our ability to obtain additional loans. For example, loan documents we enter into may contain covenants that limit our ability to further mortgage the property or discontinue insurance coverage. Loan documents may limit our ability to enter into or terminate certain operating or lease agreements related to the property. In addition, revolving credit facilities may contain mandatory commitment reductions triggered by events that may be outside of our control. If we are unable to raise sufficient proceeds in our offerings to meet this requirement or obtain new financing on favorable terms, our sources of liquidity would be restricted. These or other terms or limitations may adversely affect our flexibility, our ability to fund additional property acquisitions, redemptions and distributions, and our ability to achieve our investment objectives.

If we enter into financing arrangements involving balloon payment obligations, it may adversely affect our ability to make distributions to our stockholders.

Some of our financing arrangements may require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment is uncertain and may depend upon our ability to obtain replacement financing or our ability to sell particular properties. At the time the balloon payment is due, we may or may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the particular property at a price

sufficient to make the balloon payment. The effect of a refinancing or sale could affect the rate of return to stockholders and the projected time of disposition of our assets.

Failure to hedge effectively against interest rate changes may materially adversely affect our ability to achieve our investment objectives.

Subject to any limitations required to maintain qualification to be taxed as a REIT, we may seek to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as interest rate cap or collar agreements and interest rate swap agreements. These agreements involve risks, such as the risk that counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. These interest rate hedging arrangements may create additional assets or liabilities from time to time that may be held or liquidated separately from the underlying property or loan for which they were originally established. We have adopted a policy relating to the use of derivative financial instruments to hedge interest rate risks related to our variable rate borrowings. Hedging may reduce the overall returns on our investments. Failure to hedge effectively against interest rate changes may materially adversely affect our ability to achieve our investment objectives.

Federal Income Tax Risks

Failure to maintain our REIT status would have significant adverse consequences to us.

We are organized and operated in a manner intended to qualify to be taxed as a REIT for U.S. federal income tax purposes. We first elected REIT status for our taxable year that ended December 31, 2013. Our on-going qualification to be taxed as a REIT will depend upon our ability to meet on-going requirements regarding our organization and ownership, distributions of our income, the nature and diversification of our income and assets and other tests imposed by the Internal Revenue Code, or the Code. Our legal counsel does not review our compliance with the REIT qualification standards on an ongoing basis. Future legislative, judicial or administrative changes to the federal income tax laws could be applied retroactively, which could result in our disqualification to be taxed as a REIT. If the IRS determines that we failed to qualify to be taxed as a REIT for any year(s), we will be subject to serious tax consequences:

- we would be subject to federal and applicable state and local corporate income taxation on our taxable income;
- we would not be permitted to take a deduction for dividends paid to stockholders in computing our taxable income; and
- we could not re-elect to be taxed as a REIT for four taxable years following the year during which we failed to qualify (unless we were entitled to relief under applicable statutory provisions).

The increased taxes would cause a reduction in our NAV and cash available for distribution to stockholders. In addition, if we do not maintain our REIT status, we will not be required to make distributions to stockholders. As a result of all these factors, our failure to maintain our REIT status also could hinder our ability to raise capital and grow our business.

Legislative, regulatory or administrative changes could adversely affect us or our stockholders.

On December 22, 2017, tax legislation commonly referred to as the Tax Cuts and Jobs Act was signed into law. The Tax Cuts and Jobs Act made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations. Many of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. Further changes to the tax laws, unrelated to the Tax Cuts and Jobs Act, are possible. In particular, the federal income taxation of REITs may be modified, possibly with retroactive effect, by legislative, administrative or judicial action at any time.

Although REITs generally receive certain tax advantages compared to entities taxed as regular corporations, it is possible that future legislation would result in a REIT having fewer tax advantages, and it could become more advantageous for a company that invests in real estate and real estate related debt to be treated for U.S. federal income tax purposes as a "C" corporation rather than as a REIT. As a result, our charter authorizes our Board to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that changes to U.S. federal income tax laws and regulations or other considerations mean it is no longer in our best interests to qualify as a REIT.

We cannot provide assurance that future changes to the tax laws will not adversely affect the taxation of us or our stockholders. Any such changes could have an adverse effect on an investment in our common stock or on the market value or the resale potential of our assets. Stockholders are urged to consult with their tax advisor with respect to the impact of any legislative, regulatory or administrative developments and proposals and their potential effect on their investment.

To maintain our REIT status, we may have to borrow funds on a short-term basis during unfavorable market conditions.

To maintain our status as a REIT, we generally must distribute annually to our stockholders dividends equal to a minimum of 90% of our taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. Our taxable income will include our allocable share of any taxable income from partnerships (including investment funds and joint ventures that are treated as partnerships for federal income tax purposes) without regard to the amount, if any, of distributions we receive from such partnerships. We will be subject to regular corporate income taxes on any undistributed REIT taxable income, including undistributed net capital gain, each year. Additionally, we will be subject to a 4% nondeductible excise tax on any amount by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years. Payments we make to our stockholders under our share redemption plan generally will not be taken into account for purposes of these distribution requirements. If we do not have sufficient cash to make distributions necessary to preserve our REIT status for any year or to avoid taxation, we may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales.

Compliance with REIT requirements may cause us to forego otherwise attractive opportunities, which may hinder or delay our ability to meet our investment objectives and reduce your overall return.

To maintain our status as a REIT, we are required at all times to satisfy tests relating to, among other things, the sources of our income, the nature and diversification of our assets, the ownership of our stock and the amounts we distribute to our stockholders. Compliance with the REIT requirements may impair our ability to operate solely on the basis of maximizing profits. For example, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution.

Compliance with REIT requirements may force us to liquidate otherwise attractive investments.

To maintain our status as a REIT, at the end of each calendar quarter, at least 75% of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than securities that are qualifying assets for purposes of the 75% asset test and securities of our taxable REIT subsidiaries) generally cannot include more than 10% of the voting securities of any one issuer or more than 10% of the value of the outstanding securities of any one issuer. Additionally, no more than 5% of the value of our assets (other than securities that are qualifying assets for purposes of the 75% asset test and securities of our taxable REIT subsidiaries) can consist of the securities of any one issuer, and no more than 20% of the value of our assets may be represented by securities of one or more taxable REIT subsidiaries. Finally, no more than 25% of the value of our assets may consist of debt instruments that are (a) issued by "publicly offered REITs" and (b) would not otherwise be treated as qualified real estate assets. In order to satisfy these requirements, we may be forced to liquidate otherwise attractive investments.

Non-U.S. stockholders may be subject to FIRPTA tax and required to file a U.S. federal income tax return upon their receipt of certain distributions from us or upon their disposition of shares of our common stock.

In addition to any potential withholding tax on ordinary dividends, a non-U.S. stockholder that recognizes gain on a disposition of a "United States real property interest," or USRPI (which generally includes shares of stock of a U.S. corporation whose assets consist principally of USRPIs), or that receives a distribution from a REIT attributable to gains from a disposition by the REIT of a USRPI, is generally subject to federal income tax under the Foreign Investment in Real Property Tax Act of 1980, as amended, or FIRPTA, on such gains at regular U.S. federal income tax rates and required to report such gains on a U.S. federal income tax return. We generally invest in various publicly traded REIT stocks and receive dividends therefrom. To the extent such dividends are attributable to a REIT's gains from disposition of a USRPI, our distributions attributable to such amounts will be treated as gain from sale of a USRPI. While such amounts are likely to be a small portion of the dividends we distribute, any such amount generally would require a non-U.S. stockholder to file a U.S. federal income tax return. It is possible that a non-U.S. stockholder will be required to file a U.S. federal income tax return every year such stockholder receives dividends from us.

Gains from the disposition of stock in a REIT that is "domestically controlled" generally are not subject to federal income tax. A REIT is domestically controlled if less than 50% of its stock, by value, has been owned directly or indirectly by non-U.S. persons during a continuous five-year period ending on the date of disposition or, if shorter, during the entire period of the REIT's existence. We cannot assure you that we will qualify as or that we will remain a domestically controlled REIT. Final Treasury regulations effective April 25, 2024 (the "Final Regulations") modify prior tax guidance relating to the manner in which we determine whether we are a domestically controlled REIT. These regulations provide a look-through rule for our stockholders that are non-publicly traded partnerships, non-public REITs, non-public regulated investment companies, or non-public domestic C corporations owned more than 50% directly or indirectly by foreign persons ("foreign-controlled domestic corporations") and treat "qualified foreign pension funds" as foreign persons. The look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will not apply to a REIT for a period of up to ten years if the REIT is able to satisfy certain requirements during that time, including not undergoing a significant change in its ownership and not acquiring a significant amount of new U.S. real property interests, in each case since April 24, 2024, the date the Final Regulations were issued. If a REIT fails to satisfy such requirements during the ten-year period, the look-through rule in the Final Regulations applicable to foreign-controlled domestic corporations will apply to such REIT beginning on the day immediately following the date of such failure. While we cannot predict when we will commence being subject to such look-through rule in the Final Regulations, we may not be able to satisfy the applicable requirements for the duration of the ten-year period. Prospective investors are urged to consult with their tax advisors regarding the application and impact of these rules. If we were to fail to qualify as domestically controlled, gains by a non-U.S. stockholder on certain dispositions of shares of our common stock (including repurchases treated as sales or exchanges) would be subject to FIRPTA tax, unless (i) our shares of common stock were regularly traded on an established securities market and (ii) the non-U.S. stockholder did not, at any time during a specified testing period, hold more than 10% of our common stock. Even if we are domestically controlled, distributions by us that are attributable to gains from distributions of USRPIs generally will be subject to FIRPTA tax unless the conditions in clauses (i) and (ii) of the immediately preceding sentence are satisfied. However, our shares are not listed on an exchange and we have no current plans to list our shares. FIRPTA gains must be reported on U.S. federal income tax returns, and special withholding rules apply to FIRPTA transactions.

The IRS may deem the gains from sales of our properties to be subject to a 100% prohibited transaction tax.

From time to time, we may be forced to sell assets to fund redemption requests, to satisfy our REIT distribution requirements, to satisfy other REIT requirements or for other purposes. The IRS may deem one or more sales of our properties to be "prohibited transactions." If the IRS takes the position that we have engaged in a "prohibited transaction" (*i.e.*, we sell a property held by us primarily for sale in the ordinary course of our trade or business), the gain we recognize from such sale would be subject to a 100% tax. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax, but there is no assurance that we will be able to qualify for the safe harbor. We do not intend to hold property for sale in the ordinary course of

business, but there is no assurance that our position will not be challenged by the IRS, especially if we make frequent sales or sales of property in which we have short holding periods.

We may be subject to tax liabilities that reduce our cash flow and our ability to make distributions to you even if we maintain our REIT status for federal income tax purposes.

We may be subject to federal and state taxes on our income, property or net worth even if we maintain our qualification as a REIT for federal income tax purposes, including, but not limited to, situations such as those described below:

- In order to maintain our REIT status, we are required to distribute as dividends annually at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders. If we satisfy the distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to corporate income tax on the undistributed income, including undistributed net capital gains.
- If we file income tax returns in states that do not respect the dividends-paid deduction, we will be subject to state income tax.
- We will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions we make to our stockholders in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from previous years.
- If we have net income from the sale of foreclosure property that we hold primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, we will be required to pay a tax on that income at the highest corporate income tax rate.
- Any gain we recognize on the sale of a property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business, would be subject to the 100% "prohibited transaction" tax unless we qualify for a safe harbor exception.

Restrictions on the deduction of our interest expense could prevent us from satisfying the REIT distribution requirements and avoiding the incurrence of income or excise taxes.

Section 163(j) of the Code, as amended by the Tax Cuts and Jobs Act, may limit our ability (and the ability of entities that are not treated as disregarded entities for U.S. federal income tax purposes and in which we hold an interest) to deduct interest expense. The deduction for business interest expense may be limited to the amount of the taxpayer's business interest income plus 30% of the taxpayer's "adjusted taxable income" unless the taxpayer's gross receipts do not exceed $25 million per year (subject to adjustment for inflation) during the applicable testing period or the taxpayer qualifies to elect and elects to be treated as an "electing real property trade or business." A taxpayer's adjusted taxable income will start with its taxable income and, in addition to adjustments required by the Treasury regulations add back items of non-business income and expense, business interest income and business interest expense, net operating losses, any deductions for "qualified business income." A taxpayer that is exempt from the interest expense limitation as an electing real property trade or business is ineligible for certain expensing benefits and is subject to less favorable depreciation rules for real property. The rules for business interest expense will apply to us and at the level of each entity in which or through which we invest that is not a disregarded entity for U.S. federal income tax purposes. To the extent that our interest expense is not deductible, our taxable income will be increased, as will our REIT distribution requirements and the amounts we need to distribute to avoid incurring income and excise taxes.

Our board of directors is authorized to revoke our REIT election without stockholder approval, which may cause adverse consequences to our stockholders.

Our charter authorizes our board of directors to revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is not in our best interests to maintain our status as a REIT. In this event, we would become subject to U.S. federal income tax on our taxable income, and we would no longer be

required to distribute most of our net income to our stockholders, which may cause a reduction in the total return to our stockholders.

You may have current tax liability on distributions you elect to reinvest in our common stock.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for income tax purposes will be taxed on, the amount reinvested in shares of our common stock to the extent the amount reinvested was not a tax-free return of capital. Therefore, unless you are a tax-exempt entity, you may be forced to use funds from other sources to pay your tax liability on the reinvested dividends.

Generally, ordinary dividends payable by REITs do not qualify for reduced U.S. federal income tax rates.

The maximum U.S. federal income tax rate for "qualified dividend income" payable by U.S. corporations to individual U.S. stockholders currently is 20% (excluding the 3.8% Medicare tax). Dividends payable by REITs that are not designated as capital gain dividends or qualified dividend income generally are not eligible for the reduced rates applicable to qualified dividend income and generally are taxed at ordinary income tax rates. However, qualified REIT dividends received by non-corporate stockholders are taxed at reduced rates under changes made in the Tax Cuts and Jobs Act. In taxable years beginning before January 1, 2026, non-corporate U.S. stockholders are entitled to a deduction of up to 20% of their qualified REIT dividends, subject to certain limitations. Nevertheless, non-corporate investors may perceive investments in REITs to be relatively less attractive than investments in the stocks of other corporations whose dividends are taxed at the lower rates as qualified dividend income.

We may choose to pay dividends in our own stock, in which case our stockholders may be required to pay income taxes in excess of the cash dividends received.

Under IRS Revenue Procedure 2017-45, as a publicly offered REIT, we may give stockholders a choice, subject to various limits and requirements, of receiving a dividend in cash or in common stock of the REIT. As long as at least 20% of the total dividend is available in cash and certain other requirements are satisfied, the IRS will treat the stock distribution as a dividend (to the extent applicable rules treat such distribution as being made out of the REIT's earnings and profits). Taxable stockholders receiving such dividends will be required to include the full amount of the dividend income to the extent of our current and accumulated earnings and profits for federal income tax purposes. As a result, a U.S. stockholder may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the NAV per share of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to maintain our REIT status.

The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the IRS as a real estate asset for purposes of the REIT tests, and interest derived from such loan will be treated as qualifying mortgage interest for purposes of the REIT 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. To the extent that any such loans do not satisfy all the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of such loans, which could jeopardize our ability to maintain our REIT status.

If certain sale-leaseback transactions are not characterized by the IRS as "true leases," we may be subject to adverse tax consequences.

We may purchase investments in properties and lease them back to the sellers of these properties. If the IRS does not characterize these leases as "true leases," we could fail to maintain our REIT status.

Benefit Plan Risks

If the fiduciary of an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended, or ERISA, fails to meet the fiduciary and other standards under ERISA, the Code or common law as a result of an investment in our stock, the fiduciary could be subject to criminal and civil penalties.

There are special considerations that apply to investing in our shares on behalf of a trust, pension, profit sharing or 401(k) plans, health or welfare plans, trusts, individual retirement accounts, or IRAs, or Keogh plans. If you are investing the assets of any of the entities identified in the prior sentence in our common stock, you should satisfy yourself that:

- the investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and the Code;
- the investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan's investment policy;
- the investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA and other applicable provisions of ERISA and the Code;
- the investment will not impair the liquidity of the trust, plan or IRA;
- the investment will not produce "unrelated business taxable income" for the plan or IRA;
- our stockholders will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the plan or IRA; and
- the investment will not constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil (and criminal, if the violation was willful) penalties, and can subject the fiduciary to equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary that authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested.

It is our current belief that our assets will not be deemed to constitute the "plan assets" of benefit plan investors. If, however, we were deemed to hold "plan assets" of benefit plan investors: (i) ERISA's fiduciary standards may apply and might materially affect our operations and/or results, and (ii) our transactions could be deemed a transaction with each benefit plan investor and may cause transactions into which we might enter in the ordinary course of business to constitute prohibited transactions under ERISA and/or Section 4975 of the Code, which also may materially affect operations and/or results.

Risks Related to Sustainability

We are subject to sustainability risks that may affect the performance of our investment portfolio.

Sustainability risk means an environmental, social, or governance event or condition, that, if it occurs, could potentially or actually cause a negative material impact on the value of our investments and our NAV. Sustainability risk can either represent a risk on its own or have an impact on other risks and contribute significantly to the risk, such as market risks, liquidity risks or operational risks.

With regards to the environmental event or condition, real estate could be severely damaged or destroyed by physical climate risks, that could materialize as either singular extreme weather events (for example floods, storms

and wildfires) or through long-term impacts of climatic conditions (such as precipitation frequency, weather instability and rise of sea levels).

Transition risks can affect real estate assets through the adjustment to a low carbon economy. Political decisions could, for example, increase energy prices or lead to higher investment costs due to necessary refurbishments of real estate to meet enhanced energy efficiency requirements (caused by local, national, regional or global legislation). Transition risks could also lead to a reduction in demand for energy-inefficient real estate.

Sustainability risks may have a negative impact on the market price of real estate loans or real estate equity securities (e.g., if issuers were to underestimate or fail to adequately assess sustainability risks and an event or condition were to occur adversely affecting the market price of their securities), and thus on our return with respect to such investments. In addition, reputational risks caused by unsustainable acts of an issuer could also adversely affect the market price of its securities.

Our investment portfolio is subject to sustainability risks.

The market value of directly and indirectly held real estate may be negatively affected by sustainability risks, including for example, through adverse changes in revenues, higher costs or impaired valuations and sales prices. In addition, the market prices of real estate loans or real estate equity securities can change if companies do not act sustainably and do not invest in sustainable transformations or fail to adequately assess sustainability risks.

We are subject to operational risks due to criminal acts, maladministration or natural disasters that may be caused or exacerbated by lack of attention to sustainability.

We may become a victim of fraud or other criminal acts. In addition, we may suffer losses due to misunderstandings or errors by employees of our advisor or external third parties, or be damaged by outside events such as natural disasters. These events may be caused or exacerbated by a lack of attention to sustainability in the operations of our company.

General Risk Factors

Economic events that may cause our stockholders to request that we redeem their shares, or that may reduce our ability to raise capital, may materially adversely affect our cash flow and our ability to achieve our investment objectives.

Economic events affecting the U.S. economy, such as the negative performance of the investment real estate sector and the turbulence in the stock markets related to pandemics, tariffs and other trade policies, inflation, higher interest rates or global or national events that are beyond our control (including wars, terrorist acts or security operations, such as the ongoing conflict between Russia and Ukraine), could cause our stockholders to seek to sell their shares to us pursuant to our share redemption plan. The total amount of redemptions in any month will be limited to common stock of all classes whose aggregate value (based on the redemption price per share on the date of the redemption) is equal to 2% of our combined NAV for all classes of stock as of the last day of the previous calendar quarter and in any calendar quarter, 5% of our combined NAV for all classes of stock as of the last day of the previous calendar quarter. Since December 2022, we have consistently received share redemption requests during each quarter in excess of 5% of our NAV, and we may in the future continue to receive share redemption requests in excess of the monthly and quarterly volume limitation. Further, our board of directors has in the past made changes to the limitations in our share redemption plan and may in the future, in certain circumstances, make changes to such redemption limitations (or repurchase fewer shares than such redemption limitations), or modify or suspend our share redemption plan if, in its reasonable judgment, it deems such action to be in our best interest and the best interest of our stockholders. Even if we decide to satisfy all resulting redemption requests, our cash flow and liquidity could be materially adversely affected, and we may incur additional leverage. In addition, if we determine to sell valuable assets to satisfy redemption requests, our ability to achieve our investment objectives, including, without limitation, diversification of our portfolio by property type and location, moderate financial leverage, conservative operating risk and an attractive and reasonably stable level of current income, could be materially adversely affected.

Similarly, such economic events may reduce our ability to raise sufficient capital for investment, or to fund our ongoing operations.

Cybersecurity risks and data protection could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations.

Our advisor relies on information technology networks and systems, including the Internet, to process, transmit and store electronic information and to manage or support a variety of our business processes, including financial transactions and maintenance of records, which may include confidential information of tenants, lease data and information regarding our stockholders. Our advisor relies on commercially available systems, software, tools and monitoring to provide security for processing, transmitting and storing confidential information.

DWS aligns its information security management system to the latest information security policies defined by Deutsche Bank. The DWS Information Security Framework is managed under Deutsche Bank's framework. As such, we are reliant on Deutsche Bank Group for assessing, identifying and managing material risks to our business from cybersecurity threats.

Cybersecurity threats are mainly related to the risk of breaches in confidentiality, integrity, or availability of its or its clients' information, which includes breaches of the security of third-party computer systems. Breaches can occur due to unauthorized access to networks or resources, the introduction of computer viruses or malware, or other forms of cybersecurity attacks or incidents, including regulatory, geopolitical, operational, and third-party risk.

We may face operational risks arising from failures in the control environment, including errors in the performance of processes or Deutsche Bank Group's information security controls, as well as loss of data, which may disrupt business and lead to material losses. At the same time, we may also face risks of material losses or reputational damage, if services are not provided by Deutsche Bank Group as agreed, or in line with their internal standards, which could result in regulatory penalties and financial losses to us. Cyberattacks could impact us both directly and indirectly including impacts from third parties.

The increasing frequency and sophistication of recent cyberattacks has resulted in an elevated risk profile for many organizations around the world including Deutsche Bank Group. Significant attention by Deutsche Bank Group's management has been paid to the overall level of preparedness against such attacks. Cybersecurity continues as a focus area due to factors such as the continued and increasing reliance on Deutsche Bank Group's technology environment, as well as potential risks arising from the need for digital innovation, such as the usage of public cloud services, artificial intelligence, or quantum computing.

The aforementioned technological advancements also pose demands on data privacy, security, and other information security risks. As the use of artificial intelligence becomes widespread, there are increased risks to cybersecurity, such as denial of service, the criminal use of deepfakes, and more sophisticated social engineering attacks. Cybercrime groups may have the capability to use machine learning techniques to automate the deployment and operation of malware campaigns.

Financially motivated and other sophisticated cyberattacks, including ransomware, can be observed as persistent threats across industries and are expected to become more frequent. Additional threats are posed by supply chain attacks, an increasing frequency of critical software vulnerabilities potentially exploited by threat actors (zero-day exploits), and an expanding threat surface introduced by, for example, remote ways of working or the usage of cloud services.

Deutsche Bank Group experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to confidential company or client information, damaging, or interfering with company data, resources, or business activities, or otherwise exploiting vulnerabilities in its infrastructure, including attacks that occurred at some of Deutsche Bank Group third-party providers. None of such attacks affected us. In 2024, neither we nor Deutsche Bank Group experienced any material effect on its business strategy, results of operations, or financial condition as a result of an information security incident, including an attempted cyberattack. Deutsche Bank Group expects to continue to be the target of such attacks in the future and may not be able to effectively anticipate or prevent more material attacks from occurring in the future.

As a result, cyberattacks could lead to technology failures, security breaches, unauthorized access, unavailability of services, data loss, data destruction, and the inaccessibility of data and/or systems. This includes internal and third-parties information technology systems. A successful cyberattack could have a significant negative impact on us or Deutsche Bank Group that may result in the disclosure or misuse of client as well as proprietary information, damage to or inability to access information technology systems, financial losses, remediation costs (such as for investigation and reestablishing services), increased cybersecurity costs (such as for additional personnel, technology, or third-party vendors), personal data breach notification obligations, reputational damage, client dissatisfaction and potential regulatory penalties or litigation exposure. In addition, any breach in the data security measures employed by the third-party vendors upon which we rely, such as our transfer agent and BNY Mellon, could also result in the improper disclosure of personally identifiable information.

Your interest in us will be diluted if we issue additional shares.

Holders of our common stock will not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue up to 1,050,000,000 shares of capital stock, of which 1,000,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. Of the 1,000,000,000 authorized shares of common stock, 45,000,000 are classified as Class A shares, 200,000,000 are classified as Class I shares, 45,000,000 are classified as Class D shares, 200,000,000 are classified as Class M-I shares, 150,000,000 are classified as Class N shares, 200,000,000 are classified as Class S shares, 5,000,000 are classified as Class T shares, 150,000,000 are classified as Class T2 shares and 5,000,000 are classified as Class Z shares. Our board of directors may amend our charter from time to time to increase the aggregate number of authorized shares of capital stock or the number of authorized shares of capital stock of any class or series without stockholder approval. Our board of directors may elect, without stockholder approval, to: (1) sell additional shares in our current or future public offerings; (2) issue additional equity interests in private offerings; (3) issue shares upon the exercise of the options we may grant to our independent directors or future employees; (4) issue shares to our advisor, or its successors or assigns, in payment of an outstanding obligation to pay fees for services rendered to us or to reimburse expenses paid on our behalf; or (5) issue shares to sellers of properties we acquire in connection with an exchange of limited partnership interests of our operating partnership. To the extent we issue additional shares after your purchase in our public offering, your percentage ownership interest in us will be diluted.

Inflation may adversely affect our financial condition and results of operations.

An increase in inflation and/or a prolonged period of high inflation could have an adverse impact on our floating rate mortgages, credit facility and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Inflation could also have an adverse effect on consumer spending, which could impact our tenants' revenues and, in turn, our percentage rents, where applicable. In addition, leases of long-term duration or that include renewal options that specify a maximum rate increase may result in below-market lease rates over time if we do not accurately estimate inflation or market lease rates. Provisions of our leases designed to mitigate the risk of inflation and unexpected increases in market lease rates, such as periodic rental increases, may not adequately protect us from the impact of inflation or unexpected increases in market lease rates. If we are subject to below-market lease rates on a significant number of our properties pursuant to long-term leases and our operating and other expenses, including property expenses that we are unable to recover from tenants or our general and administrative expenses, are increasing faster than anticipated, our business, financial condition, results of operations, cash flows or our ability to satisfy our debt service obligations or to pay distributions on our common stock could be materially adversely affected. Further, high inflation in combination with higher interest rates may result in lower real estate valuations, which may reduce our NAV.

A change in stated target interest rates or any adverse changes in fiscal policy or market conditions could adversely affect our financial condition and results of operation.

In 2022 and 2023, in response to high inflation, the U.S. Federal Reserve raised its benchmark target interest rate significantly. Any change in the fiscal policies or stated target interest rates of the U.S. Federal Reserve or other central banking institutions, or market expectations of such change, are difficult to predict and may result in

significantly higher long-term interest rates. Such a transition may be abrupt and may, among other things, reduce the availability and/or increase the costs of obtaining new debt and refinancing existing indebtedness. Further, an increase in interest rates and adverse changes in fiscal policy or credit market conditions could have an adverse effect on consumer spending, which could impact our tenants' revenues and, in turn, our percentage rents, where applicable.

Changes to tariffs and other trade policies affecting macroeconomic conditions could affect our financial condition and results of operations.

During past administrations, increased tariffs were implemented on goods imported into the United States, particularly from China, Canada, and Mexico. As China is a major global exporter of steel, solar panels, and aluminum, the tariffs on these specific imports led to price increases and supply chain issues for materials used in real estate construction. In early February 2025, the Trump administration announced material tariffs on imports from China, Canada and Mexico, including tariffs on certain energy imports and on all steel and aluminum imports into the United States. While the effective date and terms of these announced tariffs remain subject to change, these and similar types of trade policies could lead to issues with global supply chains on a macroeconomic scale, including steel, solar panels and other construction equipment, which could have a material adverse effect on our business, financial condition and results of operations.

ITEM 1C. CYBERSECURITY

As an externally managed company, our day-to-day operations are managed by our advisor and our executive officers under the oversight of our board of directors. Our executive officers are senior professionals of our advisor, our advisor is a subsidiary of DWS, and DWS is majority owned by Deutsche Bank. Deutsche Bank and its affiliates are collectively referred as Deutsche Bank Group. DWS aligns its information security management system to the latest information security policies defined by Deutsche Bank. The DWS Information Security Framework is managed under Deutsche Bank's framework. As such, we are reliant on Deutsche Bank Group for assessing, identifying and managing material risks to our business from cybersecurity threats. Below are details of the cybersecurity program applicable to Deutsche Bank Group.

Cybersecurity governance

Responsibility for cybersecurity matters sits within the Chief Security Office, where it forms the first Line of Defense within Deutsche Bank's Three Lines of Defense model. The Chief Security Officer ("CSO") has delegated authority from the Deutsche Bank Management Board ("Management Board") and reports directly to the Chief Technology, Data, and Innovation Officer, who is a member of the Management Board. The Management Board is accountable for the implementation of the information security framework, with oversight from the Deutsche Bank Supervisory Board. There are multiple mechanisms in place for the CSO to escalate security issues directly to the Management Board if required.

Deutsche Bank's Chief Security Officer has served in various roles in information security for more than 20 years. This includes the role as global Chief Information Security Officer ("CISO") / CSO for three different large European financial institutions and a partner position in a global strategy and consulting firm, leading security work for financial service clients. The Chief Security Officer is supported by information security role holders at various seniority levels to help ensure that security requirements are met from a regional, divisional, and technical perspective.

The Chief Security Office develops Deutsche Bank Group's security strategy and oversees its implementation and operationalization globally via the organizational set-up, governance, and implemented security policies. The security strategy, which is reviewed on a regular basis, incorporates developments in the threat landscape, technology, the regulatory environment, the overall corporate and IT strategy, and other internal and external parameters.

The Chief Security Office maintains a comprehensive metrics and reporting framework, underpinned by an extensive data set allowing for global, regional, and divisional views. Security metrics and reporting provided to

Deutsche Bank Group´s governance forums at all seniority levels support appropriate security risk awareness and decision taking. The Management Board receives a comprehensive quarterly information security risk posture report, as well as ad hoc information if required. Furthermore, the Chief Security Officer provides regular updates on material topics relating to security to the Supervisory Board's Committee responsible for technology, data and innovation.

Information security risk is managed as an operational risk under the non-financial risk management framework of Deutsche Bank Group. The Chief Security Office, in its responsibility as the first line of defense, executes against the non-financial risk management framework and leverages its various instruments whereas the non-financial risk management as the second line of defense provides oversight, review, and challenge. Accordingly, part of the non-financial risk committee's remit is to oversee and govern Deutsche Bank Group's cybersecurity risk profile, remediation programs and risk tolerance. Should a cybersecurity incident occur, Deutsche Bank Group has an established protocol for communicating such incident to the divisions of Deutsche Bank Group that may be impacted, including chief security officers and division heads. Those personnel in turn will notify potentially affected groups further downstream as applicable, including down to us if any our or our stockholders' information may be at risk.

Deutsche Bank Group's security policy framework defines the core principles of security risk management and the fundamentals for security management. The complete framework is reviewed annually. The framework is governed centrally and applied globally across all product groups and business and infrastructure divisions. The framework includes a clear description of the risk tolerance related to information security. It also sets out the roles, responsibilities and accountabilities of key personnel identified to manage information security risk; the strategy and measures to cope with information security breaches, and related communication procedure.

Additionally, Deutsche Bank Group's Information Security Management System has been certified according to ISO 27001 for all information security domains defined in that standard since 2012. To maintain the ISO 27001 certification, Deutsche Bank Group performs a full recertification process every three years, with the latest taking place in 2024. With the last recertification, Deutsche Bank upgraded its Information Security Management System to the 2022 version of ISO 27001. Furthermore, the Deutsche Bank Group performs an annual surveillance audit designed to ensure compliance between certification intervals.

Deutsche Bank Group employs a variety of mechanisms to self-identify areas for improvements and control enhancements. These include security testing, security problem management and lessons learned. The effectiveness of Deutsche Bank Group´s overall information security program is evaluated on a regular basis by third-party organizations that compare Deutsche Bank Group's approach with industry benchmarks. Deutsche Bank Group´s independent internal audit function is mandated to regularly assess security controls as part of its audit plan.

Identifying, assessing and managing cybersecurity threats

We and Deutsche Bank Group operate in an environment with increasing levels of digitization and a constantly evolving landscape related to cybersecurity threats. Due to the dynamics and complexity of the current environment, the Deutsche Bank Group is continuously monitoring the security threat landscape. Deutsche Bank Group vigilantly observes technological developments, the geopolitical landscape and economic impacts driving security risks and assesses their relevance for potential impacts to Deutsche Bank Group and the wider financial ecosystem.

Deutsche Bank Group has a variety of prevention methods and controls in place, such as threat intelligence, network security, identity and access management, data leakage prevention, cyber hygiene, and encryption solutions. These also include placing a strong emphasis on detection, backed by a robust incident-response process. Deutsche Bank Group actively shares best practices and threat information with national and international security organizations, government authorities, and peer organizations. These relationships help to ensure that Deutsche Bank Group's security technology and procedures reflect current industry best practices and keep pace with the threat environment.

Deutsche Bank Group's security incident management covers cybersecurity events that may affect it and its subsidiaries, its clients, business partners, or employees. The related management and reporting processes performed with the involvement of compliance, legal and data privacy are designed to enable a quick and effective response to cyberattacks and information security threats. Further, if DWS is notified of an incident, then a communication

protocol will be followed to notify affected or potentially affected parties internal and external to DWS, including notification to us if our data or our stockholders data is at risk.

The audit committee of our board of directors is responsible for overseeing the implementation of the cybersecurity policies and procedures applicable to us, and related reporting. This includes quarterly reporting to our audit committee as well as ad hoc incident reporting whereby if we are notified of an incident, whether reported to us by Deutsche Bank Group or any of our third-party vendors, we will assess it and advise the audit committee of our board of directors depending on the severity of the incident. The audit committee can, in its discretion and at our expense, retain special legal or other consultants to advise the audit committee or to assist in the conduct of any investigation, subject to our board of directors determination to allocate assets to pay for such investigation.

To address evolving security threats, Deutsche Bank Group continually reviews and enhances its information security controls into every layer of technology, including databases, infrastructure, devices, and applications. This is complemented by organizational controls and security training and awareness. The purpose of this layered approach is to strengthen end-to-end protection by utilizing multiple opportunities to detect, prevent, respond to, and recover from cyberthreats.

Security risks are assessed on a regular basis, at least annually, taking internal as well as external risk drivers and events dynamically into account. A thorough analysis of the external threat landscape, which leverages industry standard threat assessment frameworks, provides a foundation for the assessment of financial industry relevant risk scenarios. These are evaluated against Deutsche Bank Group's capabilities to cope with these risks. In case of emerging developments, additional risk reviews are conducted.

Reliance on third parties' products and services that support critical operations can affect the risk posture, because these can be the target of new and evolving cybersecurity attacks. This risk, along with expanded regulatory requirements, has necessitated an increased use of technology to better identify information security risks across third parties and where necessary, pro-actively perform outreach with them. Deutsche Bank Group has a third-party risk management process designed to identify, monitor, and mitigate risks arising from working with third parties, which includes oversight of third parties' operations related to the services provided. In addition, where appropriate, Deutsche Bank Group will seek to include in its contractual arrangements with certain third-party vendors provisions addressing best practices with respect to data and cybersecurity, as well as the right to assess, monitor, audit and test such vendors' cybersecurity programs and practices.

For a discussion of how risks from cybersecurity threats affect our business, and our reliance on Deutsche Bank Group in managing these risks, see "Part 1. Item 1A. Risk Factors – General Risk Factors – *Cybersecurity risks and data protection could result in the loss of data, interruptions in our business, damage to our reputation, and subject us to regulatory actions, increased costs and financial losses, each of which could have a material adverse effect on our business and results of operations*" in this Annual Report on Form 10-K.

ITEM 2. PROPERTIES

As of December 31, 2024, we owned 12 properties comprising 1,893,564 rentable square feet, diversified across geography and sector. Five of the 12 properties were encumbered by our secured revolving credit facility, under which we had a total outstanding balance of $75,514 as of December 31, 2024. Each of the remaining properties, except Heritage Parkway, were encumbered by separate property-specific loans with a total outstanding balance of $189,293 as of December 31, 2024.

Property Statistics

The following table sets forth certain additional information about the properties we owned as of December 31, 2024:

Property	Location	Rentable Square Feet	Number of Leases/ Units	Acquisition Date	Leased[(1)]
Office Properties					
Heritage Parkway[(2)]	Woodridge, IL	94,233	—	May 31, 2013	— %
Loudoun Gateway	Sterling, VA	102,015	1	December 21, 2015	100.0
Office Total		196,248	1		80.4
Retail Properties					
Wallingford Plaza[(3)]	Seattle, WA	30,761	4	December 18, 2013	90.9
Terra Nova Plaza[(4)]	Chula Vista, CA	96,114	1	October 2, 2014	46.3
Elston Plaza[(5)]	Chicago, IL	92,911	12	December 31, 2018	97.3
Providence Square[(6)]	Marietta, GA	222,805	25	September 16, 2019	98.6
Retail Total		442,591	42		87.7
Industrial Properties					
Commerce Corner	Logan Township, NJ	400,901	2	April 11, 2014	100.0
Miami Industrial					
Palmetto Lakes	Miami Lakes, FL	182,919	1	July 17, 2018	100.0
Hialeah II	Miami, FL	50,000	1	July 17, 2018	100.0
Seattle East Industrial	Redmond, WA	210,321	1	December 17, 2019	100.0
Industrial Total		844,141	5		100.0
Residential Properties					
The Flats at Carrs Hill	Athens, GA	135,896	138	September 30, 2015	97.8
The Glenn	Centennial, CO	274,688	306	November 19, 2021	94.4
Residential Total		410,584	444		95.5
Grand Total		1,893,564	48/444		94.8 %

(1) Leased percentage is based on executed leases as of December 31, 2024 (including those which have not taken effect as of December 31, 2024), is calculated based on square footage for a single property and is weighted by relative property value when calculated for more than one property together.

(2) Heritage Parkway was sold to a third party on February 28, 2025.

(3) Wallingford Plaza is ground floor retail plus two floors of office space.

(4) In January 2025, we entered in a lease with Floor & Decor for all of the vacant space at Terra Nova Plaza.

(5) The total square footage for Elston Plaza includes a freestanding bank branch of 4,860 square feet that is subject to a ground lease to a single tenant.

(6) The total square footage for Providence Square includes a freestanding restaurant of 5,779 square feet that is subject to a ground lease to a single tenant.

Lease Expiration Table

The following table summarizes the lease expirations for each of the next ten years and thereafter for leases in effect at the commercial properties we owned as of December 31, 2024. The table does not include any of the leases from our residential properties, totaling approximately $11,302 in annualized base rent as of December 31, 2024. As

of December 31, 2024, the weighted average remaining lease term for active leases at our commercial properties based on rentable square footage was 6.0 years.

Year of Expiration	Number of Leases Expiring	Total Expiring Square Feet	Percent of Portfolio Square Feet Expiring	Annualized Rental Revenue [(1)]	Percent of Portfolio Annualized Rental Revenue Expiring
2025	5	13,167	1.0 %	$ 420	2.0 %
2026	7	217,563	16.4	2,532	11.8
2027	5	117,740	8.9	1,832	8.6
2028	12	399,757	30.1	6,446	30.1
2029	5	110,030	8.3	854	4.0
2030	4	109,754	8.2	3,502	16.4
2031	1	5,457	0.4	117	0.5
2032	1	28,914	2.2	420	2.0
2033	2	2,525	0.2	87	0.4
2034	1	2,800	0.2	95	0.4
Thereafter	5	321,040	24.1	5,096	23.8
Total	48	1,328,747	100.0 %	$ 21,401	100.0 %

(1) Annualized Rental Revenue represents the annualized monthly base rent of executed leases that were in effect as of December 31, 2024.

Tenant Information

The following table describes the tenants with leases in effect at our commercial properties as of December 31, 2024. The table does not include any of the leases from our residential properties, totaling approximately $11,302 in annualized base rent as of December 31, 2024.

Tenant	Square Feet	Percent of Total Portfolio Square Feet	Annualized Rental Revenue (1)	Percent of Portfolio Annualized Rental Revenue	Lease Expiration
Performance Food Group	300,618	22.6 %	$ 4,209	19.7 %	Oct 2039
FedEx Ground Package System, Inc.	210,321	15.8	4,085	19.1	Jul 2028
Northrop Grumman Systems Corporation(2)	102,015	7.7	3,249	15.2	Feb 2030
Mac Papers and Packaging, LLC	182,919	13.8	1,569	7.3	Jan 2026
Dick's Sporting Goods	44,477	3.3	1,027	4.8	Feb 2027
Home Depot	67,613	5.1	627	2.9	Jun 2027
Jewel-Osco	55,024	4.1	598	2.8	Sep 2028
TJX Companies	54,809	4.1	540	2.5	Jan 2028
Mission Produce	100,283	7.5	514	2.4	Jan 2029
Walgreen Co.	12,674	1.0	490	2.3	Mar 2037
C-Air Brokers & Forwarders, Inc.	50,000	3.8	434	2.0	Feb 2028
Sprouts Farmers Market	28,914	2.2	420	2.0	Jan 2032
Chase Bank	4,860	0.4	346	1.6	May 2039
GSRE, LLC	10,365	0.8	294	1.4	Nov 2026
O'Reilly Auto Parts	10,010	0.8	266	1.2	May 2026
Subtotal - Top 15 Tenants by Annualized Rental Revenue	1,234,902	92.9	18,668	87.2	
Remaining 33 tenants	93,845	7.1	2,733	12.8	Jan 2025 - Feb 2035
Total	1,328,747	100.0 %	$ 21,401	100.0 %	

(1) Annualized Rental Revenue represents the annualized monthly base rent of executed leases that were in effect as of December 31, 2024.

(2) Northrop Grumman leases 100% of Loudoun Gateway and has a termination option exercisable at its discretion to be effective on a date of its choice between September 2027 and August 2028 by providing at least six months prior notice.

Acquisitions

A summary of our property acquisitions completed in the past three years is included below under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Portfolio Information."

Dispositions

A summary of our property dispositions completed in the past three years is included below under Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations—Portfolio Information."

ITEM 3. LEGAL PROCEEDINGS

As of December 31, 2024, there were no material pending legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II
OTHER INFORMATION

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Sales of Unregistered Securities

We did not sell any unregistered shares during the three months ended December 31, 2024.

Sales of Registered Securities

On January 8, 2020, the SEC declared effective our Third Registration Statement on Form S-11 (File No. 333-232425), upon which we commenced our Third Public Offering. Pursuant to the Third Public Offering, we offered for sale up to $2,300,000 of shares of our common stock to be sold on a "best efforts" basis in any combination of Class A, Class I, Class M-I, Class S, Class T, Class T2 and Class N common stock.

On August 10, 2023, our Third Public Offering terminated and the SEC declared effective our Fourth Registration Statement on Form S-11 (File No. 333-268995), upon which we commenced our Fourth Public Offering. Pursuant to the Fourth Public Offering, we are offering for sale up to $2,000,000 of shares of our common stock to be sold on a "best efforts" basis in any combination of Class A, Class I, Class M-I, Class S, Class T, Class T2 or Class N.

For our Fourth Public Offering, through December 31, 2024, the ratio of the cost of raising capital to capital raised was approximately 7.4%, excluding estimated trailing fees payable in the future.

The per share price for each class of common stock sold in our offerings equals the daily NAV per share for such class, plus, for Class A, Class S and Class T2 shares only, applicable selling commissions. No public market currently exists for any class of our shares of common stock, and we currently have no plans to list any class of our shares on a national securities exchange. As of March 5, 2025, there were approximately 645, 1,898, 17, 118, 201, 145, 27 and one stockholders of record for the Class A, Class I, Class T, Class N, Class M-I, Class T2, Class D and Class Z shares, respectively, and no stockholders of record for the Class S shares of our common stock.

Share Redemption Plan

On November 27, 2012, we adopted a share redemption plan (the "Former SRP") whereby on a daily basis stockholders could request that we repurchase all or a portion of their shares of common stock. Pursuant to the terms of the Former SRP, the redemption price per share was equal to our NAV per share of the class of shares being redeemed on the date of redemption. The total amount of redemptions in any calendar quarter was limited to shares whose aggregate value (based on the redemption price per share on the date of the redemption) was equal to 5.0% of our combined NAV for all classes of shares as of the last day of the previous calendar quarter. In addition, if redemptions did not reach the 5.0% limit in a calendar quarter, the unused portion generally would be carried over to the next quarter and not any subsequent quarter, except that the maximum amount of redemptions during any quarter could never exceed 10.0% of the combined NAV for all classes of shares as of the last day of the previous calendar quarter. While there was no minimum holding period, purchased shares (excluding shares acquired via our distribution reinvestment plan) redeemed within 365 days of an investor's initial date of purchase would be redeemed at our NAV per share of the class of shares being redeemed on the date of redemption less a short-term trading discount equal to 2% of the gross proceeds otherwise payable with respect to such purchased shares being redeemed.

On December 9, 2022, our board of directors modified the Former SRP to limit redemptions during the three months ended December 31, 2022 to 5.0% of our combined NAV as of September 30, 2022. During the fourth quarter of 2022, each quarter of 2023 and the first quarter of 2024, we received share redemption requests in excess of 5.0% of our combined NAV as of the last day of the immediately previous quarter. For these six quarters, we reached our applicable quarterly redemption volume limitation on December 19, 2022, February 23, 2023, April 25, 2023, July 4, 2023, October 9, 2023, and January 4, 2024, respectively. Pursuant to the terms of the Former SRP, all redemption requests received during a calendar quarter prior to such dates were satisfied 100% on a first-come, first-served basis. Redemptions received on these dates were satisfied on a pro rata basis at 11.7%, 43.9%, 57.4%, 34.4%, 62.2% and 84.4% of the requested amount, without regard to share class. As a result of reaching the quarterly redemption volume limitation during these quarters, we did not accept any redemption requests during the applicable quarter following the date on which such limitation was reached. Stockholders who wished to request redemption of any unfulfilled requests were required to resubmit their redemption requests beginning on the first calendar day of the following quarter.

Pursuant to the terms of our Former SRP, as the quarterly redemption volume limitation was reached on the third business day of the quarter ending March 31, 2024, redemption requests during the quarter ending June 30, 2024 were satisfied on a stockholder by stockholder basis, which was referred to as the per stockholder allocation, instead of a first-come, first-served basis. Pursuant to the per stockholder allocation, each of our stockholders were allowed to request redemption at any time during the quarter ending June 30, 2024, via one or more requests, of a total number of shares that in the aggregate did not exceed 5% of the shares of common stock the stockholder held as of March 31, 2024.

On June 21, 2024, our board of directors amended and restated our share redemption plan, effective July 1, 2024 (the "New SRP"). Pursuant to the New SRP, stockholders may request, on a monthly basis, that we redeem all or any portion of their shares of common stock, provided that such redemptions (i) will be effected at a redemption price (the “Redemption Price”) equal to the NAV per share for such applicable class of shares as of a date (the “Redemption Pricing Date”) that is at least ten business days before their redemption (the “Redemption Date”) and (ii) will be limited to no more than 2.0% of our combined NAV per month and no more than 5.0% of our combined NAV per calendar quarter, with our combined NAV for each limit to be calculated as of the last calendar day of the prior quarter. After the close of business on the Redemption Pricing Date, and in any event no later than the opening of business on the immediately following business day, we will post the Redemption Price for each class of shares of common stock on our website and include it in a prospectus supplement filed with the SEC. In the event that there is a material change in the NAV per share between the Redemption Pricing Date and the Redemption Date, we may determine that the previously-disclosed Redemption Price is no longer appropriate. If the Redemption Price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.

While there is no minimum holding period, purchased shares (excluding shares acquired via our distribution reinvestment plan) redeemed within 365 days of the date of purchase will be redeemed at our NAV per share of the class of shares being redeemed on the Redemption Date less a short-term trading discount equal to 2.0% of the gross proceeds otherwise payable with respect to such purchased shares which are being redeemed.

In the event that any stockholder fails to maintain a minimum balance of $500 (not in thousands) worth of shares of common stock, we may redeem all of the shares held by that stockholder at the Redemption Price in effect for the month in which we redeem such shares, less the short-term trading discount of 2%, if applicable. Minimum account redemptions will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Our board of directors has the discretion to suspend or modify the New SRP at any time.

The following tables set forth information regarding our redemption of shares of our common stock pursuant to our share redemption plan during the three months ended December 31, 2024. The weighted average redemption prices are shown before allowing for any applicable 2% short-term trading discounts.

Three Months Ended December 31, 2024	**Shares**		**Weighted Average Share Price**
Class A	121,911	$	13.44
Class D	208,888		13.55
Class I	560,710		13.53
Class M-I	13,734		13.46
Class N	17,350		13.46
Class T	—		—
Class T2	5,797		13.35

We funded these redemptions with cash flow from operations, proceeds from our offerings, proceeds from asset dispositions and/or borrowings on our line of credit.

The following table sets forth information regarding redemptions of shares of our common stock by month under the New SRP. Pursuant to the New SRP, redemption requests received by the Company during each month of fourth quarter 2024 exceeded the applicable redemption cap for such month resulting in payments to stockholders of 37.6%, 48.5% and 28.7% of the redemption amount requested, respectively, for October, November and December 2024.

Period	**Total Number of Shares Redeemed**	**Average Price Paid per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs**	**Maximum Number of Shares that May Yet Be Purchased Pursuant to the Program(1)**
October 2024	370,934	$13.53	370,934	(1)
November 2024	370,421	13.55	370,421	(1)
December 2024	187,035	13.42	187,035	(1)

(1) Redemptions are limited as described above.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements, the notes thereto and the other unaudited financial data included in this Annual Report on Form 10-K. We further invite you to visit our website, *www.rreefpropertytrust.com*, where we routinely post additional information about our company, such as, without limitation, our daily NAV per share, press releases and links to our reports on Forms 10-K, 10-Q and 8-K, all amendments to those reports, and other information we file electronically with the SEC. The contents of our website are not incorporated by reference. The terms “we,” “us,” “our” and the “Company” refer to RREEF Property Trust, Inc. and its subsidiaries.

Our NAV per share is published daily via NASDAQ's Mutual Fund Quotation System under the symbols ZRPTAX, ZRPTIX, ZRPTMX, ZRPTNX, ZRPTTX, ZRPTUX and ZRPTDX for our Class A shares, Class I shares, Class M-I shares, Class N shares, Class T shares, Class T2 shares and Class D shares, respectively. The NAV per share for our Class S shares will be available on our website and via NASDAQ's Mutual Fund Quotation System once the first sale of shares for this share class has occurred.

Presentation

Dollar amounts presented throughout this Annual Report on Form 10-K are in thousands, except for per share amounts.

Overview

We are a Maryland corporation formed on February 7, 2012, our inception date, to invest in a diversified portfolio of high-quality, income-producing commercial real estate properties and other real estate-related assets. We are an externally advised, perpetual-life corporation that initially elected to be taxed as a REIT for federal income tax purposes for the calendar year ended December 31, 2013. We hold our properties, real estate-related assets and other investments through RREEF Property Operating Partnership, LP, or our operating partnership, of which we are the sole general partner.

We invest in a diversified portfolio of high quality, income-producing commercial real estate located throughout the United States, including, without limitation, office, industrial, retail and residential properties, and we may also invest in self storage properties. We also invest in real estate-related assets, which include common and preferred stock of publicly-traded REITs and other real estate companies, which we refer to as "real estate equity securities," and debt investments backed by real estate, which we refer to as "real estate loans."

Our board of directors will at all times have ultimate oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to our advisory agreement, our board of directors has delegated to our advisor authority to manage our day-to-day business in accordance with our investment objectives, strategy, guidelines, policies and limitations. Our advisory agreement is renewable annually upon approval by our board of directors, including a majority of our independent directors. The current term expires on August 2, 2024.

Portfolio Information

Real Estate Property Portfolio

As of December 31, 2024, our real estate portfolio was comprised of 12 properties diversified across geography and sector. We acquired no properties during the years ended December 31, 2024, 2023 and 2022. We disposed of one property, our Hialeah I property ("Hialeah I") during the year ended December 31, 2024. We disposed of two properties, our Anaheim Hills Office Plaza property ("Anaheim Hills Office Plaza") and our Allied Drive property ("Allied Drive"), during the year ended December 31, 2023. We disposed of no properties during the year ended December 31, 2022.

For our commercial leases in effect as of December 31, 2024, our weighted average remaining lease term was 6.0 years based on rentable square footage. The following table presents certain additional information about the properties we owned as of December 31, 2024:

Property	Location	Rentable Square Feet	Number of Leases/Units	Leased[(1)]
Office Properties				
Heritage Parkway[(2)]	Woodridge, IL	94,233	—	— %
Loudoun Gateway	Sterling, VA	102,015	1	100.0
Office Total		196,248	1	80.4
Retail Properties				
Wallingford Plaza[(3)]	Seattle, WA	30,761	4	90.9
Terra Nova Plaza[(4)]	Chula Vista, CA	96,114	1	46.3
Elston Plaza[(5)]	Chicago, IL	92,911	12	97.3
Providence Square[(6)]	Marietta, GA	222,805	25	98.6
Retail Total		442,591	42	87.7
Industrial Properties				
Commerce Corner	Logan Township, NJ	400,901	2	100.0
Miami Industrial				
Palmetto Lakes	Miami Lakes, FL	182,919	1	100.0
Hialeah II	Miami, FL	50,000	1	100.0
Seattle East Industrial	Redmond, WA	210,321	1	100.0
Industrial Total		844,141	5	100.0
Residential Properties				
The Flats at Carrs Hill	Athens, GA	135,896	138	97.8
The Glenn	Centennial, CO	274,688	306	94.4
Residential Total		410,584	444	95.5
Grand Total		1,893,564	48/444	94.8 %

(1) Leased percentage is based on executed leases as of December 31, 2024 (including those which have not taken effect as of December 31, 2024), is calculated based on square footage for a single property and is weighted by relative property value when calculated for more than one property together.
(2) Heritage Parkway was sold to a third party on February 28, 2025.
(3) Wallingford Plaza is ground floor retail plus two floors of office space.
(4) In January 2025, we entered in a lease with Floor & Decor for all of the vacant space at Terra Nova Plaza.
(5) The total square footage for Elston Plaza includes a freestanding bank branch of 4,860 square feet that is subject to a ground lease to a single tenant.
(6) The total square footage for Providence Square includes a freestanding restaurant of 5,779 square feet that is subject to a ground lease to a single tenant.

Real Estate Equity Securities Portfolio

As of December 31, 2024, our real estate equity securities portfolio consisted of publicly-traded common stock of 33 REITs with a fair value of $122. We believe that investing a portion of our proceeds from our offerings into a diversified portfolio of common and preferred shares of REITs and other real estate operating companies will provide the overall portfolio some flexibility with near-term liquidity as well as potentially enhance our NAV over a longer period. Our real estate equity securities portfolio is regularly reviewed and evaluated to determine whether the securities held continue to serve their original intended purposes.

From our inception until the first quarter of 2023, we have invested in a portfolio of publicly-traded REIT securities to potentially enhance performance of the overall portfolio while also providing a source of liquidity

available to fund redemptions or other needs. During the first quarter of 2023, in considering the then-current market volatility as well as higher liquidity demands across the non-listed REIT industry in general, we took advantage of a temporary rise in publicly-traded REIT security values and converted nearly all of our securities portfolio into cash. This resulted in a net realized gain to us of approximately $3,472. Our strategy to invest in a real estate securities portfolio has not changed and we will look to increase our allocation to real estate securities as conditions improve.

Real Estate Loan Portfolio

In October 2022, we purchased all of the Class D certificates and certain interest-only certificates of CMBS securitized through a trust (the "CMBS Trust") sponsored by the Federal Home Loan Mortgage Corporation ("Freddie Mac") for a total investment of $30,855, excluding closing costs and the net accrued interest receivable. The Class D certificates represent the most subordinate tranche of the CMBS Trust issued through Freddie Mac's K-Series program. The Class D certificates are a zero-coupon investment with a term of nearly ten years that was purchased at a significant discount to its par value.

The Class D certificates contain certain rights which under GAAP are considered the controlling class because they provide the owner with the power to direct the activities that most significantly impact the performance of the CMBS Trust. As a result, we were required to consolidate the CMBS Trust. In addition, we elected the fair value option under GAAP and thus reported all the assets of the CMBS Trust as real estate loans held in consolidated CMBS Trust at fair value, and we reported bonds payable held in consolidated CMBS Trust at the fair value of all the certificates that we did not own. However, the amount of such liability and their related assets can only be satisfied through the cash flows from the underlying loans which are managed and disbursed directly to the other certificate holders by the administrator of the CMBS Trust. Accordingly, we did not have any rights to those receivables from, nor any obligation to, those other certificate holders. The net difference between the above referenced amounts represented the amount of our actual investment.

In February and March 2024, we sold our investments in the interest-only certificates issued by the CMBS Trust for approximately $7,588, excluding accrued interest. The sale of the interest-only certificates did not affect the accounting treatment described in the previous paragraph.

In July 2024, we sold our entire investment in the Class D certificates issued by the CMBS Trust for approximately $25,588. After this sale, we do not own any securities issued by the CMBS Trust.

Market Outlook

Real estate prices moved modestly higher in 2024, according to the General Services Administration in December 2024. Underlying fundamentals, which entered a soft patch in mid-2022, also firmed, according to CBRE's Economic Analysis (CBRE-EA) in December 2024. More specifically, CBRE-EA in December 2024 reported that vacancy rates for strip retail centers reached historic lows (since 2005); the apartment sector vacancy rates fell back below their 20-year average, thanks to surging demand which was the strongest in 24 years, apart from an anomalous 2021 bounce; the beleaguered office sector delivered positive (albeit modest) demand and stable (but still elevated) vacancies in the last three quarters of 2024; and the industrial sector bucked the trend, where leasing remained lackluster, although vacancies remained low by historical standards.

Just as the real estate recovery took shape, the November 2024 elections cast uncertainty over the outlook. Treasury yields started to increase in mid-September on rising expectations (we believe) of a Trump victory, as reported by the Federal Reserve in January 2025. This begs the question of whether the Republican sweep will help or hinder the nascent real estate recovery.

From our perspective, conventional wisdom appears to hold that a program of deregulation, tariffs, tax cuts, and curbs on immigration will fuel modestly higher economic growth, inflation, and interest rates. Yet conventional wisdom could be wrong. In our view, deficit-financed tax cuts could stimulate the economy and put upward pressure on interest rates (due to a more restrictive Federal Reserve policy and a higher term premium on longer-dated debt), unless offset with tariff revenue and spending cuts. We believe reduced immigration could slow the economy, via

fewer workers and consumers, but its impact on inflation is ambiguous, as it would weaken both aggregate supply and demand. Tariffs could hurt growth and lift prices, but deregulation and tax cuts, by supporting productivity, could do the opposite. Nevertheless, assuming that conventional wisdom is broadly correct, the consequences for real estate will be benign, in our view.

Start with interest rates. Moody's reported in January 2025 that while Treasury yields have risen, credit spreads have also tightened as risk appetite has increased. Further rate cuts from the Federal Reserve, consistent with its forward guidance, will in our view keep long-term rates anchored near current levels. This interest rate scenario is consistent, we believe, with capitalization rate stability that would neither buoy nor penalize valuations, while preserving a healthy income return, which would be the highest in a decade, according to the National Council of Real Estate Investment Fiduciaries ("NCREIF") in December 2024.

Moving to fundamentals, we would first note that in our view prospects have brightened irrespective of political considerations. Demand has generally emerged from a post-COVID lull, while the supply pipeline has evaporated, with construction starts, on a sector-weighted basis, sinking 77% from their mid-2022 peak, according to CoStar in December 2024. To the extent that economic policy promotes faster growth, a debatable assertion, we would expect to see stronger real estate demand. Meanwhile, a combination of higher tariffs and tighter immigration could extend the real estate development hiatus. Tight market conditions will, we believe, drive accelerating rent growth, which will in turn propel capital appreciation even without the support of falling cap rates.

Elections have added a layer of uncertainty to the outlook. Ultimately, whether policy helps or hinders the real estate market will depend on the scope and timing of any changes. Under a baseline scenario, however, where growth and interest rates receive a minor lift, we believe that the impact will be modest overall, forestalling capitalization rate compression but reinforcing income returns and rent growth. In short, we believe that the real estate recovery that began in 2024 will remain intact.

Results of Operations

As of December 31, 2024, we owned 12 properties and invested in real estate equity securities as described above in "Portfolio Information." We expect to continue to raise additional capital, increase our borrowings and make future investments in our targeted segments of real estate properties, real estate equity securities and real estate loans, which we believe will have a significant impact on our future results of operations.

The following table illustrates the changes in our income statement components for the year ended December 31, 2024 to the year ended December 31, 2023, and for the year ended December 31, 2023 to the year ended December 31, 2022.

	Year Ended December 31,			Year Ended December 31,		
	2024	2023	Change	2023	2022	Change
Revenues						
Property related income	$ 38,771	$ 41,904	$ (3,133)	$ 41,904	$ 41,374	$ 530
Interest income	153	—	153	—	—	—
Investment income on marketable securities	4	46	(42)	46	1,112	(1,066)
Total revenues	38,928	41,950	(3,022)	41,950	42,486	(536)
Expenses						
General and administrative expenses	2,465	2,400	65	2,400	2,452	(52)
Property operating expenses	12,146	12,728	(582)	12,728	12,231	497
Advisory fees	2,565	3,099	(534)	3,099	3,746	(647)
Provision for impairment of real estate	2,201	—	2,201	—	—	—
Depreciation	9,627	10,844	(1,217)	10,844	11,516	(672)
Amortization	2,239	4,200	(1,961)	4,200	7,830	(3,630)
Total operating expenses	31,243	33,271	(2,028)	33,271	37,775	(4,504)
Net realized gain upon sale of real estate	4,256	17,980	(13,724)	17,980	—	17,980
Net realized gain (loss) upon sale of marketable securities	9	3,476	(3,467)	3,476	(794)	4,270
Loss on extinguishment of debt	—	(131)	131	(131)	—	(131)
Net realized gain upon sale of investment in CMBS Trust	2,321	—	2,321	—	—	—
Net unrealized change in fair value of investment in marketable securities	—	(1,279)	1,279	(1,279)	(9,953)	8,674
Change in net assets of consolidated CMBS Trust	(1,474)	2,598	(4,072)	2,598	529	2,069
Operating income (loss)	12,797	31,323	(19,568)	31,323	(5,507)	36,830
Interest expense	(12,868)	(12,177)	(691)	(12,177)	(9,416)	(2,761)
Net (loss) income	$ (71)	$ 19,146	$ (20,259)	$ 19,146	$ (14,923)	$ 34,069

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

Property Related Income

Our property related income for the year ended December 31, 2024 decreased compared to the year ended December 31, 2023 primarily due to the dispositions of Allied Drive on June 26, 2023 and Anaheim Hills Office Plaza on September 6, 2023. In addition, the Bed, Bath & Beyond early lease termination as of March 31, 2023 required us to fully recognize the remaining unamortized below market lease intangible of $2,342. These decreases were partially offset by increased base rent at Commerce Corner due to the October 2024 completion of the tenant expansion for Performance Food Group, Inc. and the 2024 Allstate Insurance Company early lease termination for which we recognized $2,400 in termination income for the year ended December 31, 2024.

Interest Income

Our interest income is generated from automated, overnight sweeps of cash to an interest-bearing account.

Investment Income on Marketable Securities

As of December 31, 2024 and December 31, 2023, our real estate equity securities portfolio consisted of publicly-traded common stock with a fair value of $122 and $109, respectively. In considering market volatility as well as higher liquidity demands across the non-listed REIT industry in general, during the first quarter of 2023 we took advantage of a temporary rise in publicly-traded REIT security values and converted nearly all of our securities portfolio into cash. This resulted in lower investment income for the year ended December 31, 2024 compared to the 2023 period. Our strategy to invest in a real estate securities portfolio has not changed and we will look to increase our allocation to real estate securities as market conditions improve.

General and Administrative

Our general and administrative expenses include a variety of corporate expenses, the largest of which for the year ended December 31, 2024 were directors and officers insurance, independent director compensation, audit fees and legal costs. Compared to the 2023 period, the 2024 period saw higher legal, income tax, professional fees and independent director compensation.

Property Operating Expenses

Property operating expenses decreased for the year ended December 31, 2024 compared to 2023 due to the dispositions of Allied Drive on June 26, 2023 and Anaheim Hills Office Plaza on September 6, 2023. These decreases were partially offset by higher costs at several properties generally for insurance, professional fees, legal, utilities, and snow removal.

Advisory Fees

The fixed component of the advisory fee pursuant to the advisory agreement is equal to 1% per annum of the NAV for each share class and is calculated and accrued daily and reflected in our NAV per share. The fixed component of the advisory fee was lower in the 2024 period compared to the 2023 period which is commensurate with the overall decrease in our average NAV due to fulfilling higher share redemption requests.

In accordance with our advisory agreement, our advisor can earn the performance component of the advisory fee when the total return to stockholders of a particular share class exceeds a required per annum hurdle for such share class (the “Hurdle Amount”). The performance component is calculated separately for each share class and is comprised of the distributions paid to stockholders in each share class combined with the change in price of each share class. For any calendar year in which the total return per share allocable to a class exceeds the Hurdle Amount for such class, RREEF America will receive a percentage of the aggregate total return allocable to such class. The performance component of the advisory fee is payable annually based on the results for the entire calendar year. The actual performance component that our advisor could earn in the current calendar year depends on several factors, including but not limited to the performance of our investments, our expenses and interest rates. For the years ended December 31, 2024, and 2023, the total return of each share class did not exceed the required Hurdle Amount, applied on a pro rated basis as applicable, resulting in no performance component of the advisory fee.

Provision for Impairment of Real Estate

For the year ended December 31, 2024, in accordance with authoritative guidance for impairment of long-lived assets, we determined that Heritage Parkway was impaired as the carrying value of the investment was not deemed recoverable due to a reduction of the expected hold period. Therefore, we recognized an impairment charge totaling $2,201 for the year ended December 31, 2024. Heritage Parkway was subsequently sold to a third party for a gross sale price of $5,000.

Depreciation and Amortization

The depreciation and amortization on properties decreased in the 2024 period compared to the 2023 period due to the dispositions of Allied Drive on June 26, 2023 and Anaheim Hills Office Plaza on September 6, 2023. Additionally, amortization in 2024 declined significantly from 2023 due to the 2023 recognition of $897 of remaining unamortized acquired intangible assets at Terra Nova due to the termination of the lease for Bed, Bath & Beyond.

Sale of Real Estate

On January 12, 2023, we sold a small portion of land and granted an easement over land to a state authority with a combined total area of approximately 0.4 acres from The Flats at Carrs Hill property ("The Flats at Carrs Hill") for approximately $657, resulting in a net realized gain of $542.

On June 26, 2023, we sold Allied Drive for $41,900, resulting in a net realized gain of $15,426.

On September 6, 2023, we sold Anaheim Hills Office Plaza for $18,000, resulting in a net realized gain of $2,012.

On December 20, 2024, we sold Hialeah I for $8,369, resulting in a net realized gain of $4,256.

Marketable Securities

Historically, we have invested in a portfolio of publicly-traded REIT securities to potentially enhance performance of the overall portfolio while also providing a source of liquidity available to fund redemptions or other needs. In considering market volatility as well as higher liquidity demands across the non-listed REIT industry in general, during the first quarter of 2023 we took advantage of a temporary rise in publicly-traded REIT security values and converted nearly all of our securities portfolio into cash. This, along with regular investment activity within the real estate securities portfolio, resulted in a net realized gain of $3,476 in 2023. Thereafter, due to the reduced size of our portfolio of investments in publicly-traded REIT securities, the securities portfolio is rebalanced on a less frequent basis resulting in a much lower net realized gain or loss occurring after the date of selling most of the securities portfolio.

Loss on Extinguishment of Debt

On June 26, 2023, we originated a $25,500 non-recourse loan on The Flats at Carrs Hill for which proceeds were used to fully prepay the existing $14,500 mortgage loan. For this prepayment of the prior loan, we incurred a $131 loss on extinguishment of debt.

Gain Upon Sale of Investment in CMBS Trust

In February and March 2024, we sold our investments in the interest-only certificates issued by the CMBS Trust, resulting in net realized gains of $465.

In July 2024, we sold our investment in the principal-only certificates issued by the CMBS Trust, resulting in net realized gains of $1,856.

Changes in Net Assets of CMBS Trust

In October 2022, we purchased our first real estate loan investment, namely CMBS securities issued through the CMBS Trust. Under GAAP, we were required to consolidate the entire CMBS Trust, because we had the power to direct certain activities of the CMBS Trust that could most significantly impact the performance of the CMBS Trust overall. In connection therewith, we elected to fair value the securities issued by the CMBS Trust. Further, we

elected to present interest income and interest expense from the consolidated activities of the CMBS Trust, along with any unrealized gain or loss in fair value of our investment in the CMBS Trust, together as a single line item as changes in net assets of the consolidated CMBS Trust. During 2024, we sold our entire investment in the CMBS Trust resulting in converting the net unrealized gain into a net realized gain.

Interest Expense

The increase in interest expense for the year ended December 31, 2024 from the 2023 period was primarily due to an approximately $6,400 higher average outstanding balance on the Wells Fargo Line of Credit combined with a higher average interest rate of 7.5% on the Wells Fargo Line of Credit compared to 6.9% for the 2023 period. Our total outstanding loan balances as of December 31, 2024 consisted of 71% fixed rate loans and 29% floating rate loans.

We expect our interest expense to increase in future periods because we anticipate acquiring additional properties or making real estate debt investments with borrowings, including by utilizing additional property-specific debt as a form of permanent financing along with continuing to use the Wells Fargo Line of Credit. Interest rates available for both fixed and floating rate financing of property acquisitions have increased significantly compared to prior years in response to higher U.S. Treasury rates, higher inflation, bank failures and war, among other economic concerns. Consequently, higher interest rates will cause us to incur higher interest costs on our floating rate line of credit, and may reduce the availability of reasonable financing rates relative to yields on property investments.

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

The discussion of operating results and financial condition comparing the years ended December 31, 2023 and 2022 can be found in Item 7. Management's Discussion and Analysis of Financial Conditions under Results of Operations within our Annual Report on Form 10-K for the year ended December 31, 2023 (the "2023 10-K"), starting on page 61.

Inflation

The increase in inflation since mid-2021 as evidenced by the consumer price index, and the extent to which it continues, may have an impact on our property operating expenses. The duration of this period of higher inflation and when the economy will see a reduction of inflation to historical averages of years prior to 2022 remains subject to countless economic, regulatory and population driven variables.

With the exception of leases with tenants in residential properties, we seek to include provisions in our tenant leases designed to protect us from the impact of inflation. These provisions include annual contractual base rent increases, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements, or in some cases, annual reimbursement of operating expenses above a certain allowance. Notwithstanding these provisions, periods of excessive or prolonged inflation and rising interest rates may negatively impact our tenants' businesses, resulting in increased vacancy, concessions or bad debt expense, which may adversely and materially affect our net income and NAV. Due to the generally long-term nature of our commercial leases, and inflation since the second quarter of 2021, contractual annual rent increases have not, and may not in the future, be sufficient to cover inflation and may result in rental rates that are below market. Leases in residential properties generally expire on an annual basis and do not typically present the same concerns regarding inflation protection due to their short-term nature and our ability to increase rents in an attempt to keep up with inflation.

In addition, prices for certain construction materials have risen significantly over the past year. While we have incurred typical ongoing capital expenditures for property improvements and maintenance, such costs have been relatively immaterial to date. Future significant capital projects may be impacted by increased material and/or labor costs.

NAV and NAV per Share

Our NAV per share is calculated by The Bank of New York Mellon ("BNY") on a daily basis in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a purchase price for our shares sold in our offerings as well as establishing a redemption price for our share redemption plan. Our advisor is responsible for overseeing, and is ultimately responsible for, the calculation of our NAV and our NAV per share as performed by BNY.

Each class of our common stock has an undivided interest in our assets and liabilities, other than class-specific liabilities. In accordance with the valuation guidelines, BNY calculates our NAV per share for each class after the end of each business day, using a process that reflects several components, including, but not limited to, (1) estimated values of each of our properties based upon individual appraisal reports provided periodically by our independent valuation advisor and other third-party independent valuation firms, (2) the value of our liquid assets for which third party market quotes are available, (3) estimated values of our other real estate equity securities and non-held-to-maturity real estate loan investments, as provided by independent valuation agents, and (4) estimated accruals and amortizations of our operating revenues and expenses, including our organization and offering expenses. No rule or regulation requires that we calculate NAV in a certain way. While we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase or redemption price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

At the end of each business day, before taking into consideration additional issuances of shares of capital stock, redemptions or class-specific fee accruals for that day, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class's relative percentage of the previous aggregate NAV. Changes in our daily NAV will include, without limitation and as applicable, daily accruals and amortizations of our net portfolio income, interest expense, unrealized/realized gains and losses on assets, offering costs and any expense reimbursements. Costs incurred by us under the expense support agreement will be allocated to all classes of shares of our common stock on a pro rata basis as and when such amounts are reimbursed to our advisor. In addition, offering costs associated with all of our offerings (including any private offerings) will be allocated to all classes, on a pro rata basis. The net portfolio income will be calculated and accrued on the basis of data extracted from (1) the monthly budget for each property and at the company level, including organization and offering expenses and certain operating expenses, (2) interest accruals and premium or discount amortization on real estate loans, (3) material, unbudgeted non-recurring income and expense events such as capital expenditures, prepayment penalties, assumption fees, tenant buyouts, lease termination fees and tenant turnover with respect to our properties when our advisor becomes aware of such events and the relevant information is available, (4) material investment acquisitions and dispositions occurring during the month and (5) reports from other vendors impacting our aggregate NAV. Acquisition costs with respect to each acquired property are amortized on a daily basis into our NAV over a five-year period following the acquisition date. Costs of purchasing or originating real estate loan investments will be amortized over the term of the investment. On an ongoing basis, BNY will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of daily accruals for which financial information is available.

Prior to the initiation of our current follow-on offering period, and prior to initiation of future follow-on offering periods, we have incurred and will incur certain costs in preparation for such follow-on offering periods, which we refer to as prepaid offering costs. Such costs will benefit the entire follow-on offering period to which they relate and as such will be amortized on a straight-line basis over the anticipated follow-on offering period into the NAV for each class of shares beginning upon commencement of each particular follow-on offering. Organization and offering costs incurred during an active follow-on offering period will be deducted from our NAV on an accrual basis as they are incurred. In the event our advisor agrees to pay some or all of our organization and offering costs prior to the commencement of an offering period and agrees to defer reimbursement of such costs, then such costs will be amortized into the daily NAV calculation as such costs are reimbursed to our advisor. We will allocate all of our offering costs to all outstanding shares of all classes on a pro rata basis, each day that we calculate a NAV for a given class of shares. Similarly, any payments made by our dealer manager of reimbursable offering costs in

connection with our offerings on our behalf will also be recognized and reflected in our daily NAV for all share classes on a pro rata basis.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand), the deduction of any other liabilities and the allocation of income and expenses, BNY will incorporate any class-specific adjustments to our NAV, including additional issuances and redemptions of our common stock and accruals of class-specific fees such as distribution fees. Our share classes may have different fee accruals associated with the advisory fee we will pay our advisor because the performance component of our advisory fee is calculated separately with respect to each class. At the close of business on the date that is one business day after each record date for any declared distribution, which we refer to as the "distribution adjustment date," our NAV for each class will be reduced to reflect the accrual of our liability to pay the distribution to our stockholders of record of each class as of the record date. NAV per share for each class is calculated by dividing such class's NAV at the end of each trading day by the number of shares outstanding for that class on such day.

The following table provides a breakdown of the major components of our total NAV and NAV per share as of December 31, 2024:

Components of NAV	Total NAV	Per Class A Share	Per Class I Share	Per Class T Share	Per Class D Share	Per Class N Share	Per Class M-I Share	Per Class T2 Share	Per Class Z Share
Investments in real estate (1)	$ 500,900	$28.07	$28.26	$28.33	$28.30	$28.10	$28.10	$27.95	$28.27
Investments in real estate equity securities (2)	122	0.01	0.01	0.01	0.01	0.01	0.01	0.01	0.01
Other assets, net (3)	13,220	0.74	0.75	0.75	0.75	0.74	0.74	0.74	0.75
Line of credit (4)	(75,514)	(4.23)	(4.26)	(4.27)	(4.27)	(4.24)	(4.24)	(4.21)	(4.26)
Mortgage loans payable (4)	(189,293)	(10.61)	(10.68)	(10.71)	(10.70)	(10.62)	(10.62)	(10.57)	(10.69)
Other liabilities, net (3)	(10,730)	(0.61)	(0.61)	(0.61)	(0.60)	(0.60)	(0.60)	(0.60)	(0.60)
Net asset value	$ 238,705	$13.37	$13.47	$13.50	$13.49	$13.39	$13.39	$13.32	$13.48

Note: No Class S shares were outstanding as of December 31, 2024.

(1) Our investments in real estate are included at fair value as determined by our advisor based on appraisals completed by our independent valuation advisor or another independent third-party appraiser. Although our independent valuation advisor performs the majority of the valuations, our valuation guidelines require that on a rotating basis, approximately 1/12th of our properties in any particular month must be appraised by one or more independent third-party appraisers who are not affiliated with us, our advisor or our independent valuation advisor. Newly acquired, consolidated properties are initially valued at cost and thereafter join the daily valuation process during the first full quarter in which we own the property. On an ongoing basis, our advisor monitors our properties for events that our advisor believes may be expected to have a material impact on the most recent estimated values provided by our independent appraisers, and notifies our independent valuation advisor of such events, if any. If, on any given day, in the opinion of our independent valuation advisor, an event identified by our advisor, or an event that becomes known to our independent valuation advisor through other means, is likely to have a material impact on previously provided estimated values of the affected properties, our independent valuation advisor will prepare a revised valuation for such properties. As of December 31, 2024, the value of our investments in real estate was approximately 7.9% more than their historical cost.

(2) As of December 31, 2024, our investments in real estate equity securities consisted entirely of common stock of publicly traded REITs, which are included in our NAV at fair value based on publicly available pricing information provided by third parties. The value of our investments in real estate equity securities was approximately 31.0% more than their historical cost.

(3) Other assets and other liabilities include normal operating items such as cash, restricted cash, accounts receivable, prepaids, accounts payable and due to affiliates, and other accrued liabilities. Each of these are valued at their current carry value as they are typically short term in nature. Liabilities allocable to a specific class of shares will only be included in the NAV calculation for that class.

(4) Our line of credit is valued at cost. Any other debt obligations originated by us will be valued at amortized cost, while any debt obligations assumed by us in connection with a transaction will be valued at the time of assumption pursuant to the purchase price allocation as required by GAAP. Thereafter, assumed debt will not be revalued but rather the discount or premium that resulted from the purchase price allocation will be amortized over the remaining term of the instrument.

As of December 31, 2024, all properties were appraised by a third-party appraisal firm in addition to our independent valuation advisor. Set forth below are the weighted averages of the key assumptions used in the appraisals of the properties by type as of December 31, 2024.

	Discount Rate	Exit Capitalization Rate
Office properties	9.95%	8.60%
Retail properties	7.67%	6.57%
Industrial properties	7.25%	5.63%
Residential properties	7.00%	5.41%

These assumptions are determined by our independent valuation advisor or by separate third-party appraisers. A change in these assumptions would impact the calculation of the value of our property investments. The table below shows the approximate decrease in the value of our property investments assuming an increase of 0.25% in the weighted-average discount rate or the weighted-average exit capitalization rate as of December 31, 2024.

	Discount Rate	Exit Capitalization Rate
Office properties	(2.1)%	(2.0)%
Retail properties	(1.8)%	(2.1)%
Industrial properties	(1.9)%	(2.6)%
Residential properties	(1.9)%	(2.8)%

The calculation of our NAV is intended to be a calculation of fair value of our assets less our outstanding liabilities and may differ from our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and redemption price for our shares, we have adopted a model, as explained below by adjustment, which adjusts the value of our assets from historical cost to fair value in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. The table below sets forth a reconciliation of our stockholders' equity to our NAV, which we calculate for the purpose of establishing the purchase and redemption price for our shares, as of December 31, 2024.

	Total NAV	Per Class A Share	Per Class I Share	Per Class T Share	Per Class D Share	Per Class N Share	Per Class M-I Share	Per Class T2 Share	Per Class Z Share
Total stockholders' equity	$ 95,113	$ 5.32	$ 5.36	$ 5.38	$ 5.37	$ 5.33	$ 5.33	$ 5.30	$ 5.37
Plus:									
Unrealized gain on real estate investments (1)	35,836	2.01	2.02	2.03	2.03	2.01	2.01	2.00	2.02
Accumulated depreciation (2)	57,870	3.24	3.27	3.27	3.27	3.25	3.25	3.23	3.27
Accumulated amortization (2)	33,284	1.87	1.88	1.88	1.88	1.87	1.87	1.86	1.88
Deferred costs and expenses, net (3)	21,807	1.22	1.23	1.23	1.23	1.22	1.22	1.22	1.23
Less:									
Deferred rent receivable (4)	(5,205)	(0.29)	(0.29)	(0.29)	(0.29)	(0.29)	(0.29)	(0.29)	(0.29)
Net asset value	$ 238,705	$13.37	$13.47	$13.50	$13.49	$13.39	$13.39	$13.32	$13.48

Note: No Class S shares were outstanding as of December 31, 2024.

(1) Our investments in real estate are presented under historical cost in our GAAP consolidated financial statements. As such, any increases in the fair value of our investments in real estate are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate are recorded at fair value.

(2) Recording of depreciation and amortization are required under GAAP for historical cost financial statements. Because we include our investments in real estate at fair value when determining our NAV, the accumulated depreciation and amortization recorded under GAAP are eliminated for purposes of determining our NAV.

(3) The deferred costs and expenses of $21,807 include amounts that have been accrued as a liability under GAAP but are initially excluded from the NAV calculation. The deferred costs and expenses include $17,015 in estimated future trailing fees that will be deducted from the NAV on a daily basis as and when they become payable to DWS Distributors, Inc., or the dealer manager. Additionally, the deferred costs and expenses include $5,109 payable to our advisor which is reflected in due to affiliates and note to affiliate on our consolidated balance sheet but is not yet payable and will be deducted from the NAV as and when they are reimbursed to our advisor in accordance with the advisory agreement, the expense support agreement and the ESA letter agreement dated March 24, 2020 amending the advisory agreement and expense support agreement. Lastly, the deferred cost and expenses above is net of (1) the portion of the performance component of the advisory fee that is reflected in the NAV calculation, if any, but does not meet the threshold for accrual under GAAP, and (2) the difference in recognition between GAAP and our NAV calculation for (i) certain offering costs and (ii) compensation costs related to the shares granted to our independent directors.

(4) Under GAAP, rental revenue is recorded on a straight-line basis where the total contractual revenue for a given lease is recognized for the same average amount per month over the lease term. The estimate of fair value for real estate generally does not reflect this straight-line concept and as such, the amount of rent accrued but not yet billed to the tenants (deferred rent receivable) is not considered in determining our NAV.

Limitations and Risks

As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different NAV per share. Accordingly, with respect to our NAV per share, we can provide no assurance that:

- a stockholder would be able to realize this NAV per share upon attempting to resell his or her shares;
- we would be able to achieve, for our stockholders, the NAV per share, upon a listing of our shares of common stock on a national securities exchange, selling our real estate portfolio, or merging with another company; or
- the NAV per share, or the methodologies relied upon to estimate the NAV per share, will be found by any regulatory authority to comply with any regulatory requirements.

Furthermore, the NAV per share was calculated as of a particular point in time. The NAV per share will fluctuate over time in response to, among other things, global, national or regional economic events, higher interest rates, inflation, changes in real estate market fundamentals, capital markets activities, and attributes specific to the properties and leases within our portfolio. The extent to which these events impact our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence.

Funds from Operations and Adjusted Funds from Operations

We believe that funds from operations, or FFO, and adjusted funds from operations, or AFFO, in combination with net income or loss and cash flows from operating activities, as defined by GAAP, are useful supplemental performance measures that we use to evaluate our operating performance. However, these supplemental, non-GAAP measures should not be considered as an alternative to net income or loss or to cash flows from operating activities, both as determined by GAAP, as an indication of our performance and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. No single measure can provide users of financial information with sufficient information, and only our disclosures read as a whole can be relied upon to adequately portray our financial position, liquidity and results of operations. In addition, other REITs may define FFO and AFFO measures differently and thus choose to treat certain accounting line items in a manner different from us due to differences in investment and operating strategy or for other reasons.

FFO

As defined by the National Association of Real Estate Investment Trusts, or NAREIT, FFO is a non-GAAP supplemental financial performance measure that excludes certain items such as real estate-related depreciation and amortization and the impact of certain non-recurring items such as impairment write-downs of real estate investments and realized gains and losses on sales of certain real estate assets. We believe FFO is a meaningful supplemental financial performance measure of our operating performance that is useful to investors because depreciation and amortization in accordance with GAAP implicitly assume that the value of real estate assets diminishes predictably over time. Additionally, impairment write-downs related to a material decline in the value of a real estate investment and realized gains and losses on sales of certain real estate assets (such as real property or real estate related debt investments) generally occur infrequently. As a result, excluding these items from FFO aids our analysis of our ongoing operations. We use FFO as an indication of our operating performance and as a guide to making decisions about future investments.

AFFO

We believe that AFFO is a non-GAAP supplemental financial performance measure that is helpful as a measure of ongoing operating performance because it excludes costs that management considers more reflective of investing activities and other non-operating items included in FFO. Compared to FFO, AFFO additionally excludes items such as acquisition-related costs (if expensed in accordance with GAAP), straight-line rent, amortization of above- and below-market lease intangibles and lease incentives, amortization of restricted stock awards, amortization of deferred financing costs, amortization of the discount on the note to affiliate, gains or losses on extinguishment of debt, the net unrealized change in the fair value of our investments in marketable securities and the net unrealized change in the fair value of our investment in the CMBS Trust.

We use FFO and AFFO, among other things: (i) to evaluate and compare the potential performance of the portfolio after the acquisition phase is complete, and (ii) as metrics in evaluating our ongoing distribution policy. We believe investors are best served if the information that is made available to them allows them to align their analyses

and evaluation with these same performance metrics used by us in planning and executing our business strategy. We believe that these performance metrics will assist investors in evaluating the potential performance of the portfolio after the completion of the acquisition phase. However, these supplemental, non-GAAP measures are not necessarily indicative of future performance and should not be considered as an alternative to net income or loss or to cash flows from operating activities, both as determined by GAAP, and are not intended to be used as a liquidity measure indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders. Neither the SEC, NAREIT, nor any regulatory body has passed judgment on the acceptability of the adjustments used to calculate AFFO. In the future, the SEC, NAREIT, or a regulatory body may decide to standardize the allowable adjustments across the non-listed REIT industry at which point we may adjust our calculation and characterization of AFFO.

The following unaudited table presents a reconciliation of net income (loss) to FFO and AFFO.

	Year Ended December 31,		
	2024	2023	2022
Net (loss) income	$ (71)	$ 19,146	$ (14,923)
Real estate related depreciation	9,627	10,844	11,516
Real estate related amortization	2,239	4,200	7,830
Provision for impairment of real estate	2,201	—	—
Realized gain on sale of real estate	(4,256)	(17,980)	—
Net realized gain upon sale of investment in CMBS Trust	(2,321)	—	—
NAREIT defined FFO	$ 7,419	$ 16,210	$ 4,423
Straight line rents, net	(1,307)	(143)	112
Amortization of above- and below-market lease intangibles, net	(455)	(2,792)	(1,574)
Amortization of lease incentive	104	105	106
Loss on extinguishment of debt	—	131	—
Net unrealized change in fair value of investment in marketable securities	—	1,279	9,953
Net unrealized change in fair value of investment in CMBS Trust	1,686	(1,374)	(312)
Amortization of restricted stock awards	76	63	55
Amortization of deferred financing costs	980	616	277
Amortization of discount on note to affiliate	195	188	181
AFFO	$ 8,698	$ 14,283	$ 13,221

We believe that our FFO for the years ended December 31, 2024, 2023 and 2022, as compared to our distributions declared for the same period, is not indicative of future performance as we are in the development and acquisition phase of our life cycle.

Liquidity and Capital Resources

Our primary needs for liquidity and capital resources are to fund our investments in accordance with our investment strategy and policies, make distributions to our stockholders, redeem shares of our common stock pursuant to our share redemption plan, pay our offering and operating fees and expenses and pay interest on any outstanding indebtedness.

Over time, we generally intend to fund our cash needs for items, other than asset acquisitions and material capital improvements, from operations. Our cash needs for acquisitions and material capital improvements will be

funded primarily from the sale of shares of our common stock in our offerings or from sales of other investments. The amount we may raise in our offerings is uncertain and dependent on a number of factors, including the impact of higher interest rates and the general view of investors toward commercial real estate. We intend to contribute any additional net proceeds from our offerings that are not used or retained to pay the fees and expenses attributable to our operations to our operating partnership.

We generally intend to maintain sufficient liquidity at all times to satisfy our operational needs and the maximum monthly redemptions under our share redemption plan. As of December 31, 2024, among our cash balances, our real estate securities portfolio, and the available borrowing capacity on our Wells Fargo Line of Credit (as defined below), we had liquidity of $24,746.

We may also satisfy our cash needs for acquisitions and material capital improvements through the assumption or incurrence of debt. On January 27, 2023, we entered into a second amended and restated secured revolving line of credit with Wells Fargo Bank, National Association ("Wells Fargo"), thereby changing certain terms and provisions, including extending the maturity date to February 28, 2025 (the "Wells Fargo Line of Credit").

On September 1, 2023, we added Commerce Corner to the Wells Fargo Line of Credit thereby adding RPT 1109 Commerce Corner, LLC, as a borrower under the Wells Fargo Line of Credit.

On September 7, 2023, a wholly-owned indirect subsidiary of ours entered into a guaranteed maximum price construction contract in connection with expanding the Commerce Corner property (the "Commerce Expansion"). Commerce Corner was a 259,910 rentable square-foot, 100% leased state-of-the-art, multi-tenant warehouse and distribution center which we acquired in 2014. The Commerce Expansion increased the size of Commerce Corner by approximately 141,000 square feet and was completed in October 2024 for a cost of approximately $26 million. The Commerce Expansion was undertaken to accommodate the growth initiatives of Performance Food Group, Inc. (NYSE: PFGC), who entered into a 15-year lease with us and took possession of the Commerce Expansion space in October 2024. In connection therewith, Performance Food Group's lease for its existing space at Commerce Corner was similarly extended to be coterminous, bringing Performance Food Group's footprint to approximately 301,000 square feet as of November 1, 2024.

On December 27, 2023, we entered into a third amendment to the Wells Fargo Line of Credit (the "Third Amendment"). The Third Amendment added CIBC Inc. ("CIBC") to the credit facility as an additional lender; increased the maximum commitment amount from $100,000 to $120,000; allocated the maximum commitment amount between the Revolving Commitment and the Construction Commitment (each, as defined under the Wells Fargo Line of Credit); and revised or suspended certain covenants. The maximum commitment amount of $120,000 was bifurcated as follows: $75,600 to the Revolving Commitment and $44,400 to the Construction Commitment. The Construction Commitment fully funded the Commerce Expansion, and upon completion of the Commerce Expansion, the Construction Commitment was closed and the Revolving Commitment became $120,000. The maximum commitment of $120,000 is allocated 70.83% to Wells Fargo and 29.17% to CIBC.

Pursuant to the Third Amendment, the Wells Fargo Line of Credit incurs interest based on the 30-day average of the secured overnight financing rate ("SOFR") plus a spread of 225 basis points. The term was extended from February 28, 2025 to December 27, 2025. We also continue to serve as guarantor against specified bad acts for the Wells Fargo Line of Credit.

As of December 31, 2024, the borrowers' maximum borrowing capacity was $92,981, and the borrowers' outstanding balance was $75,514. As of December 31, 2024, the weighted average interest rate was 6.93%.

The Wells Fargo Line of Credit has a current maximum capacity of $120,000, and we have the option to expand the Wells Fargo Line of Credit up to a maximum capacity of $250,000 upon satisfaction of specified conditions. Each requested expansion must be for at least $25,000 and may result in the Wells Fargo Line of Credit being further syndicated.

At any time, the borrowing capacity under the Wells Fargo Line of Credit for the Revolving Commitment is based on the lesser of (1) an amount equal to 65% of the aggregate value of the properties in the collateral pool as determined by lender appraisals, (2) an amount that results in a minimum debt yield of 9.5% based on the in-place net operating income of the collateral pool as defined or (3) the maximum capacity of the Revolving Commitment. Proceeds from the Revolving Commitment can be used to fund acquisitions, redeem shares pursuant to our share redemption plan and for any other corporate purpose.

The Wells Fargo Line of Credit agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including that there must be at least four properties in the collateral pool at all times, and the collateral pool must also meet specified concentration provisions, unless waived by the lender. Certain concentration covenants are suspended until such time that the number of properties encumbered by the Wells Fargo Line of Credit reaches six. In addition, the guarantor must meet tangible net worth hurdles. As of December 31, 2024, we were in compliance with all covenants.

Historically, we have entered into property specific mortgage loans to finance the acquisition of certain properties, or refinance certain properties off of the Wells Fargo Line of Credit to increase available borrowing capacity under the Wells Fargo Line of Credit to fund future property acquisitions. The following table presents a summary of the property specific mortgage loans in place as of December 31, 2024. Each of the below mortgage loans has a fixed interest rate for the entire term of the mortgage loan. In addition, each mortgage loan contains provisions allowing for (a) a one-time transfer of the loan to an unaffiliated borrower at the sole discretion of the lender and upon payment of applicable fees, and (b) full prepayment of the mortgage loan within allowable windows subject to payment of applicable penalties, if any.

Lender	**Encumbered Property**	**Outstanding Balance**	**Interest Rate**	**Maturity Date**
State Farm Life Insurance Company	Elston Plaza	$ 16,468	3.89 %	July 1, 2026
Massachusetts Mutual Life Insurance Company	The Glenn	66,000	3.02	December 1, 2028
Transamerica Life Insurance Company	Wallingford Plaza	6,485	4.56	January 1, 2029
Nationwide Life Insurance Company	Providence Square	29,700	3.67	October 5, 2029
JPMorgan Chase Bank	Seattle East Industrial	45,140	3.87	January 1, 2030
Nationwide Life Insurance Company	The Flats at Carrs Hill	25,500	5.51	July 1, 2030
		$ 189,293		

Aggregate future principal payments due on the Wells Fargo Line of Credit and mortgage loans payable as of December 31, 2024 are as follows:

Year	**Amount**
2025	$ 76,006
2026	16,247
2027	145
2028	72,069
2029	74,840
Thereafter	25,500
Total	$ 264,807

In the future, as our assets increase, it may not be commercially feasible or we may not be able to secure an adequate line of credit to fund acquisitions, redemptions or other needs. Interest rates available for both fixed and floating rate financing of property acquisitions have increased significantly compared to prior years in response to higher U.S. Treasury rates, higher inflation, bank failures and war, among other economic concerns. Consequently, higher interest rates will cause us to incur higher interest costs on our floating rate line of credit, and may reduce the availability of reasonable financing rates relative to yields on property investments. Moreover, actual availability of financing capital may be reduced at any given time if the values of our investments decline, such as that which may occur as a result of inflation, higher interest rates or an expected or actual recession.

Expense Payments by Our Advisor

Pursuant to the advisory agreement, our advisor is entitled to reimbursement of certain costs incurred by our advisor or its affiliates. Costs eligible for reimbursement include most third-party operating expenses, salaries and related costs of its employees who perform services for us (but not those employees for which our advisor earns a separate fee or those employees who are our executive officers) and travel related costs for its employees who incur such costs on our behalf. We will reimburse our advisor for all expenses paid or incurred by our advisor in connection with the services provided to us, subject to the limitations described below regarding the 2%/25% guidelines as defined in our advisory agreement. As of December 31, 2024, we owed $52 to our advisor for such costs.

On May 29, 2013, we entered into an expense support agreement with our advisor, which was amended and restated most recently on January 20, 2016, which we refer to as the expense support agreement. Pursuant to the terms of the expense support agreement, our advisor incurred expenses related to our operations which we refer to as expense payments. These expense payments included, without limitation, expenses that are organization and offering costs and operating expenses under the advisory agreement. As of December 31, 2015, our advisor had incurred $9,200 in expense payments, which was the maximum amount of expense payments allowed under the expense support agreement. We have not received any expense support from our advisor under the expense support agreement since January 1, 2016.

On March 24, 2020, we and our advisor entered into a second letter agreement which superseded the previous letter agreement, which we refer to as the ESA letter agreement. The ESA letter agreement provides, in part, that our obligations to reimburse our advisor for expense payments under the expense support agreement are suspended until the first calendar month following the month in which we have reached $500,000 in offering proceeds from our offerings, which we refer to as the ESA commencement date. Since our inception through December 31, 2024, we raised $465,370 from the sale of shares of our common stock, including proceeds from our dividend reinvestment plan. Pursuant to the ESA letter agreement, our advisor agreed to permanently waive reimbursement of $3,567 of expense payments related to organization and offering costs from our initial public offering. As a result, we currently owe $5,383 to our advisor under the expense support agreement. Beginning the month following the ESA commencement date, we will make monthly reimbursement payments to our advisor in the amount of $250 for the first 12 months and $198 for the second 12 months. In addition, pursuant to the ESA letter agreement, if RREEF America is serving as our advisor at the time that we or our operating partnership undertakes a liquidation, our remaining obligations to reimburse our advisor for the unpaid monthly reimbursements under the expense support agreement shall be waived.

Limits on Expense Reimbursement

In all cases, reimbursement payments to our advisor will be subject to reduction as necessary in order to ensure that such reimbursement payment will not cause the aggregate organization and offering costs paid by us for any particular offering to exceed 15% of the gross proceeds from the sale of shares in such offering as of the date of the reimbursement payment, and such reimbursement payment will not adversely affect our ability to maintain our qualification as a REIT for federal tax purposes.

In addition to the reimbursement limitations for organization and offering costs, we are also limited in the amount of operating expenses that we may reimburse our advisor. Pursuant to our charter, we may reimburse our

advisor, at the end of each fiscal quarter, for total operating expenses incurred by our advisor; provided, however, that we may not reimburse our advisor at the end of any fiscal quarter for total operating expenses (as defined in our charter) that, in the four consecutive fiscal quarters then ended, exceed the greater of 2% of our average invested assets or 25% of our net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of our assets for that period (which we refer to as the 2%/25% guidelines) for such four-quarter period. Notwithstanding the foregoing, we may reimburse our advisor for expenses in excess of the 2%/25% guidelines if a majority of our independent directors determine that such excess expenses, which we refer to as an excess amount, are justified based on unusual and non-recurring factors. For the four fiscal quarters ended December 31, 2024, our total operating expenses (as defined in our charter) were $4,978, which represented 1.0% of our average invested assets and 49.5% of our net income (both as defined in our charter for this purpose).

Pursuant to the expense support agreement, the amount of the reimbursement payment paid in any calendar quarter will not be aggregated with our cumulative operating expenses for any four consecutive calendar quarters that includes the calendar quarter in which such reimbursement payment is paid, and instead the amount of the unreimbursed expense payments comprising such reimbursement payment will have previously been aggregated with our total operating expenses for the four calendar quarter periods ending with the calendar quarter in which such expense payment was originally incurred, which we refer to as prior 2%/25% periods. If an unreimbursed expense payment incurred during a prior 2%/25% period exceeded the 2%/25% guidelines for such prior 2%/25% period, the amount of such excess will only be reimbursed pursuant to the expense support agreement to the extent that our independent directors previously approved such excess with respect to the applicable prior 2%/25% period.

We anticipate our offering and operating fees and expenses will include, among other things, the advisory fee that we pay to our advisor, the selling commissions, dealer manager and distribution fees we pay to the dealer manager, legal and audit expenses, federal and state filing fees, printing expenses, transfer agent fees, marketing and distribution expenses and fees related to appraising and managing our properties. We will not have any office or personnel expenses as we do not have any employees. Our advisor will incur certain of these expenses and fees, for which we may reimburse our advisor, subject to certain limitations. Additionally, our advisor may allocate to us out-of-pocket expenses in connection with providing services to us, including our allocable share of our advisor's overhead, such as rent, utilities and personnel costs for personnel who are directly involved in the performance of services to us and are not our executive officers. Furthermore, our dealer manager incurs certain bona fide offering expenses in connection with the distribution of our shares for which we are required to reimburse the dealer manager. Ultimately, total organization and offering costs incurred in a given offering will not exceed 15% of the gross proceeds from such offering. The total organization and offering costs paid by our advisor did not cause us to exceed the 15% limitation as of December 31, 2024 with respect to any of our public offerings. If, in future periods, the total organization and offering costs paid by our advisor and the dealer manager cause us to exceed the 15% limitation with respect to any of our current or prior public offerings, or any subsequent public offering, the excess would not be reflected on our consolidated balance sheet as of the end of such period. In such event, we may become obligated to reimburse all or a portion of this excess as we raise additional proceeds from such public offering. As of December 31, 2024, our total organization and offering costs incurred with respect to our current public offering and any of our prior public offerings did not exceed the 15% limitation for each such offering.

Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures.

Cash Flow Analysis

Comparison of Year Ended December 31, 2024 to Year Ended December 31, 2023

Cash flows provided by operating activities during the years ended December 31, 2024 and 2023 were $8,371 and $9,880, respectively. The 2024 period was lower than the 2023 period primarily due to property sales in mid-2023, as well as a couple of tenant spaces that were vacant in 2024 but not in 2023. These decreases were partially offset by increased base rent at Commerce Corner due to the building expansion completed for Performance Food Group, Inc. in October 2024, and the recognition of termination income due to the Allstate Insurance Company lease termination at Heritage Parkway.

Cash flows provided by investing activities during the years ended December 31, 2024 and 2023 were $19,127 and $81,866, respectively. Investing cash flows for the 2024 period were driven by the sale of our Hialeah I property and our CMBS Trust investment, partially offset by improvements to our real estate investments, primarily for construction of the Commerce Expansion. Investing cash flows for the 2023 period were driven by the sales of our Allied Drive property and our Anaheim Hills Office Plaza property and the near full liquidation of our securities portfolio.

Cash flows used in financing activities was $24,057 for the year ended December 31, 2024. We used the proceeds from the sales of Hialeah I and our CMBS Trust investment to make payments against our outstanding balance on the Wells Fargo Line of Credit. We used capital raised in our offerings plus funds borrowed from our Wells Fargo Line of Credit to pay redemptions and costs of the Commerce Expansion.

Cash flows provided by financing activities was $91,878 for the year ended December 31, 2023. This was primarily due to proceeds from the sales of Allied Drive and Anaheim Hills Office Plaza, along with the sale of our securities portfolio and the refinance of the mortgage loan on The Flats at Carrs Hill to reduce the outstanding balances on our Wells Fargo Line of Credit. Additionally, we paid financing costs to amend and extend our Wells Fargo Line of Credit, as well as to refinance the mortgage loan on The Flats at Carrs Hill. We used capital raised in our offerings plus funds borrowed from our Wells Fargo Line of Credit to pay redemptions.

Comparison of Year Ended December 31, 2023 to Year Ended December 31, 2022

The discussion of liquidity and capital resources comparing the years ended December 31, 2023 and 2022 can be found in Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations of our 2023 10-K, starting on page 76.

Distributions

We are required to make distributions sufficient to satisfy the requirements for qualification as a REIT for federal income tax purposes. We are authorized to borrow money, issue new securities or sell assets to make distributions. There are no restrictions on the ability of our operating partnership to transfer funds to us.

Distributions are made on all classes of our common stock at the same time. The per share amount of distributions on the various share classes differ because of different allocations of class-specific fees. We use the record-share method of determining the per share amount of distributions for each class of shares, although our board of directors may choose any other method. The record-share method is one of several distribution calculation methods for multiple-class funds recommended, but not required, by the American Institute of Certified Public Accountants (AICPA). Under this method, the total dollar amount to be distributed on our common shares is increased by the sum of all class-specific fees accrued for such period. Such amount is divided by the number of our common shares outstanding on the record date. Such per share amount is then reduced for each class of common stock by the per share amount of any class-specific fees allocable to such class.

Our board of directors and our advisor periodically review the distribution policy to determine the appropriateness of our distribution rate relative to our current and forecasted cash flows. We intend to continue to declare and make distributions on a monthly basis, based on monthly record dates.

Our board of directors authorized and we declared cash distributions to our stockholders with a single record date for each share of our common stock outstanding for each month of 2024. Accordingly, distributions for each month are accrued and thus reduce our NAV by such accrual once per month on the business day after the record date. Stockholders for each share class receive a net amount per share that includes a deduction for applicable distribution fees and dealer manager fees.

Beginning in July 2024, we slightly changed the timing of distribution payments such that the monthly distribution payment is based on a record date occurring after the month in question. Thus, the distributions for the months of July through December 2024 had a record date in, and were paid in the months of, August 2024 through January 2025, respectively. Consequently, with respect to the below table, the distributions for the month of September are reflected in the December 31, 2024 column, and the distributions for the month of December are not included in the table below due to the January 2025 record date.

The table below shows the aggregate declared distribution amount per share for each period presented based on the actual declared amounts for such period.

	Three Months Ended				
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	Year ended December 31, 2024
Distributions:					
Declared distribution amount per share, before adjustment for class-specific fees	$ 0.22486	$ 0.22484	$ 0.14991	$ 0.22486	
Distributions paid or payable in cash	$ 1,912	$ 1,954	$ 1,411	$ 2,171	$ 7,448
Distributions reinvested	2,010	2,006	1,176	1,585	6,777
Distributions declared	$ 3,922	$ 3,960	$ 2,587	$ 3,756	$ 14,225
Net Cash Provided by Operating Activities:	$ 2,701	$ 1,737	$ 1,843	$ 2,090	$ 8,371
Funds From Operations:	2,455	3,151	$ (360)	$ 2,173	$ 7,419

Total distributions declared to stockholders for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Year Ended December 31,		
	2024	2023	2022
Distributions:			
Distributions paid or payable in cash	$ 7,448	$ 8,124	$ 8,472
Distributions reinvested	6,777	8,948	9,563
Distributions declared	$ 14,225	$ 17,072	$ 18,035
Net Cash Provided by Operating Activities:	$ 8,371	$ 9,880	$ 6,975
Funds From Operations[(1)]:	$ 7,419	$ 16,210	$ 4,423

(1) See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations and Adjusted Funds from Operations" for a reconciliation of net income or loss calculated under GAAP to funds from operations.

For the year ended December 31, 2022, we paid our advisor $6,057 for the performance component of the advisory fee that was payable for the year ended December 31, 2021. As a result, for the year ended December 31, 2022, our distributions were covered 38.7% by cash flow from operations and 61.3% by borrowings. For the years ended December 31, 2024 and 2023, higher interest rates on our Wells Fargo Line of Credit, a few vacant spaces and sales of some investments contributed to our distributions for the year ended December 31, 2023 being covered 57.9% by cash flow from operations and 42.1% by borrowings, and our distributions for the year ended December 31, 2024 being covered 58.8% by cash flow from operations and 41.2% by borrowings.

We expect that we will continue to pay distributions on a monthly basis. Any distributions not reinvested will be payable in cash, and there can be no assurances regarding the portion of the distributions that will be reinvested. We intend to fund distributions from cash generated by operations. However, we may fund distributions from borrowings under our line of credit, from the proceeds of our offering or any other source. The payment of distributions from sources other than cash flow from operations or FFO may be dilutive to our NAV per share because it may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds.

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan, whereby stockholders are able to elect to have their cash distributions attributable to the class of shares owned automatically reinvested in additional shares of the same class. All such distributions are immediately reinvested in our shares on behalf of the participants on the business day such distribution would have been paid to such stockholder.

We reserve the right to amend any aspect of our distribution reinvestment plan without the consent of our stockholders, provided that notice of any material amendment is sent to participants at least ten days prior to the effective date of that amendment. In addition, we may suspend or terminate the distribution reinvestment plan for any reason at any time upon ten days' prior written notice to participants. A stockholder's participation in the plan will be terminated to the extent that a reinvestment of such stockholder's distributions in our shares would cause the percentage ownership or other limitations contained in our charter to be violated. Participants may terminate their participation in the distribution reinvestment plan with ten days' prior written notice to us.

Redemptions

For details on our redemptions for the years ended December 31, 2024, 2023 and 2022, please see Note 10—Capitalization to our consolidated financial statements contained within this Annual Report on Form 10-K. Also see Part II, Item 5 "Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Share Redemption Plan."

Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If management's judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. We consider our critical accounting policies to be the policies that relate to the following concepts.

Real Estate Investments and Lease Intangibles

Under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*, entities are required to evaluate whether transactions should be accounted for as acquisitions (and dispositions) of assets or businesses. ASC 805 provides a screen to determine when a set of identifiable assets is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. Generally, a real estate asset and its related leases will be considered a single identifiable asset and therefore will not meet the definition of a business. If the real estate and related leases in an acquisition are determined to be an asset and not a business, then the acquisition related costs would be capitalized onto the consolidated balance sheet. Otherwise, such costs will be expensed upon completion of the transaction. We expect that most of our real estate acquisitions will qualify as assets and not businesses, resulting in transaction costs being capitalized to the balance sheet instead of being expensed.

In accordance with ASC 805 and ASC 350, *Intangibles—Goodwill and Other*, acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the results of operations of acquired properties will be included in our results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques believed to be similar to those used by independent appraisers are used to allocate the purchase price of identifiable assets acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place leases, acquired above- and below-market leases, asset retirement obligations and mortgage notes payable. Values of buildings and improvements are determined on an as-if-vacant basis. Initial allocations are subject to change until such information is finalized, which may be no later than 12 months from the acquisition date.

The estimated fair value of acquired in-place leases are the costs we would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, we evaluate the time period over which such occupancy levels would be achieved. Such evaluation will include an estimate of the net market-based rental revenues and net operating costs (primarily consisting of forgone rents, real estate taxes, recoverable charges and insurance) that would be incurred during the lease-up period, which generally ranges up to one year. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms into amortization expense.

Acquired above- and below-market lease values are estimated based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and our estimate of fair market value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized to rental revenue over the remaining terms of the respective leases, which include, for below-market leases, periods covered by bargain fixed-rate renewal options.

The carrying amount of the real estate investments are reviewed to ascertain if there are any indicators of impairment. Factors considered include the expected holding period, as well as other factors about the property, the tenants and the market in which the asset is located. A real estate investment is impaired if the undiscounted cash flows over the expected hold period are less than the real estate investment's carrying amount. In this case, an impairment loss will be recorded to the extent that the estimated fair value of the real estate investment is lower than its carrying amount. The estimated fair value is determined primarily using information contained within independent appraisals obtained quarterly by us from our independent valuation agent.

Revenue Recognition

The future revenue stream from leases must be evaluated for collectability. Pursuant to these provisions, if we have determined that the collectability of substantially all future lease payments from a particular lease is not at least probable, then we must write off that tenant's existing receivable balances (except receivable amounts which are under dispute by the tenant), including any deferred rent amounts recognized on a straight-line basis, and instead begin recognizing revenue from such lease on cash basis. The factors used to evaluate the collectability of future

lease payments for each lease may include, but not be limited to, the tenant's payment history, current payment status, publicly available information about the financial condition of the tenant and other information about the tenant of which we may be aware.

Certain Accounting Pronouncements Effective in the Future

We refer you to Note 2 - Summary of Significant Accounting Policies in our consolidated financial statements for a discussion of the potential impact on us from certain accounting pronouncements that become effective in the future.

REIT Compliance and Income Taxes

We elected to be taxed as a REIT under Sections 856 through 860 of the Code beginning with the year ended December 31, 2013. In order to maintain our qualification as a REIT, we are required to, among other things, distribute as dividends at least 90% of our REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we generally will not be subject to federal income tax to the extent we distribute our REIT taxable income to our stockholders. Even as a REIT, we may be subject to (1) certain state and local taxes on our income, property or net worth, and (2) federal income and excise taxes on undistributed income, if any income remains undistributed. Many of these requirements are highly technical and complex. We will monitor the business and transactions that may potentially impact our REIT status. If we were to fail to maintain our qualification as a REIT, we would be subject to federal income tax on our taxable income at regular corporate rates. We would not be able to deduct dividends paid to stockholders in any year in which we fail to qualify as a REIT. We would also be disqualified for the four taxable years following the year during which qualification was lost unless we are entitled to relief under specific statutory provisions.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In connection with our line of credit, which has a variable interest rate, we are subject to market risk associated with changes in SOFR. As of December 31, 2024, we had $75,514 outstanding under our Wells Fargo Line of Credit bearing interest at approximately 6.93%, representing approximately 66.8% a loan-to-cost ratio with respect to the real estate investments encumbered by this line of credit. At this balance, a change in the interest rate of 0.50% would result in a change in our interest expense of $378 per annum. In the future, we may be exposed to additional market risk associated with interest rate changes as a result of additional short-term debt, such as additional borrowings under our line of credit, and long-term debt, which, in either case, may be used to maintain liquidity, fund capital expenditures and expand our investment portfolio. Market fluctuations in real estate financing, and macroeconomic events such as inflation and interest rates have, and may in the future, affect the availability and cost of funds needed to expand our investment portfolio. In addition, restrictions upon the availability of real estate financing, such as was caused by the COVID-19 pandemic during parts of 2020, or high interest rates for real estate loans could adversely affect our ability to dispose of real estate in the future. We will seek to limit the impact of interest rate changes on earnings and cash flows and to lower our overall borrowing costs. We intend to manage market risk associated with our variable-rate financing by assessing our interest rate cash flow risk, through continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows, and by evaluating hedging opportunities. We may use derivative financial instruments to hedge exposures to changes in interest rates on loans secured by our assets.

We will be exposed to credit risk, which is the risk that the counterparty will fail to perform under the terms of a derivative contract. If the fair value of a derivative contract is positive, the counterparty will owe us, which creates credit risk for us. If the fair value of a derivative contract is negative, we will owe the counterparty and, therefore, do not have credit risk. We will seek to minimize the credit risk in derivative instruments by entering into transactions with high-quality counterparties. We are not currently a party to any such derivative contracts.

We are exposed to financial market risk with respect to our marketable securities portfolio. Financial market risk is the risk that we will incur economic losses due to adverse changes in equity security prices. Our exposure to changes in equity security prices is a result of our investment in these types of securities. Market prices are subject

to fluctuation and, therefore, the amount realized in the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market prices of a security may result from any number of factors, including perceived changes in the underlying fundamental characteristics of the issuer, the relative price of alternative investments, interest rates, default rates, geopolitical concerns, war and general market conditions. In addition, amounts realized in the sale of a particular security may be affected by the relative quantity of the security being sold. We do not currently engage in derivative or other hedging transactions to manage our security price risk. As of December 31, 2024, we owned $122 of marketable securities. While it is difficult to project what factors may affect the prices of equity securities and how much the effect might be, a 10% change in the value of the marketable securities we owned as of December 31, 2024 would result in a change of $12 to the unrealized gain on marketable securities.

ITEM 8. FINANCIAL STATEMENTS

The financial statements and supplementary data filed as part of this report are set forth beginning on page F - 1 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rules 13a-15(b) and 15d-15(b) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, we, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of December 31, 2024, were effective to ensure that information required to be disclosed by us in this Annual Report on Form 10-K is recorded, processed, summarized and reported within the time periods specified by the rules and forms promulgated under the Exchange Act, and is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosures.

Internal Control over Financial Reporting

Management's Annual Reporting on Internal Controls over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act.

In connection with the preparation of this Annual Report on Form 10-K, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making that assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).

Based on its assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

The rules of the SEC do not require, and this Annual Report on Form 10-K does not include, an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

No change occurred in our internal control over financial reporting during the three months ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

In accordance with the rules of the SEC, certain information required by Part III is omitted and incorporated by reference into this Form 10-K from our definitive proxy statement (our "2025 Proxy Statement") relating to our 2025 annual meeting of stockholders (our “2025 Annual Meeting”) that we intend to file with the SEC no later than April 1, 2025.

On February 6, 2025, our board of directors determined to hold the 2025 Annual Meeting on May 13, 2025.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference to our 2025 Proxy Statement.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to our 2025 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to our 2025 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTORS INDEPENDENCE

The information required by this Item is incorporated by reference to our 2025 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, Chicago, IL, Auditor Firm ID: 185.

The information required by this Item is incorporated by reference to our 2025 Proxy Statement.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) List of Documents Filed.

1. The financial statements contained herein begin on page F - 1 hereof.

2. Financial Statement Schedules –
   Schedule III – Real Estate Assets and Accumulated Depreciation is set forth on page F - 44 hereof.

   All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are not applicable and therefore have been omitted.

3. The Exhibits filed in response to Item 601 of Regulation S-K are listed on the Exhibit Index below.

(b) See (a) 3 above.

(c) See (a) 2 above.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Articles of Restatement of RREEF Property Trust, Inc., incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on February 17, 2017.
3.2	Articles Supplementary to the Second Articles of Restatement of RREEF Property Trust, Inc., incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on April 24, 2020.
3.3	Bylaws of RREEF Property Trust, Inc., incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on February 28, 2023.
4.1*	Description of Registrant's Securities Registered Pursuant to Section 12(g) of the Securities Exchange Act of 1934.
4.2	Third Amended and Restated Distribution Reinvestment Plan of RREEF Property Trust, Inc., incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on April 24, 2020.
10.1	Third Amended and Restated Advisory Agreement, dated as of August 2, 2023, by and among the Company, RREEF Property Operating Partnership, LP and RREEF America L.L.C., incorporated by reference to Exhibit 10.1 to Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-11, Commission File No. 333-268995, filed on August 3, 2023.
10.2	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.4 to Pre-Effective Amendment No. 2 to the Initial Registration Statement filed on September 21, 2012.
10.3	RREEF Property Trust, Inc. Third Amended and Restated Incentive Plan, incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K filed on March 9, 2021.
10.4	RREEF Property Trust, Inc. Third Amended and Restated Independent Directors Compensation Plan, incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K filed on March 9, 2021.
10.5	Form of Independent Director Restricted Stock Award Certificate, incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed on March 9, 2021.
10.6	Third Amended and Restated Expense Support Agreement, dated December 16, 2014, by and between RREEF Property Trust, Inc. and RREEF America L.L.C., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 22, 2014.
10.7	First Amendment to the Third Amended and Restated Expense Support Agreement, dated January 20, 2016, by and between RREEF Property Trust, Inc. and RREEF America L.L.C., incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on January 21, 2016.
10.8	Second Letter Agreement Regarding Reimbursement of Expenses Pursuant to the Advisory Agreement and Expense Support Agreement by and among RREEF Property Trust, Inc., RREEF Property Operating Partnership, LP and RREEF America L.L.C., dated as of March 24, 2020, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 27, 2020.
10.9	Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated as of January 27, 2023, by and among RPT Anaheim Hills Office Plaza, LLC, RPT Heritage Parkway, LLC, RPT Terra Nova Plaza, LLC, RPT Loudoun Gateway I, LLC, RPT Allied Drive, LLC, RPT Palmetto Lakes, LLC, RPT Hialeah I, LLC, RPT Hialeah II, LLC, and Wells Fargo Bank, National Association, as Lender and administrative agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on February 2, 2023.
10.10	First Amendment to Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated as of July 18, 2023, by and among RPT Anaheim Hills Office Plaza, LLC, RPT Terra Nova Plaza, LLC, RPT Loudoun Gateway I, LLC, RPT Palmetto Lakes, LLC, RPT Hialeah I, LLC, RPT Hialeah II, LLC, and Wells Fargo Bank, National Association, as Lender and administrative agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on July 24, 2023.
10.11	Second Amendment to Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated as of October 11, 2023 and effective as of September 6, 2023, by and among RPT Terra Nova Plaza, LLC, RPT Loudoun Gateway I, LLC, RPT Palmetto Lakes, LLC, RPT Hialeah I, LLC, RPT Hialeah II, LLC, RPT 1109 Commerce Boulevard, LLC and Wells Fargo Bank, National Association, as Lender and administrative agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on October 17, 2023.

10.12	Third Amendment to Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated as of December 27, 2023, by and among RPT Terra Nova Plaza, LLC, RPT Loudoun Gateway I, LLC, RPT Palmetto Lakes, LLC, RPT Hialeah I, LLC, RPT Hialeah II, LLC, RPT 1109 Commerce Boulevard, LLC and Wells Fargo Bank, National Association, as Lender and administrative agent, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 28, 2023.
10.13	Fourth Amendment to Second Amended and Restated Revolving Loan Agreement and Omnibus Amendment to Loan Documents, dated as of November 13, 2024, by and among RPT Terra Nova Plaza, LLC, RPT Loudoun Gateway I, LLC, RPT Palmetto Lakes, LLC, RPT Hialeah I, LLC, RPT Hialeah II, LLC, RPT 1109 Commerce Boulevard, LLC and Wells Fargo Bank, National Association, as Lender and administrative agent, incorporated by reference to Exhibit 10.1 to the Quarterly Report of Form 10-Q filed on November 14, 2024.
10.14	Guaranty Agreement, dated as of March 6, 2015, by RREEF Property Trust, Inc. in favor of Wells Fargo Bank, National Association, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 11, 2015.
10.15	Hazardous Materials Indemnity Agreement, dated March 6, 2015, by RREEF Property Trust, Inc., RPT 1109 Commerce Boulevard, LLC, RPT Anaheim Hills Office Plaza, LLC, RPT Heritage Parkway, LLC, RPT Terra Nova Plaza, LLC and RPT Wallingford Plaza, LLC, and in favor of Wells Fargo Bank, National Association, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on March 11, 2015.
10.16	Deed of Trust, Security Agreement and Fixture Filing, entered into as of December 6, 2018, by and between RPT Wallingford Plaza, LLC, as borrower, and Transamerica Premier Life Insurance Company, as lender, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on December 12, 2018.
10.17	Environmental Indemnity Agreement, executed as of December 6, 2018, by RPT Wallingford Plaza, LLC to and for the benefit of Transamerica Premier Life Insurance Company, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 12, 2018.
10.18	Secured Promissory Note, executed as of December 6, 2018, by RPT Wallingford Plaza, LLC to and for the benefit of Transamerica Premier Life Insurance Company, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 12, 2018.
10.19	Mortgage and Security Agreement, entered into as of June 11, 2019, by and between RPT Elston Plaza, LLC, as borrower, and State Farm Life Insurance Company, as lender, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 14, 2019.
10.20	Promissory Note, executed as of June 11, 2019, by RPT Elston Plaza, LLC to and for the benefit of State Farm Life Insurance Company, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on June 14, 2019.
10.21	Environmental Indemnification Agreement, executed as of June 11, 2019, by RPT Elston Plaza, LLC to and for the benefit of State Farm Life Insurance Company, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on June 14, 2019.
10.22	Loan Agreement, dated September 16, 2019, by and between Nationwide Life Insurance Company and RPT Providence Square, LLC, incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q filed on November 14, 2019.
10.23	Indemnity Agreement, dated September 16, 2019, by and between Nationwide Life Insurance Company and RPT Providence Square, LLC, incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q filed on November 14, 2019.
10.24	Loan Agreement, dated December 17, 2019, by and between RPT Seattle East Industrial, LLC and JPMorgan Chase Bank, National Association, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed on December 27, 2019.
10.25	Loan Agreement, dated November 19, 2021, between RPT The Glenn, LLC, as borrower, and Massachusetts Mutual Life Insurance Company, as lender, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K/A filed on February 1, 2022.
10.26	Environmental Indemnification Agreement, dated November 19, 2021, by RPT The Glenn, LLC to and for the benefit of Massachusetts Mutual Life Insurance Company, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K/A filed on February 1, 2022.

10.27	Loan Agreement, dated as of June 26, 2023, between RPT Flats at Carrs Hill, LLC, as borrower, and Nationwide Life Insurance Company, as lender, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on June 30, 2023.
10.28	Indemnity Agreement, dated as of June 26, 2023, by RPT Flats at Carrs Hill, LLC for the benefit of Nationwide Life Insurance Company, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on June 30, 2023.
19.1*	Insider Trading Policy of the Registrant.
21.1*	Subsidiaries of the Registrant.
31.1*	Certification of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XRBL document)

---

* Filed herewith

** Furnished herewith

ITEM 16. FORM 10-K SUMMARY

The Company has elected not to provide summary information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RREEF Property Trust, Inc.	
By:	/s/ Anne-Marie Vandenberg
Name:	Anne-Marie Vandenberg
Title:	*Chief Executive Officer, President (Principal Executive Officer)*

Date: March 13, 2025

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Anne-Marie Vandenberg and Eric Russell his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/S/ ANNE-MARIE VANDENBERG Anne-Marie Vandenberg	Chief Executive Officer, President and Director (Principal Executive Officer)	March 13, 2025
/S/ ERIC M. RUSSELL Eric M. Russell	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 13, 2025
/S/ W. TODD HENDERSON W. Todd Henderson	Chairman of the Board	March 13, 2025
/S/ DEBORAH H. MCANENY Deborah H. McAneny	Independent Director	March 13, 2025
/S/ GREGG A. GONSALVES Gregg A. Gonsalves	Independent Director	March 13, 2025
/S/ CHARLES H. WURTZEBACH Charles H. Wurtzebach	Independent Director	March 13, 2025

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
RREEF Property Trust, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of RREEF Property Trust, Inc. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes and financial statement schedule III (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Expected hold period of real estate investments

As discussed in Note 2 to the consolidated financial statements, the Company assesses the carrying amount of its real estate investments whenever events or changes in circumstances indicate the carrying amount of these

assets may not be fully recoverable, such as a reduction in the expected holding period of a property. A real estate investment is potentially impaired if the undiscounted cash flows to be realized over the expected hold period are less than the real estate investment's carrying amount. In this case, an impairment loss will be recorded to the extent that the estimated fair value is lower than the real estate investment's carrying amount. Investments in real estate assets as of December 31, 2024 were $378.5 million.

We identified the assessment of the expected hold period for the real estate investments that are evaluated for impairment as a critical audit matter. Subjective and challenging auditor judgment was required to evaluate the reasonableness of management's assessment of the expected hold period. Changes in the expected hold period could have a significant impact on the projected operating cash flows utilized in the recoverability analysis for real estate investments.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the Company's consideration of potential reductions in the expected hold period for individual real estate investments by:

- inspecting meeting minutes of the Company's Board of Directors
- inquiring of and obtaining representations from management regarding the status and evaluation of any potential disposal of real estate investments
- reading external communications with investors to identify information regarding potential sales of the Company's real estate investments, or other indicators of a reduction in an expected hold period
- analyzing the Company's past history of carrying out its stated intentions of selling real estate investment properties
- analyzing the Company's strategic plan and documents prepared by the Company regarding proposed real estate transactions, if any.

/s/ KPMG LLP

We have served as the Company's auditor since 2012.

Chicago, Illinois
March 13, 2025

RREEF PROPERTY TRUST, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
ASSETS		
Investment in real estate assets, net	$ 378,531	$ 373,806
Investment in marketable securities	122	109
Real estate loans held in consolidated CMBS Trust, at fair value	—	1,182,995
Cash and cash equivalents	7,157	5,065
Restricted cash	1,349	—
Receivables, net of allowance for doubtful accounts of $75 and $92, respectively	6,513	5,250
Accrued interest receivable from real estate loans held in consolidated CMBS Trust	—	4,238
Deferred leasing costs, net of amortization of $2,866 and $2,087, respectively	1,870	2,647
Prepaid and other assets	2,444	2,646
Total assets	$ 397,986	$ 1,576,756
LIABILITIES AND STOCKHOLDERS' EQUITY		
Line of credit, net	$ 74,705	$ 54,335
Mortgage loans payable, net	188,628	188,944
Bonds payable held in consolidated CMBS Trust, at fair value	—	1,150,454
Accrued interest payable on bonds held in consolidated CMBS Trust	—	4,136
Accounts payable and accrued expenses	7,363	5,751
Due to affiliates	17,383	18,321
Note to affiliate, net of unamortized discount of $79 and $274, respectively	5,304	5,109
Acquired below-market lease intangibles, less accumulated amortization of $10,851 and $10,387, respectively	7,484	7,950
Distributions payable	—	635
Other liabilities	2,006	1,938
Total liabilities	302,873	1,437,573
Stockholders' Equity:		
Class A common stock, 3,892,473 and 4,244,611 issued and outstanding, respectively	39	42
Class D common stock, 2,074,126 and 2,580,099 issued and outstanding, respectively	21	26
Class I common stock, 9,864,714 and 11,132,527 issued and outstanding, respectively	99	111
Class M-I common stock, 505,917 and 489,010 issued and outstanding, respectively	5	5
Class N common stock, 600,293 and 577,098 issued and outstanding, respectively	6	6
Class T common stock, 51,236 and 101,743 issued and outstanding, respectively	1	1
Class T2 common stock, 690,528 and 643,843 issued and outstanding, respectively	7	6
Class Z common stock, 75,000 issued and outstanding	1	1
Additional paid-in capital	206,837	236,592
Deficit	(111,903)	(97,607)
Total stockholders' equity	95,113	139,183
Total liabilities and stockholders' equity	$ 397,986	$ 1,576,756

The accompanying notes are an integral part of these consolidated financial statements.

RREEF PROPERTY TRUST, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Year Ended December 31,		
	2024	**2023**	**2022**
Revenues			
Property related income	$ 38,771	$ 41,904	$ 41,374
Interest income	153	—	—
Investment income on marketable securities	4	46	1,112
Total revenues	38,928	41,950	42,486
Expenses			
General and administrative expenses	2,465	2,400	2,452
Property operating expenses	12,146	12,728	12,231
Advisory fees	2,565	3,099	3,746
Provision for impairment of real estate	2,201	—	—
Depreciation	9,627	10,844	11,516
Amortization	2,239	4,200	7,830
Total operating expenses	31,243	33,271	37,775
Net realized gain upon sale of real estate	4,256	17,980	—
Net realized gain (loss) upon sale of marketable securities	9	3,476	(794)
Loss on extinguishment of debt	—	(131)	—
Net realized gain upon sale of investment in CMBS Trust	2,321	—	—
Net unrealized change in fair value of investment in marketable securities	—	(1,279)	(9,953)
Change in net assets of consolidated CMBS Trust	(1,474)	2,598	529
Operating income (loss)	12,797	31,323	(5,507)
Interest expense	(12,868)	(12,177)	(9,416)
Net (loss) income	$ (71)	$ 19,146	$ (14,923)
Class A common stock	$ —	$ 0.92	$ (0.69)
Class I common stock	$ —	$ 0.92	$ (0.69)
Class T common stock	$ —	$ 0.92	$ (0.69)
Class D common stock	$ —	$ 0.92	$ (0.69)
Class N common stock	$ —	$ 0.92	$ (0.69)
Class M-I common stock	$ —	$ 0.92	$ (0.69)
Class T2 common stock	$ —	$ 0.92	$ (0.69)
Class Z common stock	$ —	$ 0.92	$ (0.69)

The accompanying notes are an integral part of these consolidated financial statements.

RREEF PROPERTY TRUST, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share and per share data)

	Preferred Stock		Common Stock				
	Number of Shares	Par Value	Number of Shares	Par Value	Additional Paid-in Capital	Deficit	Total Stockholders' Equity
Balance, December 31, 2021	—	$ —	19,836,423	$ 199	$ 238,275	$ (66,723)	$ 171,751
Issuance of common stock	—	—	3,735,293	37	64,647	—	64,684
Issuance of common stock through the distribution reinvestment plan	—	—	556,592	5	9,558	—	9,563
Redemption of common stock	—	—	(1,698,605)	(16)	(29,157)	—	(29,173)
Distributions to investors	—	—	—	—	—	(18,035)	(18,035)
Other offering costs	—	—	—	—	(5,371)	—	(5,371)
Equity based compensation	—	—	3,451	—	55	—	55
Net loss	—	—	—	—	—	(14,923)	(14,923)
Balance, December 31, 2022	—	$ —	22,433,154	$ 225	$ 278,007	$ (99,681)	$ 178,551
Issuance of common stock	—	—	1,139,674	11	17,537	—	17,548
Issuance of common stock through the distribution reinvestment plan	—	—	611,422	6	8,942	—	8,948
Redemption of common stock	—	—	(4,344,396)	(44)	(65,068)	—	(65,112)
Distributions to investors	—	—	—	—	—	(17,072)	(17,072)
Other offering costs	—	—	—	—	(2,889)	—	(2,889)
Equity based compensation	—	—	4,077	—	63	—	63
Net income	—	—	—	—	—	19,146	19,146
Balance, December 31, 2023	—	$ —	19,843,931	$ 198	$ 236,592	$ (97,607)	$ 139,183
Issuance of common stock	—	—	392,905	5	5,380	—	5,385
Issuance of common stock through the distribution reinvestment plan	—	—	498,836	5	6,772	—	6,777
Redemption of common stock	—	—	(2,986,773)	(29)	(40,594)	—	(40,623)
Distributions to investors	—	—	—	—	—	(14,225)	(14,225)
Other offering costs	—	—	—	—	(1,390)	—	(1,390)
Equity based compensation	—	—	5,388	—	77	—	77
Net Loss	—	—	—	—	—	(71)	(71)
Balance, December 31, 2024	—	$ —	17,754,287	$ 179	$ 206,837	$ (111,903)	$ 95,113

The accompanying notes are an integral part of these consolidated financial statements.

RREEF PROPERTY TRUST, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share and per share data)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net (loss) income	$ (71)	$ 19,146	$ (14,923)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation	9,627	10,844	11,516
Net realized gain from sale of real estate assets	(4,256)	(17,980)	—
Net realized (gain) loss from sale of marketable securities	(9)	(3,476)	794
Net realized gain from sale of investment in CMBS Trust	(2,321)	—	—
Net unrealized loss (gain) on investments held at fair value	1,686	(95)	9,641
Loss on extinguishment of debt	—	131	—
Provision for impairment of real estate	2,201	—	—
Share based incentive compensation	77	63	55
Amortization of intangible lease assets and liabilities	1,888	1,511	6,362
Amortization of deferred financing costs	980	616	278
Straight line rent	(1,307)	(143)	112
Amortization of discount on note to affiliate	195	188	181
Changes in assets and liabilities:			
Receivables, net	29	699	(522)
Accrued interest receivable net of accrued interest payable, CMBS Trust	102	—	(13)
Deferred leasing costs	(64)	(1,173)	(365)
Prepaid and other assets	151	(648)	(316)
Accounts payable and accrued expenses	(540)	292	272
Other liabilities	42	2	(97)
Due to affiliates	(39)	(97)	(6,000)
Net cash provided by operating activities	8,371	9,880	6,975
Cash flows from investing activities:			
Proceeds from sale of real estate assets	7,894	58,925	—
Improvements to real estate assets	(22,066)	(6,395)	(2,264)
Investment in marketable securities	(93)	(1,520)	(33,529)
Proceeds from sale of marketable securities	89	30,611	32,549
Proceeds from sale of investment in CMBS Trust	33,176	—	—
Purchase of investment in CMBS Trust	—	—	(30,944)
Principal payments received from mortgage loans held in consolidated CMBS Trust	127	245	39
Net cash provided by (used in) investing activities	19,127	81,866	(34,149)
Cash flows from financing activities:			
Proceeds from line of credit	52,248	68,465	49,000
Repayment of line of credit	(32,700)	(97,300)	(46,500)
Proceeds from mortgage loans payable	—	25,500	—
Repayment of mortgage loans payable	(474)	(26,887)	(718)
Distribution of principal payments to bondholders of consolidated CMBS Trust	(127)	(245)	(39)
Proceeds from issuance of common stock	5,402	17,724	64,657
Payment of financing costs	—	(2,459)	—
Payment of offering costs	(2,211)	(3,175)	(3,788)
Distributions to investors	(8,082)	(8,185)	(8,403)
Redemption of common stock	(38,113)	(65,316)	(28,969)
Net cash (used in) provided by financing activities	(24,057)	(91,878)	25,240
Net increase/(decrease) in cash, cash equivalents, and restricted cash	3,441	(132)	(1,934)
Cash, cash equivalents, and restricted cash beginning of period	5,065	5,197	7,131
Cash, cash equivalents, and restricted cash end of period	$ 8,506	$ 5,065	$ 5,197

Supplemental Disclosures of Non-Cash Investing and Financing Activities:	Year Ended December 31, 2024	2023	2022
Distributions declared and unpaid	$ —	$ 635	$ 696
Common stock issued through the distribution reinvestment plan	6,777	8,948	9,563
Purchases of marketable securities not yet paid	—	—	79
Proceeds from sale of marketable securities not yet received	—	—	95
Proceeds from issuance of common stock not yet received	—	17	175
Redemption of common stock not yet paid	2,510	—	204
Accrued offering costs not yet paid	604	682	3,509
Capital expenditures not yet paid	1,525	2,244	375
Supplemental Cash Flow Disclosures:			
Interest paid	$ 11,502	$ 11,326	$ 8,600
In connection with the investment in CMBS Trust and its consolidation, certain other assets and liabilities were assumed:			
Real estate loans held in consolidated CMBS Trust, at fair value	$ —	$ —	$ 1,157,636
Accrued interest receivable from real estate loans held in consolidated CMBS Trust	—	—	4,365
Bonds payable held in consolidated CMBS Trust, at fair value	—	—	(1,126,781)
Accrued interest payable on bonds held in consolidated CMBS Trust	—	—	(4,276)
Purchase of investment in CMBS Trust	$ —	$ —	$ 30,944

The accompanying notes are an integral part of these consolidated financial statements.

(in thousands, except share and per share data)

NOTE 1 — ORGANIZATION

RREEF Property Trust, Inc. (the “Company”) was formed on February 7, 2012 as a Maryland corporation and has elected to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. Substantially all of the Company's business is conducted through RREEF Property Operating Partnership, LP, the Company's operating partnership (the “Operating Partnership”). The Company is the sole general partner of the Operating Partnership and RREEF Property OP Holder, LLC (the "OP Holder"), a wholly owned subsidiary of the Company, is the limited partner of the Operating Partnership. The Company's sponsor and advisor is RREEF America, L.L.C. (“RREEF America”).

The Company invests in a diversified portfolio consisting primarily of high quality, income-producing commercial real estate located in the United States, including, without limitation, office, industrial, retail and residential properties (“Real Estate Properties”). The Company also invests in common and preferred stock of REITs and other real estate companies (“Real Estate Equity Securities”) and in debt investments backed principally by real estate (“Real Estate Loans” and, together with Real Estate Equity Securities, “Real Estate-Related Assets”).

The Company raises capital through a combination of public and private offerings of its shares of common stock. On January 3, 2013, the Company commenced its initial public offering which continued until June 30, 2016 (the “Initial Public Offering”). On July 12, 2016, the Company commenced its second public offering which continued until January 8, 2020 (the “Second Public Offering”). On January 8, 2020, the Company commenced its third public offering, which continued until August 10, 2023 (the “Third Public Offering”).

On August 10, 2023, the Company commenced its fourth public offering which is currently ongoing (the “Fourth Public Offering”). In the Fourth Public Offering, the Company is offering to the public up to $2,000,000 in various classes of common stock: Class A shares, Class I shares, Class M-I shares, Class N shares, Class S shares, Class T shares and Class T2 shares (also see Note 10).

On January 20, 2016, the Company commenced a private offering of up to a maximum of $350,000 in Class D shares under Regulation D of the Securities Act of 1933 (the "Reg D Private Offering"). On November 17, 2020, the Company commenced a separate private offering of up to a maximum of $300,000 in Class D shares under Regulation S of the Securities Act of 1933 (the "Reg S Private Offering" and, together with the Reg D Private Offering, the "Private Offerings"). In addition, the Company's charter authorizes Class Z shares, which are expected to be offered only in a private offering to RREEF America.

Together, the Initial Public Offering, the Second Public Offering, the Third Public Offering, the Fourth Public Offering and the Private Offerings are collectively referred to as the "Offerings."

Shares of the Company’s common stock are sold at the Company’s net asset value (“NAV”) per share, plus, for Class A, Class S, Class T2 and Class D shares only, applicable selling commissions. Each class of shares has a different NAV per share because of certain class-specific fees. NAV per share is calculated by dividing the NAV at the end of each business day for each class by the number of shares outstanding for that class on such day.

The Company's NAV per share for its Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N Shares is posted to the Company's website at www.rreefpropertytrust.com after the stock market close each business day. Additionally, the Company's NAV per share for its Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N Shares is published daily via NASDAQ's Mutual Fund Quotation System under the symbols ZRPTAX, ZRPTIX, ZRPTTX, ZRPTDX, ZRPTMX, ZRPTUX, and ZRPTNX, respectively. The Company's NAV per share

(in thousands, except share and per share data)

for its Class S Shares will be available on the Company's website and via NASDAQ's Mutual Fund Quotation System once the first sale of shares for the share class has occurred.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"), the authoritative reference for U.S. generally accepted accounting principles ("GAAP"). There have been no significant changes to the Company's significant accounting policies during the year ended December 31, 2024.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Principles of Consolidation

The Company consolidates all entities in which it has a controlling financial interest through majority ownership or voting rights and variable interest entities whereby the Company is the primary beneficiary. In determining whether the Company has a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, the Company considers whether the entity is a variable interest entity ("VIE") and whether the Company is the primary beneficiary. Under ASC 810, *Consolidation*, the Company is the primary beneficiary of a VIE when it has both (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. Entities that do not qualify as VIEs are generally considered voting interest entities ("VOEs") and are evaluated for consolidation under the voting interest model. VOEs are consolidated when the Company controls the entity through a majority voting interest or other means.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts.

The Company includes restricted cash with cash and cash equivalents on the consolidated statement of cash flows in accordance with Accounting Standards Update 2016-18, Statement of Cash Flows (Topic 230). The amount of restricted cash included therein was $1,349 and zero as of December 31, 2024 and 2023, respectively. Such restricted cash resulted from a construction draw in December 2024 and was required to be used to pay specified development costs in the subsequent month.

Real Estate Investments and Lease Intangibles

Real estate investments are stated at cost less accumulated depreciation and amortization. Buildings and improvements are depreciated utilizing the straight-line method over an estimated useful life of 5 to 40 years for industrial, retail and office properties, and 27.5 years for residential. Tenant improvements and lease commissions are amortized to expense over the terms of the respective tenant leases. Lease incentives are amortized as an offset to revenue over the terms of the respective tenant leases. Furniture and equipment is depreciated over an estimated useful life ranging from 5 to 7 years. Ordinary repair and maintenance costs that do not improve the condition or extend the useful life of the property are expensed as incurred.

Under FASB ASC 805, *Business Combinations*, entities are required to evaluate whether transactions should be accounted for as acquisitions (and dispositions) of assets or businesses. ASC 805 provides a screen to determine when a set of identifiable assets is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. Generally, a real estate asset and its related leases will be considered a single identifiable asset and therefore will not meet the definition of a business. If the real estate and related leases in an acquisition are determined to be an asset and not a business, then the acquisition related costs would be capitalized onto the consolidated balance sheet. Otherwise, such costs will be expensed upon completion of the transaction.

In accordance with ASC 805 and ASC 350, *Intangibles—Goodwill and Other*, acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the results of operations of acquired properties will be included in the Company's results of operations from their respective dates of acquisition. Estimates of future cash flows and other valuation techniques believed to be similar to those used by independent appraisers are used to allocate the purchase price of identifiable assets acquired and liabilities assumed such as land, buildings and improvements, equipment and identifiable intangible assets and liabilities such as amounts related to in-place leases, acquired above- and below-market leases, asset retirement obligations and mortgage loans payable. Values of buildings and improvements are determined on an as-if-vacant basis.

The estimated fair value of acquired in-place leases are the costs the Company would have incurred to lease the properties to the occupancy level of the properties at the date of acquisition. Such estimates include the fair value of leasing commissions, legal costs and other direct costs that would be incurred to lease the properties to such occupancy levels. Additionally, the Company evaluates the time period over which such occupancy levels would be achieved. Such evaluation will include an estimate of the net market-based rental revenues and net operating costs (primarily consisting of forgone rents, real estate taxes, recoverable charges and insurance) that would be incurred during the lease-up period, which generally ranges up to one year. Acquired in-place leases as of the date of acquisition are amortized over the remaining lease terms into amortization expense.

Acquired above- and below-market lease values are estimated based on the present value (using an interest rate that reflects the risks associated with the lease acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and the Company's estimate of fair market value lease rates for the corresponding in-place leases. The capitalized above- and below-market lease values are amortized to rental revenue over the remaining terms of the respective leases, which include, for below-market leases, periods covered by bargain fixed-rate renewal options if, at the time of acquisition, the exercise of such renewal options are determined to be sufficiently economically advantageous to the tenant. The Company evaluates the remaining useful life of intangible assets to determine whether events and circumstances or changes in the underlying assumptions warrant a revision to the remaining period of amortization. Any changes to the useful life are amortized prospectively over the revised remaining useful life. If a lease is terminated prior to its scheduled expiration, the unamortized portion of the in-place lease is charged to amortization expense and the unamortized portion of the above- or below-market lease is charged to rental revenue.

The Company assesses the carrying values of real estate investments whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable, such as a reduction in the expected holding period of a property. A real estate investment is potentially impaired if the undiscounted cash flows to be realized over the expected hold period are less than the real estate investment's carrying amount. In this case, an impairment loss will be recorded to the extent that the estimated fair value is lower than the real estate investment's carrying amount. The estimated fair value is determined primarily using information contained within independent appraisals obtained quarterly by the Company from its independent valuation agent. Real estate investments that are expected to be disposed of are valued at the lower of carrying amount or estimated fair value less costs to sell. The Company had one and zero real estate investments impaired as of December 31, 2024 and 2023, respectively.

Investments in Marketable Securities

In accordance with the Company's investment guidelines as approved by the Company's board of directors, investments in marketable securities may consist of common and preferred stock of publicly traded REITs and other real estate operating companies. The net unrealized change in the fair value of the Company's investments in marketable securities is recorded in earnings as part of operating income.

Investment income from marketable securities is accrued at each distribution record date. Upon the sale of a particular security, the realized net gain or loss is computed assuming the shares with the highest cost are sold first.

CMBS Trust

In October 2022, the Company purchased all of the Class D certificates and certain interest-only certificates of commercial mortgage backed securities ("CMBS") securitized through a trust (the "CMBS Trust") sponsored by the Federal Home Loan Mortgage Corporation ("Freddie Mac"). An entity is a VIE when the interests of the entity provide differing rights and obligations to its holders. In particular, the CMBS Trust is a VIE as substantially all of its activities are for the benefit of the more senior tranches, but these senior tranches hold disproportionately few rights. Generally, a trust designates the most junior subordinate tranche outstanding as the controlling class, which entitles the holder of the controlling class to unilaterally appoint, remove and replace the special servicer for the trust. The Company believes the performance of the assets that underlie a CMBS issuance most significantly impact the economic performance of the trust itself, and the primary beneficiary is generally the entity that conducts activities that most significantly impact the performance of the underlying assets. The Class D certificates purchased by the Company represented the most subordinate tranche of the CMBS Trust giving the Company the aforementioned controlling class powers and therefore the Company was the primary beneficiary of the CMBS Trust. Accordingly, the Company consolidated the CMBS Trust in its entirety.

In February and March 2024, the Company sold all of its investments in the interest-only certificates issued by the CMBS Trust, and in July 2024, the Company sold all of its investment in the Class D certificates (see Note 7).

While the Company had certain rights related to the special servicer, the Company did not have the ability to direct operating activities of the CMBS Trust. The assets of the CMBS Trust could not be used to settle the liabilities of the Company nor was the Company obligated to use the Company's assets to settle the liabilities of the CMBS Trust. The Company's exposure to the CMBS Trust was through the subordinated tranches that the Company actually owned and was limited to the Company's investment in the CMBS Trust. For financial reporting purposes, the underlying mortgage loans held by the CMBS Trust were recorded as a separate line item on the consolidated balance sheet under "Real estate loans held in consolidated CMBS Trust, at fair value." The liabilities of the CMBS Trust consisted solely of obligations to the other certificate holders of the consolidated CMBS Trust, excluding the certificates held by the Company. The liabilities were presented as "Bonds payable held in consolidated CMBS Trust, at fair value" on the consolidated balance sheet.

The Company elected the measurement alternative in ASC 810 to report the fair value of the assets and liabilities of the CMBS Trust in order to provide users of the financial statements with better information regarding the effects of credit risk and other market factors on the certificates owned by the Company. The Company elected to show interest income and interest expense related to the CMBS Trust in aggregate with the change in fair value as "Change in net assets of consolidated CMBS Trust" on the consolidated statements of operations. The residual difference between the fair value of the CMBS Trust's assets and liabilities represented the Company's investments in the specific securities it owned at fair value.

Borrowings

The Company may obtain various forms of borrowings from market participants. Direct financing costs associated with obtaining borrowings, such as commitment fees, legal fees and other third-party costs, are capitalized and amortized over the terms of the borrowings using a method which approximates the effective interest method. Amortization of financing costs is included in interest expense in the consolidated statements of operations. The unamortized portion of financing costs is reflected as a reduction of the outstanding debt balance on the consolidated balance sheets.

The Company may also assume borrowings in connection with acquisitions. The Company will estimate the fair value of assumed borrowings based upon indications of then-current market pricing for similar types of debt with similar maturities. The assumed borrowings will initially be recorded at their estimated fair value as of the assumption date, with the difference between such estimated fair value and the borrowings' outstanding principal balance being amortized over the remaining life of the borrowing.

Revenue Recognition

In accordance with FASB Topic 842, Leases (ASC 842), and related ASU's that amended or clarified certain provisions of ASC 842, the Company elected a practical expedient to not separate lease and non-lease components of a lease and instead account for them as a single component if two criteria are met: (i) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same, and (ii) the lease component, if accounted for separately, would be classified as an operating lease. The Company has evaluated the lease and non-lease components within its leases under the practical expedient and reports rental and other property income and common area expense reimbursement income as a single component on the Company's consolidated statements of operations.

Contractual base rental revenue from real estate leases is recognized on a straight-line basis over the terms of the related leases. The differences between contractual base rental revenue earned from real estate leases on a straight-line basis and amounts due under the respective lease agreements are amortized or accreted, as applicable, to deferred rent receivable. Property related income will also include amortization of above- and below-market leases as well as amortization of lease incentives. Revenues relating to lease termination fees for the termination of an entire lease will be recognized at the time that a tenant's right to occupy the leased space is terminated and collectability is reasonably assured.

Under ASC 842, the future revenue stream from leases must be evaluated for collectability. Pursuant to these provisions, if an entity has determined that the collectability of substantially all future lease payments from a particular lease is not at least probable, then the entity must write off its existing receivable balances (except receivable amounts which are under dispute by the tenant), including any deferred rent amounts recognized on a straight-line basis, and instead begin recognizing revenue from such lease on cash basis. The factors used to evaluate the collectability of future lease payments for each lease may include, but not be limited to, the tenant's payment history, current payment status, publicly available information about the financial condition of the tenant and other information about the tenant of which the entity may be aware. In addition, the Company may consider the impact of current macroeconomic conditions, such as inflation and recent increases in interest rates. As of December 31, 2024, the Company has assessed that substantially all of its future lease payments are at least probable of collection, except for two commercial leases.

To the extent the Company's revenues do not qualify for treatment under ASC 842 or under other specific guidance, the Company is required to recognize revenue in its financial statements in a manner that depicts the transfer of the promised goods or services to its customers in an amount that reflects the consideration to which the Company is entitled at the time of transfer of those goods or services. Such treatment may apply to other types of real estate related contracts, such as for dispositions or development of real estate.

Investment income from marketable securities is accrued at each distribution record date.

Organization and Offering Costs

Organizational expenses and other expenses which do not qualify as offering costs are expensed as incurred. Offering costs are those costs incurred by the Company, RREEF America and its affiliates on behalf of the Company which relate directly to the Company's activities of raising capital in the Offerings, preparing for the Offerings, the qualification and registration of the Offerings and the marketing and distribution of the Company's shares. This includes, but is not limited to, accounting and legal fees, including the legal fees of the dealer manager

(in thousands, except share and per share data)

for the public offerings, costs for registration statement amendments and prospectus supplements, printing, mailing and distribution costs, filing fees, amounts to reimburse RREEF America as the Company's advisor or its affiliates for the salaries of employees and other costs in connection with preparing supplemental sales literature, amounts to reimburse the dealer manager for amounts that they may pay to reimburse the bona fide due diligence expenses of any participating broker-dealers supported by detailed and itemized invoices, telecommunication costs, fees of the transfer agent, registrars, trustees, depositories and experts, the cost of educational conferences held by the Company (including the travel, meal and lodging costs of registered representatives of any participating broker-dealers) and attendance fees and cost reimbursement for employees of affiliates to attend retail seminars conducted by broker-dealers. Offering costs will be paid from the proceeds of the Offerings. These costs will be treated as a reduction of the total proceeds. Total organization and offering costs incurred by the Company with respect to a particular public offering will not exceed 15% of the gross proceeds from such particular public offering. In addition, the Company will not reimburse RREEF America or the dealer manager for any underwriting compensation (a subset of organization and offering costs) which would cause the Company's total underwriting compensation to exceed 10% of the gross proceeds from the primary portion of the each public offering.

Included in offering costs are (1) distribution fees paid on a trailing basis at the rate of (a) 0.50% per annum on the NAV of the outstanding Class A Shares, (b) 1.00% per annum on the NAV of the outstanding Class T Shares, and (c) 0.85% per annum on the NAV of the outstanding Class S and Class T2 Shares, and (2) dealer manager fees paid on a trailing basis at the rate of 0.55% per annum on the NAV of the outstanding Class A and Class I Shares (collectively, the "Trailing Fees"). The Trailing Fees are computed daily based on the respective NAV of each share class as of the beginning of each day and paid monthly. However, at each reporting date, the Company accrues an estimate for the amount of Trailing Fees that ultimately may be paid on the outstanding shares. Such estimate reflects the maximum amount of underwriting compensation that could be paid based on the amount of capital raised as of the reporting date for the primary portion of each separate public offering. Changes in this estimate will be recorded prospectively as an adjustment to additional paid-in capital. As of December 31, 2024 and 2023 the Company has accrued $17,015 and $17,896, respectively, in Trailing Fees to be payable in the future which was included in due to affiliates on the consolidated balance sheet.

Income Taxes

The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), beginning with the year ended December 31, 2013. In order to maintain the Company's qualification as a REIT, the Company is required to, among other things, distribute as dividends at least 90% of the Company's REIT taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains, to the Company's stockholders, and meet certain tests regarding the nature of the Company's income and assets. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax to the extent it meets certain criteria and distributes its REIT taxable income to its stockholders. Even if the Company qualifies for taxation as a REIT, the Company may be subject to (1) certain state and local taxes on its income, property or net worth, and (2) federal income and excise taxes on its undistributed income, if any income remains undistributed. The Company intends to operate in a manner that allows the Company to meet the requirements for taxation as a REIT, possibly including creating taxable REIT subsidiaries to hold assets that generate income that would not be consistent with the rules applicable to qualification as a REIT if held directly by the REIT. If the Company were to fail to meet these requirements, it could be subject to federal income tax on the Company's taxable income at regular corporate rates. The Company would not be able to deduct dividends paid to stockholders in any year in which it fails to qualify as a REIT. The Company will also be disqualified for the four taxable years following the year during which qualification was lost unless the Company is entitled to relief under specific statutory provisions.

The Company assesses its significant tax positions in accordance with U.S. GAAP for all open tax years and determine whether it has any material unrecognized liabilities from uncertain tax benefits. If a tax position is not considered "more-likely-than-not" to be sustained solely on its technical merits, no benefits of the tax position are to be recognized (for financial statement purposes). As of December 31, 2024, 2023 and 2022, the Company has no

(in thousands, except share and per share data)

liabilities for uncertain tax positions. With few exceptions, the Company is no longer subject to U.S. federal or state income tax examinations by tax authorities for years before 2019.

Reportable Segments

The Company intends to operate in three primary segments: (1) Real Estate Properties, (2) Real Estate Equity Securities, and (3) Real Estate Loans. Also see Note 14.

Net Earnings or Loss Per Share

Net earnings or loss per share is calculated using the two-class method. The two-class method is utilized when an entity (1) has different classes of common stock that participate differently in net earnings or loss, or (2) has issued participating securities, which are securities that participate in distributions separately from the entity's common stock. Pursuant to the advisory agreement between the Company, the Operating Partnership and RREEF America (see Note 9), RREEF America may earn a performance component of the advisory fee which is calculated separately for each class of common stock which therefore may result in a different allocation of net earnings or loss to each class of common stock. In addition, the Company granted Class D Shares to its independent directors (see Note 10), which qualify as participating securities.

Risks and Uncertainties

As of December 31, 2024 and 2023, the Company had cash on deposit at multiple financial institutions which were in excess of federally insured levels. The Company limits significant cash holdings to accounts held by financial institutions with a high credit standing. Therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.

The Company is subject to various risks and uncertainties, including but not limited to interest rates, inflation and impacts from national or global events, pandemics or actual or perceived instability in the U.S. banking system. The extent to which any such conditions or events impact the Company's investments and operations is uncertain and cannot be predicted with confidence. Among the cash on hand, ongoing capital raised, and availability under the Wells Fargo Line of Credit (as defined below), the Company endeavors to maintain sufficient liquidity at all times to satisfy its operational needs and the maximum quarterly limits on redemptions under its share redemption plan. In addition, if necessary, the Company may consider various options, including reducing its distributions, selling its investments or limiting its share redemption program. Also see Notes 8 and 10.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)*, which requires disclosure of the amounts of certain expenses which may not be evident in an entity's statement of operations. Specifically, ASU 2024-03 refers to (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, (e) depreciation, depletion and amortization recognized as part of oil- and gas-producing activities, and (f) selling expenses. The provisions of ASU 2024-03 are effective for annual reports with fiscal years beginning after December 15, 2026, and interim periods with fiscal years beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the provisions of ASU 2024-03, but does not believe the adoption will have a material impact on the Company's consolidated financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

Fair value measurements are determined based on the assumptions that market participants would use in pricing an asset or liability. As a basis for considering market participant assumptions in fair value measurements, FASB ASC 820, Fair Value Measurement and Disclosures, establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are the unobservable inputs for the asset or liability, which are typically based on an entity's own assumption, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on input from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company's investments in marketable securities are valued using Level 1 inputs as the securities are publicly traded on major stock exchanges.

The Company's investment in the CMBS Trust was valued using Level 2 inputs with the assistance of an independent valuation agent who may use broker-dealer quotations, reported trades and other observable market data. The independent valuation agent's discounted cash flow models for securities such as those issued by the CMBS Trust generally consider the attributes applicable to a particular class of the security (e.g., credit rating, seniority), current market data, estimated cash flows for each security and incorporate specific collateral performance, as applicable. The Company elected to apply the measurement alternative under GAAP and measured both the financial assets and financial liabilities of the CMBS Trust it consolidated using the fair value of the financial liabilities, which it considered more observable than the fair value of the financial assets.

The following table details the Company’s assets and liabilities measured at fair value on a recurring basis.

(in thousands, except share and per share data)

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Assets				
Investment in marketable securities	$ 122	$ —	$ —	$ 122

	December 31, 2023			
	Level 1	Level 2	Level 3	Total
Assets				
Investment in marketable securities	$ 109	$ —	$ —	$ 109
Real estate loans held in consolidated CMBS Trust, at fair value	—	1,182,995	—	1,182,995
Total	$ 109	$ 1,182,995	$ —	$ 1,183,104
Liabilities				
Bonds payable held in consolidated CMBS Trust, at fair value	$ —	$ 1,150,454	$ —	$ 1,150,454

Certain of the Company's assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments, such as when there is evidence of impairment, and therefore such assets are measured at fair value on a nonrecurring basis. The Company reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that could indicate the carrying amount of the real estate may not be recoverable.

During the year ended December 31, 2024, the Company recognized $2,201 of impairment charges related to Heritage Parkway. The impairment was the result of a reduction of the expected hold period, as the Company has agreed to preliminary terms to dispose of the investment. The fair value of such real estate investment at the time of impairment was $4,800, and was estimated based on offers for purchase received from independent third parties. As of December 31, 2024, Heritage Parkway had a carrying value of $4,778. During the year ended December 31, 2023, no impairment charges were recognized by the Company.

The fair value of the Company's line of credit and mortgage loans payable is determined using Level 2 and Level 3 inputs and a discounted cash flow approach with an interest rate, property valuation and other assumptions that estimate current market conditions. The carrying amount of the Company's line of credit, exclusive of deferred financing costs, at December 31, 2024 and 2023 approximated its fair value of $75,514 and $55,965, respectively. The Company estimated the fair value of the Company's mortgage loans payable at $180,419 and $179,072 as of December 31, 2024 and 2023, respectively. If the valuation of the Company's properties as of December 31, 2024 were significantly lower, the market interest rate assumption would be higher (due to higher loan-to-value ratios) potentially resulting in a significantly lower estimated fair value for these liabilities.

The fair value of the Company's note to affiliate is determined using Level 2 and Level 3 inputs and a discounted cash flow approach with an interest rate and other assumptions that estimate current market conditions. The Company has estimated the fair value of its note to affiliate at approximately $4,380 and $4,300 as of December 31, 2024 and 2023, respectively. The estimated market interest rate is impacted by a number of factors. Material changes in those factors may cause a material change to the estimated market interest rate, thereby materially affecting the estimated fair value of the note to affiliate. The Company has estimated the fair value of the note to affiliate in the middle of the range of reasonably estimable values.

(in thousands, except share and per share data)

The following shows certain information about the estimated fair value and the unobservable inputs for the Company's debt obligations as of December 31, 2024 and 2023.

	Fair Value at December 31, 2024	Primary Valuation Techniques	Significant Unobservable Inputs	Range		
				Minimum	Maximum	Weighted Average
Line of Credit	$ 75,514	Discounted cash flow	Loan to value	44.7 %	44.7 %	44.7 %
			Market interest rate	6.93 %	6.93 %	6.93 %
Mortgage Loans Payable	180,419	Discounted cash flow	Loan to value	49.9 %	61.9 %	57.8 %
			Market interest rate	6.17 %	6.45 %	6.34 %
Note to Affiliate	4,380	Discounted cash flow	Market interest rate	6.75 %	6.75 %	6.75 %

	Fair Value at December 31, 2023	Primary Valuation Techniques	Significant Unobservable Inputs	Range		
				Minimum	Maximum	Weighted Average
Line of Credit	$ 55,965	Discounted cash flow	Loan to value	33.1 %	41.9 %	38.0 %
			Market interest rate	7.58 %	7.58 %	7.58 %
Mortgage Loans Payable	179,072	Discounted cash flow	Loan to value	50.9 %	60.4 %	57.6 %
			Market interest rate	5.95 %	6.92 %	6.40 %
Note to Affiliate	4,300	Discounted cash flow	Market interest rate	7.00 %	7.00 %	7.00 %

The Company's financial instruments, other than those referred to above, are generally short-term in nature and contain minimal credit risk. These instruments consist of cash and cash equivalents, accounts and other receivables and accounts payable. The carrying amounts of these assets and liabilities in the consolidated balance sheets approximate their fair value.

NOTE 4 — REAL ESTATE INVESTMENTS AND LEASE INTANGIBLES

Shown below are details of the Company's investments in real estate.

(in thousands, except share and per share data)

	December 31,	
	2024	**2023**
Land	$ 121,437	$ 123,079
Buildings and improvements, less accumulated depreciation of $54,763 and $46,555, respectively	241,901	233,789
Furniture, fixtures and equipment, less accumulated depreciation of $3,107 and $2,434, respectively	1,795	2,046
Acquired intangible lease assets, less accumulated amortization of $41,270 and $40,181, respectively	13,398	14,892
Investment in real estate assets, net	$ 378,531	$ 373,806

The Company acquired no real estate properties during the years ended December 31, 2024, 2023 and 2022.

On January 12, 2023, the Company sold land and granted an easement over land to a state authority with a combined total area of approximately 0.4 acres from its Flats at Carrs Hill investment for approximately $657, before deducting closing costs.

On June 26, 2023, the Company sold a 64,217 rentable square-foot Class A medical office building located in Dedham, Massachusetts ("Allied Drive"). Allied Drive was sold to an entity which is not affiliated with the Company, the Advisor, or any of its affiliates, for $41,900. The Allied Drive sale resulted in a net realized gain of $15,426. The sale proceeds were used to reduce the outstanding balance on the Wells Fargo Line of Credit.

On September 6, 2023, the Company sold a 73,892 rentable square-foot Class A suburban office building located in Anaheim, California ("Anaheim Hills Office Plaza"). Anaheim Hills Office Plaza was sold to an entity which is not affiliated with the Company, the Advisor, or any of its affiliates, for $18,000. The Anaheim Hills Office Plaza sale resulted in a net realized gain of $2,012 The sale proceeds were used to reduce the outstanding balance on the Wells Fargo Line of Credit.

On December 20, 2024, the Company sold a 57,000 rentable square-foot Class B industrial building located in Miami, Florida ("Hialeah I"). Hialeah I was sold to an entity which is not affiliated with the Company, the Advisor, or any of its affiliates, for $8,369. The Hialeah I sale resulted in a net realized gain of $4,256. The sale proceeds were used to reduce the outstanding balance on the Wells Fargo Line of Credit.

During the year ended December 31, 2024, in accordance with authoritative guidance for impairment of long-lived assets, the Company determined that Heritage Parkway was impaired as the carrying value of the investment was not deemed recoverable due to a reduction of the expected hold period. Therefore, the Company recognized an impairment charge totaling $2,201 for the year ended December 31, 2024. Also see Note 17.

Future amortization related to acquired intangible assets and liabilities for all of the Company's properties as of December 31, 2024 is as follows:

(in thousands, except share and per share data)

	Acquired in-place leases	Acquired above-market leases	Acquired below-market leases
2025	$ 1,459	$ 12	$ (466)
2026	1,402	12	(466)
2027	1,220	12	(465)
2028	984	9	(450)
2029	865	—	(400)
Thereafter	7,423	—	(5,237)
Total	$ 13,353	$ 45	$ (7,484)
Weighted average remaining amortization period (in years)	9.6	3.8	17.9

NOTE 5 — RENTALS UNDER OPERATING LEASES

As of December 31, 2024, the Company owned 12 properties with a total of 48 commercial leases. As of December 31, 2023, the Company owned 13 properties with a total of 49 commercial leases. As of December 31, 2022, the Company owned 15 properties with a total of 59 commercial leases. All leases at the Company's properties have been classified as operating leases. The Company's property related income from its real estate investments for the years ended December 31, 2024, 2023 and 2022 is comprised of the following:

	2024	2023	2022
Lease revenue[1]	$ 37,113	$ 39,074	$ 40,018
Straight-line revenue	1,307	143	(112)
Above- and below-market lease amortization, net	455	2,792	1,574
Lease incentive amortization	(104)	(105)	(106)
Property related income	$ 38,771	$ 41,904	$ 41,374

[1]Lease revenue includes $4,565, $5,013 and $5,242 of variable income from tenant reimbursements for the years ended December 31, 2024, 2023 and 2022, respectively.

The future minimum rentals to be received, excluding tenant reimbursements, under the non-cancelable portions of all of the Company's in-place commercial leases in effect as of December 31, 2024 are as follows:

Year ended December 31,	Future Minimum Rent
2025	$ 21,333
2026	19,632
2027	16,760
2028	14,319
2029	10,811
Thereafter	65,769
	$ 148,624

The above future minimum rentals exclude the Company’s residential leases, which typically have terms of approximately one year. Such leases accounted for $12,099 of lease revenue for the year ended December 31, 2024.

(in thousands, except share and per share data)

Percentages of property related income by property and tenant representing more than 10% of the Company's total property related income for the years ended December 31, 2024, 2023 and 2022 are shown below.

	Percent of property related income		
Property	**Year ended December 31, 2024**	**Year ended December 31, 2023**	**Year ended December 31, 2022**
The Glenn, Centennial, CO	19.6 %	19.0 %	17.8 %
Providence Square, Marietta, GA	11.9	11.3	11.1
The Flats at Carrs Hill, Athens, GA	11.6	9.9	9.3
Seattle East Industrial, Redmond, WA	11.2	10.4	10.5
Total	54.3 %	50.6 %	48.7 %

	Percent of property related income		
Tenant	**Year ended December 31, 2024**	**Year ended December 31, 2023**	**Year ended December 31, 2022**
FedEx Ground - Seattle East Industrial	11.2 %	10.4 %	10.5 %
Total	11.2 %	10.4 %	10.5 %

The Company's tenants representing more than 10% of in-place annualized base rental revenues as of December 31, 2024, 2023 and 2022 were as follows:

	Percent of in-place annualized base rental revenues as of		
Tenant	**December 31, 2024**	**December 31, 2023**	**December 31, 2022**
Performance Food Group, Inc. - Commerce Corner[1]	12.9 %	3.1 %	2.7 %
FedEx Ground - Seattle East Industrial	12.6	13.3	11.1
Northrop Grumman Systems Inc. - Loudoun Gateway	10.0	10.3	9.1
Total	35.5 %	26.7 %	22.9 %

[1] On November 1, 2024, the building expansion at Commerce Corner was completed thereby increasing the building size by 140,991 square feet. In connection therewith, the lease for Performance Food Group, Inc. was similarly expanded.

NOTE 6 — MARKETABLE SECURITIES

The following is a summary of the Company's marketable securities held as of December 31, 2024 and 2023, which consisted entirely of publicly traded shares of common stock in REITs as of each date.

(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Marketable securities—cost	$ 93	$ 80
Unrealized gains	31	29
Unrealized losses	(2)	—
Net unrealized gain	29	29
Marketable securities—fair value	$ 122	$ 109

Upon the sale of a particular security, the realized net gain or loss is computed assuming the shares with the highest cost are sold first. During the year ended December 31, 2024, marketable securities sold generated proceeds of $89 resulting in gross realized gains of $12 and gross realized losses of $3. During the year ended December 31, 2023, marketable securities sold generated proceeds of $30,516 resulting in gross realized gains of $4,499 and gross realized losses of $1,023. During the year ended December 31, 2022, marketable securities sold generated proceeds of $32,604 resulting in gross realized gains of $2,984 and gross realized losses of $3,778.

NOTE 7 — CMBS TRUST

In October 2022, the Company purchased all of the Class D certificates and certain interest-only certificates of CMBS securities through the CMBS Trust sponsored by Freddie Mac for a purchase price of approximately $30,855. The securities issued by the CMBS Trust are secured by a pool of mortgages on multifamily properties.

On February 27, 2024, the Company sold its investments in the X2-B interest-only certificates issued by the CMBS Trust for approximately $1,564, excluding accrued interest. The X2-B interest-only sale resulted in a net realized gain of $22. On March 1, 2024, the Company sold its investments in the X2-A interest-only certificates issued by the CMBS Trust for approximately $6,024, excluding accrued interest. The X2-A interest-only sale resulted in a net realized gain of $443.

On July 18, 2024, the Company sold its entire investment in the Class D certificates issued by the CMBS Trust for approximately $25,588, resulting in a net realized gain of $1,856. Following this sale, the Company did not own any securities issued by the CMBS Trust.

During its ownership of the Class D certificates issued by the CMBS Trust, the Company consolidated the entire CMBS Trust as it determined the CMBS Trust was a VIE for which the Company was the primary beneficiary. However, the amount of the CMBS Trust's assets and liabilities could only be satisfied through the cash flows from the underlying loans which are managed and disbursed directly to the other certificate holders by the administrator of the securitization pool. Accordingly, the Company did not have any rights to those receivables nor any obligation to those other certificate holders. The Company elected the fair-value measurement alternative under GAAP and thus carried the CMBS Trust's assets and liabilities at fair value in its consolidated balance sheets. The net amount of such consolidated assets and consolidated liabilities represented the Company's actual investment. The Company recognized changes in the CMBS Trust's net assets, including changes in fair-value adjustments and net interest earned, in its consolidated statement of operations. With respect to the Company's consolidated statement of cash flows, the full gross amount of cash interest received from the CMBS Trust net of the full gross amount of cash interest paid to the other certificate holders of the CMBS Trust is contained within the cash flows from operating activities. In addition, payments of principal on a gross basis received by the CMBS Trust is included in cash flows from investing activities, while the payment of such principal on a gross basis to the other certificate holders is included within cash flows from financing activities.

The following table presents the Company's net investment in the CMBS Trust.

(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Real estate loans held in consolidated CMBS Trust, at fair value	$ —	$ 1,182,995
Bonds payable held in consolidated CMBS Trust, at fair value	—	1,150,454
Net investment in CMBS Trust, at fair value	$ —	$ 32,541

NOTE 8 — NOTES PAYABLE

Wells Fargo Line of Credit

On February 27, 2018, the Company, as guarantor, and certain of the wholly owned subsidiaries of the Operating Partnership, as co-borrowers, entered into an amended and restated secured revolving credit facility (the “Former Wells Fargo Line of Credit”) with Wells Fargo Bank, National Association, as administrative agent, and other lending institutions that may become parties to the credit agreement. The Former Wells Fargo Line of Credit was scheduled to mature on February 27, 2023. The interest rate under the Former Wells Fargo Line of Credit was based on the 1-month, 2-month or 3-month LIBOR (at the Company's discretion) with a spread of 160 to 180 basis points depending on the debt yield as defined in the credit agreement.

On January 27, 2023, the Former Wells Fargo Line of Credit was amended and restated, thereby changing certain terms and provisions, including extending the maturity date to February 28, 2025 (the “Wells Fargo Line of Credit”). The Wells Fargo Line of Credit had an initial maximum capacity of $100,000 and is expandable by the Company up to a maximum capacity of $250,000 upon satisfaction of specified conditions. Each requested expansion must be for at least $25,000 and may result in the Wells Fargo Line of Credit being syndicated. The interest rate under the Wells Fargo Line of Credit is based on the 30-day average of the secured overnight financing rate ("SOFR") with an initial spread of 200 or 225 basis points depending on the debt yield as defined in the agreement.

On September 1, 2023, the Company added its Commerce Corner property ("Commerce Corner") to the Wells Fargo Line of Credit thereby adding RPT 1109 Commerce Corner, LLC, as a borrower under the Wells Fargo Line of Credit.

On September 7, 2023, RPT 1109 Commerce Corner, LLC ("RPT 1109 Commerce"), entered into a guaranteed maximum price contract to expand the Company's property located at 1109 Commerce Boulevard, Logan Township, New Jersey ("Commerce Corner") by approximately 141,000 square feet (the "Commerce Expansion"). Commerce Corner was a 259,910 rentable square-foot, 100% leased multi-tenant warehouse and distribution center acquired by the Company in 2014. The Commerce Expansion was completed in October 2024 for a total cost of approximately $26,000. The Commerce Expansion was being undertaken to accommodate the growth initiatives of Performance Food Group, Inc. (NYSE: PFGC), who entered into a 15-year lease with RPT 1109 Commerce to take possession of the Commerce Expansion space upon its substantial completion. In connection therewith, Performance Food Group's lease for its existing space at Commerce Corner has been similarly extended to be coterminous, bringing Performance Food Group's footprint to approximately 301,000 square feet with a lease maturity in October 2039.

On December 27, 2023, the wholly owned subsidiaries of the Operating Partnership which were borrowers under the Wells Fargo Line of Credit entered into a third amendment to Wells Fargo Line of Credit (the “Third Amendment”). The Third Amendment added CIBC Inc. ("CIBC") to the credit facility as an additional lender; increased the maximum commitment amount from $100,000 to $120,000; allocated the maximum commitment amount between the Revolving Commitment and the Construction Commitment (each, as defined under the Wells Fargo Line of Credit); and revised or suspended certain covenants. The maximum commitment amount of $120,000

(in thousands, except share and per share data)

was bifurcated as follows: $75,600 to the Revolving Commitment and $44,400 to the Construction Commitment. The Construction Commitment fully funded the Commerce Expansion, and upon completion of the Commerce Expansion, the Construction Commitment was closed and the Revolving Commitment became $120,000. The maximum commitment of $120,000 is allocated 70.83% to Wells Fargo and 29.17% to CIBC.

Pursuant to the Third Amendment, the Wells Fargo Line of Credit incurs interest based on the 30-day average of the SOFR plus a spread of 225 basis points. The term was extended from February 28, 2025 to December 27, 2025. The Company continues to serve as guarantor to the Wells Fargo Line of Credit only with respect to specified bad acts. The Company intends to refinance the Wells Fargo Line of Credit on market terms prior to its maturity. In the event the Company is unable to satisfactorily complete such refinance, the Company expects that it will be able to sell real estate investments, or refinance individual real estate investments encumbered by the Wells Fargo Line of Credit, in an amount sufficient to fully repay the Wells Fargo Line of Credit prior to the scheduled maturity date.

For the Revolving Commitment, as of December 31, 2023, the borrowers' maximum borrowing capacity was $47,616, and the borrowers' outstanding balance was $34,624. For the Construction Commitment, as of December 31, 2023, the borrowers' maximum borrowing capacity was $44,400, and the borrowers' outstanding balance was $21,341. As a result, as of December 31, 2024, the Revolving Commitment had a maximum amount of $120,000, the borrowers' maximum borrowing capacity was $92,981 and the borrowers' outstanding balance was $75,514. As of December 31, 2024 and 2023, the weighted average interest rate was 6.93% and 7.58%, respectively.

At any time, the borrowing capacity under the Wells Fargo Line of Credit for the Revolving Commitment is based on the lesser of (1) an amount equal to 65% of the aggregate value of the properties in the collateral pool as determined by lender appraisals, (2) an amount that results in a minimum debt yield of 9.5% based on the in-place net operating income of the collateral pool as defined, or (3) the maximum capacity of the Revolving Commitment. Proceeds from the Revolving Commitment can be used to fund acquisitions, redeem shares pursuant to the Company's redemption plan and for any other corporate purpose. Proceeds from the Construction Commitment can be used only to fund construction activities related to the Commerce Expansion.

The Wells Fargo Line of Credit agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including that there must be four properties in the collateral pool at all times, and that the collateral pool also meet specified concentration provisions, unless waived by the lender. In connection with the Commerce Expansion, Commerce Corner was not included in the borrowing base during the construction period. With the completion of the Commerce Expansion, Commerce Corner became a borrowing base property. In addition, the Company, as guarantor, must meet tangible net worth hurdles. The Company was in compliance with all applicable financial covenants as of December 31, 2024.

The following is a reconciliation of the carrying amount of the Wells Fargo Line of Credit at December 31, 2024 and 2023:

	Balance at	
Lender	**December 31, 2024**	**December 31, 2023**
Wells Fargo/CIBC	$ 75,514	$ 55,965
Deduct: Deferred financing costs, less accumulated amortization	(809)	(1,630)
Line of credit, net	$ 74,705	$ 54,335

Mortgage Loans

Certain wholly owned subsidiaries of the Company are obligors on various mortgage loans. Such mortgage loans contain fixed interest rates, allow for a one-time transfer to another borrower subject to lender discretion and payment of applicable fees, and allow for full prepayment at certain times with payment of applicable penalties, if any.

(in thousands, except share and per share data)

On June 26, 2023, RPT Flats at Carrs Hill, LLC ("RPT Flats at Carrs Hill"), an indirect wholly-owned subsidiary of the Company, as borrower, entered into a loan agreement (the "Loan Agreement"), providing for a $25,500 non-recourse loan (the "Loan") from Nationwide Life Insurance Company ("Nationwide"), which is not affiliated with the Company, its Advisor, or any of its affiliates. The Loan is secured by RPT Flats at Carrs Hill, which owns the residential property, The Flats at Carrs Hill.

The interest rate for the Loan is fixed at 5.51% with interest-only payments for the entire seven year term. The maturity date of the Loan is July 1, 2030 with no extension options. The Loan Agreement permits voluntary prepayment of the full amount of the Loan subject to payment of the applicable prepayment premium, which is equal to the greater of (a) a yield maintenance calculation or (b) 1% of the outstanding principal balance of the Loan on the prepayment date. The Loan can be prepaid at par during the seventh year of the term. Additionally, the Loan Agreement contains a one-time option for the Loan to be assumed by a new borrower subject to satisfaction, in Nationwide's sole discretion, of specified conditions and payment of a fee equal to 1.0% of the outstanding principal balance of the Loan.

Proceeds of the Loan were used to fully prepay and release the existing $14,500 mortgage loan on RPT Flats at Carrs Hill (the "Prior Loan") with the remaining proceeds being used to pay down the outstanding balance on the Wells Fargo Line of Credit. In connection with origination of the Loan and release of the Prior Loan, the Company incurred approximately $306 of financing costs and a $131 loss on extinguishment of debt.

In connection with the addition of Commerce Corner to the Wells Fargo Line of Credit, the Company fully repaid at par the outstanding mortgage loan with Talcott Resolution Life Insurance Company that was encumbering Commerce Corner.

The following is a reconciliation of the carrying amount of the mortgage loans payable at December 31, 2024 and 2023.

		Balance at			
Lender	**Encumbered Property**	**December 31, 2024**	**December 31, 2023**	**Interest Rate**	**Maturity Date**
State Farm Life Insurance Company	Elston Plaza	16,468	16,816	3.89	July 1, 2026
Massachusetts Mutual Life Insurance Company	The Glenn	66,000	66,000	3.02	December 1, 2028
Transamerica Life Insurance Company	Wallingford Plaza	6,485	6,612	4.56	January 1, 2029
Nationwide Life Insurance Company	Providence Square	29,700	29,700	3.67	October 5, 2029
JPMorgan Chase Bank	Seattle East Industrial	45,140	45,140	3.87	January 1, 2030
Nationwide Life Insurance Company	The Flats at Carrs Hill	25,500	25,500	5.51	July 1, 2030
		$ 189,293	$ 189,768		
Deduct: Deferred financing costs, less accumulated amortization		(665)	(824)		
Mortgage loans payable, net		$ 188,628	$ 188,944		

Aggregate future principal payments due on the Wells Fargo Line of Credit and mortgage loans payable as of December 31, 2024 are as follows:

(in thousands, except share and per share data)

Year	Amount
2025	$ 76,006
2026	16,247
2027	145
2028	72,069
2029	74,840
Thereafter	25,500
Total	$ 264,807

NOTE 9 — RELATED PARTY ARRANGEMENTS

Advisory Agreement

RREEF America is entitled to compensation and reimbursements in connection with the management of the Company's investments in accordance with an advisory agreement between RREEF America and the Company (the "Advisory Agreement"). The Advisory Agreement is for a one-year term and is renewable annually upon the review and approval of the Company's board of directors, including the approval of a majority of the Company's independent directors. The Advisory Agreement has a current expiration date of August 2, 2025. There is no limit to the number of terms for which the Advisory Agreement can be renewed.

Fees

Under the Advisory Agreement, RREEF America can earn an advisory fee split between two components as described below.

1. The fixed component accrues daily in an amount equal to 1/365th of 1.0% of the NAV of the outstanding shares of each class of common stock for such day. The fixed component of the advisory fee is payable monthly in arrears.

2. The performance component is calculated for each class of common stock on the basis of the total return to stockholders of such class and is measured by the total distributions per share declared to such class plus the change in the NAV per share for such class.

   a. For Class A, Class I, Class T, Class D, Class N and Class Z Shares, for any calendar year in which the total return per share allocable to a class exceeds 6% per annum (the "Hurdle Amount"), RREEF America will receive up to 10% of the aggregate total return allocable to such class with a Catch-Up (defined below) calculated as follows: first, if the total return for the applicable period exceeds the Hurdle Amount, 25% of such total return in excess of the Hurdle Amount (the "Excess Profits") until the total return reaches 10% (commonly referred to as a "Catch-Up"); and second, to the extent there are remaining Excess Profits, 10% of such remaining Excess Profits.

   b. For Class M-I, Class S and Class T2 Shares, for any calendar year in which the total return per share allocable to a class exceeds 5% per annum (the "Alternative Hurdle Amount"), RREEF America will receive up to 12.5% of the aggregate total return allocable to such class with an Alternative Catch-Up (defined below) calculated as follows: first, if the total return for the applicable period exceeds the Alternative Hurdle Amount, 100% of such total return in excess of the Alternative Hurdle Amount (the "Alternative Excess Profits") until the total return reaches 5.715% (commonly referred to as a "Alternative Catch-Up"); and second, to the extent there are remaining Alternative Excess Profits, 12.5% of such remaining Alternative Excess Profits.

(in thousands, except share and per share data)

For all share classes, the performance component earned by RREEF America for each class is subject to certain other adjustments which do not apply unless the NAV per share is below $12.00 per share. The performance component is calculated daily on a year-to-date basis by reference to a proration of the per annum hurdle as of the date of calculation. Any resulting performance component as of a given date is deducted from the Company's published NAV per share for such date. The performance component is payable annually in arrears.

The advisory fees earned by RREEF America are shown below.

	Year Ended December 31,		
	2024	2023	2022
Fixed component	$ 2,565	$ 3,099	$ 3,746
Performance component	—	—	—
	$ 2,565	$ 3,099	$ 3,746

Expense Reimbursements

Under the Advisory Agreement, RREEF America is entitled to reimbursement of certain costs incurred by RREEF America or its affiliates that are not incurred under the Expense Support Agreement, as discussed below. Costs eligible for reimbursement, if they were not incurred under the Expense Support Agreement, include most third-party operating expenses, salaries and related costs of RREEF America's employees who perform services for the Company (but not those employees for which RREEF America earns a separate fee or those employees who are executive officers of the Company) and travel related costs for RREEF America's employees who incur such costs on behalf of the Company. Reimbursement payments to RREEF America are subject to the limitations described below under "Reimbursement Limitations."

For the years ended December 31, 2024 and 2023, RREEF America incurred $222 and $244 in reimbursable offering and operating expenses, respectively, that were subject to reimbursement under the terms and conditions of the Advisory Agreement. As of December 31, 2024 and 2023, the Company had a payable to RREEF America of $52 and $57, respectively, for offering and operating expenses reimbursable under the terms and conditions of the Advisory Agreement.

Expense Support Agreement

Pursuant to the terms of the expense support agreement, as most recently amended on January 20, 2016 (the "Expense Support Agreement"), RREEF America agreed to defer reimbursement of certain expenses related to the Company's operations that RREEF America has incurred (the "Expense Payments"). The Expense Payments include organization and offering costs and operating expenses as described above under "Advisory Agreement." Through December 31, 2015, the Company had incurred the maximum amount of $9,200 in Expense Payments. The balance of $9,200 in Expense Payments consisted of $3,775 in organization and offering costs for the Initial Public Offering, $196 of offering costs for the Private Offering and $5,229 in operating expenses. The Company has not received any Expense Payments since December 31, 2015.

In accordance with the Expense Support Agreement, the Company was to reimburse RREEF America $250 per quarter (the "Quarterly Reimbursement"), representing a non-interest bearing note due to RREEF America ("Note to Affiliate") which was subject to the imputation of interest. In accordance therewith, on January 1, 2016, the Company recorded a discount on the Note to Affiliate in the amount of $1,862 which was to be amortized to interest expense over the contractual reimbursement period using the effective interest method. Further, the Company made one payment of $250 to RREEF America in the first quarter of 2016, leaving a balance due of $8,950 and which was comprised of $3,567 in organization and offering costs related to the Company's initial public offering, $196 of offering costs for the Private Offering and $5,187 in operating expenses.

On April 25, 2016, the Company and RREEF America entered into a letter agreement that amended certain provisions of the Advisory Agreement and the Expense Support Agreement. On March 24, 2020, the Company and

(in thousands, except share and per share data)

RREEF America entered into a second letter agreement which superseded the previous letter agreement (the "Letter Agreement"). The Letter Agreement provides, in part, that the Company's obligations to reimburse RREEF America for Expense Payments under the Expense Support Agreement are suspended until the first calendar month following the month in which the Company has reached $500,000 in offering proceeds from the Offerings (the "ESA Commencement Date"). In addition, in the Letter Agreement, RREEF America agreed to permanently waive the reimbursement of $3,567 in organization and offering expenses that were previously included in the Expense Payments. Accordingly, the Company owed $5,383 to RREEF America under the expense support agreement as of December 31, 2024. Pursuant to the Letter Agreement, beginning the month following the ESA Commencement Date, reimbursements to RREEF America will be made in the amount of $250 per month for 12 months, followed by reimbursements of $198 per month for 12 months, which will fully satisfy the principal balance owed.

The aforementioned waiver of $3,567 constituted an extinguishment under GAAP of a related party loan that was determined to be a capital transaction. As a result, the remaining unamortized discount on the Note to Affiliate was written off to additional paid in capital in the amount of $1,182, and a new discount was recorded in the amount of $946 based on an estimated market interest rate of 3.75%. The resulting discount is being amortized using the effective interest method over the expected term of the Note to Affiliate. For the years ended December 31, 2024, 2023 and 2022, the Company amortized $195, $188 and $181 respectively, of the discount on the Note to Affiliate into interest expense.

In addition, pursuant to the Letter Agreement, if RREEF America is serving as the Company's advisor at the time that the Company or the Operating Partnership undertakes a liquidation, the Company's remaining obligations to reimburse RREEF America for the unreimbursed Expense Payments under the Expense Support Agreement shall be waived.

Dealer Manager Agreement

The Company and its Operating Partnership entered into a dealer manager agreement (the "Dealer Manager Agreement") with the Dealer Manager, which was initially entered into on July 1, 2016 and most recently amended on August 2, 2023. The Dealer Manager Agreement, as amended, governs the distribution by the Dealer Manager of the Company’s shares of common stock in the Fourth Public Offering and any subsequent registered public offering. In connection with the ongoing Trailing Fees to be paid in the future, the Company and the Dealer Manager entered into an agreement whereby the Company will pay to the Dealer Manager the Trailing Fees that are attributable to the Company's shares issued in the Company's initial public offering that remain outstanding. In addition, pursuant to the Dealer Manager Agreement, as amended, the Company is obligated to pay to the Dealer Manager Trailing Fees that are attributable to the Company's shares issued in the Second Public Offering, the Third Public Offering and the Fourth Public Offering. As of December 31, 2024 and 2023, the Company has accrued $111 and $129, respectively, in Trailing Fees currently payable to the Dealer Manager, and $17,015 and $17,896, respectively, in Trailing Fees estimated to become payable in the future to the Dealer Manager, both of which are included in due to affiliates on the consolidated balance sheets. The Company also pays the Dealer Manager upfront selling commissions and upfront dealer manager fees in connection with its Offerings, as applicable. For the years ended December 31, 2024 and 2023, the Dealer Manager has earned upfront selling commissions and upfront dealer manager fees totaling $38 and $130, respectively.

Under the Dealer Manager Agreement, the Company is obligated to reimburse the Dealer Manager for certain offering costs incurred by the Dealer Manager on the Company's behalf, including but not limited to broker-dealer sponsorships, attendance fees for retail seminars conducted by broker-dealers, certain legal fees of the Dealer Manager and travel costs for certain personnel of the Dealer Manager who are dedicated to the distribution of the Company's shares of common stock. For the years ended December 31, 2024 and 2023, the Company was obligated to reimburse the Dealer Manager for zero and $11 of such costs, respectively. As of December 31, 2024 and 2023, the Company had a payable to the Dealer Manager of zero.

Reimbursement Limitations

(in thousands, except share and per share data)

Organization and Offering Costs

The Company will not reimburse RREEF America under the Advisory Agreement or the Expense Support Agreement and will not reimburse the Dealer Manager under the Dealer Manager Agreement for any organization and offering costs which would cause the Company's total organization and offering costs with respect to a public offering to exceed 15% of the gross proceeds from such public offering. Further, the Company will not reimburse RREEF America or the Dealer Manager for any underwriting compensation (a subset of organization and offering costs) which would cause the Company's total underwriting compensation with respect to a public offering to exceed 10% of the gross proceeds from the primary portion of such public offering.

During the Initial Public Offering that ended June 30, 2016, the Company raised $102,831 in gross proceeds and incurred $15,424 in organization and offering costs, including, as of December 31, 2024, estimated Trailing Fees payable in the future of $1,642.

During the Second Public Offering that ended on January 8, 2020, the Company raised $132,994 in gross proceeds and incurred $16,861 in organization and offering cost, including, as of December 31, 2024, estimated accrued Trailing Fees payable in the future of $5,822.

For the Third Public Offering that ended on August 10, 2023, the Company raised $149,580 in gross proceeds and incurred $16,587 in organization and offering costs, including as of December 31, 2024, estimated accrued Trailing Fees payable in the future of $8,874.

For the Fourth Public Offering, as of December 31, 2024, the Company raised $16,980 in gross proceeds and incurred $1,933 in organization and offering costs, including as of December 31, 2024, estimated accrued Trailing Fees payable in the future of $677.

Operating Expenses

Pursuant to the Company's charter, the Company may reimburse RREEF America, at the end of each fiscal quarter, for total operating expenses incurred by RREEF America, whether under the Expense Support Agreement or otherwise. However, the Company may not reimburse RREEF America at the end of any fiscal quarter for total operating expenses (as defined in the Company's charter) that, in the four consecutive fiscal quarters then ended, exceed the greater of 2% of average invested assets or 25% of net income determined without reduction for any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of the Company's assets for that period (the "2%/25% Guidelines"). Notwithstanding the foregoing, the Company may reimburse RREEF America for expenses in excess of the 2%/25% Guidelines if a majority of the Company's independent directors determines that such excess expenses are justified based on unusual and non-recurring factors. For the four fiscal quarters ended December 31, 2024, total operating expenses of the Company were $4,978, which did not exceed the 2%/25% Guidelines. For the four fiscal quarters ended December 31, 2023, total operating expenses of the Company were $5,470, which did not exceed the 2%/25% Guidelines.

Due to Affiliates and Note to Affiliate

In accordance with all the above, as of December 31, 2024 and 2023, the Company owed its affiliates the following amounts:

(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Reimbursable under the Advisory Agreement	$ 52	$ 57
Reimbursable under the Dealer Manager Agreement	—	—
Advisory fees	205	239
Accrued Trailing Fees	17,126	18,025
Due to affiliates	$ 17,383	$ 18,321
Note to Affiliate	$ 5,383	$ 5,383
Unamortized discount	(79)	(274)
Note to Affiliate, net of unamortized discount	$ 5,304	$ 5,109

NOTE 10 — CAPITALIZATION

Under the Company's charter, as most recently amended on April 22, 2020, the Company has the authority to issue 1,000,000,000 shares of common stock and 50,000,000 shares of preferred stock. All shares of such stock have a par value of $0.01 per share. The Company's authorized shares of common stock are allocated between classes as follows:

Common Stock	No. of Authorized Shares
Class A Shares	45,000,000
Class D Shares	45,000,000
Class I Shares	200,000,000
Class M-I Shares	200,000,000
Class N Shares	150,000,000
Class S Shares	200,000,000
Class T Shares	5,000,000
Class T2 Shares	150,000,000
Class Z Shares	5,000,000
	1,000,000,000

Class A shares are subject to selling commissions of up to 3% of the purchase price, and annual dealer manager fees of 0.55% and annual distribution fees of 0.50% of NAV, both paid on a trailing basis. Class I shares are subject to annual dealer manager fees of 0.55% of NAV paid in a trailing basis, but are not subject to any selling commissions or distribution fees. Class M-I Shares will not incur any up-front commissions or trailing fees. Class S Shares are subject to selling commissions of up to 3% of the purchase price, and annual distribution fees of 0.85% of the NAV paid on a trailing basis for approximately seven years. Class T2 Shares are subject to selling commissions of up to 3% of the purchase price, an up-front dealer manager fee of up to 0.50% of the purchase price, and annual distribution fees of 0.85% of the NAV paid on a trailing basis for approximately six years. Class D shares sold in the Private Offerings are subject to selling commissions of up to 1.0% of the purchase price, but do not incur any dealer manager or distribution fees.

Class T and Class N shares are not sold in the primary portion of the Fourth Public Offering. Class T shares were sold in the primary portion of the Second Public Offering and the Third Public Offering. Class T shares are subject to annual distribution fess of 1.0% of NAV paid on a trailing basis for approximately three years from the date of purchase. Class N shares will be issued upon conversion of an investor's Class T shares upon the earliest of

(in thousands, except share and per share data)

(i) the investor's Class T share account for a given public offering has incurred a maximum of 8.5% of commissions, dealer manager fees and distribution fees; (ii) the total underwriting compensation from whatever source with respect to a public offering exceeds 10% of the gross proceeds from the primary portion of such public offering; (iii) a listing of the Class N shares; or (iv) the Company's merger or consolidation with or into another entity or the sale or other disposition of all or substantially all of the Company's assets. For the year ended December 31, 2024, 50,889 Class T Shares were converted to 51,298 Class N Shares. For the year ended December 31, 2023, 235,145 Class T Shares were converted to 236,883 Class N Shares. For the year ended December 31, 2022, 422,975 Class T Shares were converted to 422,867 Class N Shares.

Class Z shares are expected to be sold only in a private offering to RREEF America. During the year ended December 31, 2021, 75,000 Class I Shares owned by RREEF America were exchanged for 75,000 Class Z Shares. Class Z shares do not incur any sales commissions, dealer manager fees or distribution fees.

The Company's board of directors is authorized to amend its charter from time to time, without the approval of the stockholders, to increase or decrease the aggregate number of authorized shares of common stock or the number of shares of any class or series that the Company has authority to issue.

Stock Issuance

During the years ended December 31, 2024, 2023 and 2022, the Company issued common stock, excluding shares issued in the distribution reinvestment plan and Compensation Plan (defined below), as follows:

	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022	
	No. of shares	Amount	No. of shares	Amount	No. of shares	Amount
Class A Shares	2,151	$ 30	70,103	$ 1,095	444,849	$ 7,752
Class D Shares	2,937	40	222,400	3,628	1,141,471	19,715
Class I Shares	250,627	3,427	502,534	7,529	1,596,892	27,507
Class M-I Shares	53,267	725	140,806	2,076	132,356	2,280
Class N Shares converted from Class T Shares, net	409	—	1,738	—	(108)	—
Class T Shares	—	—	2,879	45	41,943	752
Class T2 Shares	83,514	1,163	199,214	3,175	377,890	6,678
Total	392,905	$ 5,385	1,139,674	$ 17,548	3,735,293	$ 64,684

There were no Class S Shares issued as of December 31, 2024.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan that allows stockholders to have the cash distributions attributable to the class of shares that the stockholder owns automatically invested in additional shares of the same class. Shares are offered pursuant to the Company's distribution reinvestment plan at the NAV per share applicable to that class, calculated as of the distribution date and after giving effect to all distributions. Stockholders who elect to participate in the distribution reinvestment plan, and who are subject to U.S. federal income tax laws, may incur a tax liability on an amount equal to the fair value on the relevant distribution date of the shares of the Company's common stock purchased with reinvested distributions, even though such stockholders have elected not to receive the distributions used to purchase those shares of the Company's common stock in cash.

(in thousands, except share and per share data)

Share Redemption Plan

In an effort to provide the Company's stockholders with liquidity in respect of their investment in shares of the Company's common stock, the Company has adopted a share redemption plan. Prior to July 1, 2024 the Company's share redemption plan (the "Former SRP") offered the opportunity for daily redemptions whereby on a daily basis stockholders could request the redemption of all or any portion of their shares. The redemption price per share was equal to the Company's NAV per share of the class of shares being redeemed on the date of redemption, subject to a short-term trading discount, if applicable. The total amount of redemptions in any calendar quarter were limited to shares whose aggregate value (based on the redemption price per share on the date of the redemption) was equal to 5% of the Company's combined NAV for all classes of shares as of the last day of the previous calendar quarter. In addition, if redemptions did not reach the 5% limit in a calendar quarter, the unused portion generally would be carried over to the next quarter and not any subsequent quarter, except that the maximum amount of redemptions during any quarter could never exceed 10% of the combined NAV for all classes of shares as of the last day of the previous calendar quarter. If the quarterly volume limitation was reached on or before the third business day of a calendar quarter, redemption requests during the next quarter would be satisfied on a stockholder by stockholder basis, which the Company referred to as a per stockholder allocation, instead of a first-come, first-served basis. Pursuant to the per stockholder allocation, each stockholder would be allowed to request redemption at any time during such quarter of a total number of shares not to exceed 5% of the shares of common stock the stockholder held as of the end of the prior quarter. The per stockholder allocation requirement would remain in effect for each succeeding quarter for which the total redemptions for the immediately preceding quarter exceeded 4% of the Company's NAV on the last business day of such preceding quarter. If total redemptions during a quarter for which the per stockholder allocation applied were equal to or less than 4% of the Company's NAV on the last business day of such preceding quarter, then redemptions would again be satisfied on a first-come, first-served basis for the next succeeding quarter and each quarter thereafter.

On December 9, 2022, the Company's board of directors modified the Former SRP to limit redemptions during the three months ended December 31, 2022 to 5% of the Company's combined NAV as of September 30, 2022. During the fourth quarter of 2022, each quarter of 2023, and the first quarter of 2024, the Company received share redemption requests in excess of 5% of its combined NAV as of the last day of the immediately previous quarter. For these six quarters, the applicable quarterly redemption volume limitation was reached on December 19, 2022, February 23, 2023, April 25, 2023, July 24, 2023, October 9, 2023 and January 4, 2024, respectively. Pursuant to the terms of the Former SRP, all redemption requests received during a calendar quarter prior to such dates were satisfied 100% on a first-come, first-served basis. Redemptions received on these dates were satisfied on a pro rata basis at 11.7%, 43.9%, 57.4%, 34.4%, 62.2% and 84.4% of the requested amount, without regard to share class. As a result of reaching the quarterly redemption volume limitation during these quarters, the Company did not accept any redemption requests during the applicable quarter following the date on which such limitation was reached. Stockholders who wished to request redemption of any unfulfilled requests were required to resubmit their redemption requests beginning on the first calendar day of the following quarter.

Pursuant to the terms of the Former SRP, because the quarterly redemption volume limitation for the first quarter of 2024 was reached on the third business day of such quarter, redemption requests received during the quarter ending June 30, 2024 were satisfied in accordance with the per stockholder allocation as described above.

On June 21, 2024, the Company's board of directors amended and restated the Company's share redemption plan, effective July 1, 2024 (the "New SRP"). Pursuant to the New SRP, stockholders of the Company may request, on a monthly basis, that the Company redeem all or any portion of their shares of common stock, provided that such redemptions (i) will be effected at a redemption price (the “Redemption Price”) equal to the NAV per share for such applicable class of shares as of a date (the “Redemption Pricing Date”) that is at least ten business days before their redemption (the “Redemption Date”) and (ii) will be limited to no more than 2.0% of the Company’s combined NAV per month and no more than 5.0% of the Company’s combined NAV per calendar quarter, with the Company’s combined NAV for each limit to be calculated as of the last calendar day of the prior quarter. After the close of business on the Redemption Pricing Date, and in any event no later than the opening of business on the

immediately following business day, the Company will post the Redemption Price for each class of shares of common stock on its website and include it in a prospectus supplement filed with the SEC. In the event that there is a material change in the NAV per share between the Redemption Pricing Date and the Redemption Date, the Company may determine that the previously-disclosed Redemption Price is no longer appropriate. If the Redemption Price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no redemption requests will be accepted for such month and stockholders who wish to have their shares redeemed the following month must resubmit their redemption requests.

Each redemption request will be evaluated by the Company in consideration of rules and regulations promulgated by the Internal Revenue Service with respect to dividend equivalent redemptions. Redemptions that may be considered dividend equivalent redemptions may adversely affect the Company or its stockholders. Accordingly, the Company may reject any redemption request that it reasonably believes may be treated as a dividend equivalent redemption.

While there is no minimum holding period, purchased shares (excluding shares acquired via the Company's distribution reinvestment plan) redeemed within 365 days of the date of purchase will be redeemed at the Company's NAV per share of the class of shares being redeemed on the date of redemption less a short-term trading discount equal to 2% of the gross proceeds otherwise payable with respect to such purchased shares which are being redeemed.

In the event that any stockholder fails to maintain a minimum balance of $500 (not in thousands) worth of shares of common stock, the Company may redeem all of the shares held by that stockholder at the redemption price per share in effect on the date it is determined that the stockholder has failed to meet the minimum balance, less the short-term trading discount of 2%, if applicable. Minimum account redemptions will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in the Company's NAV.

Under the New SRP, redemptions requested for each month from July 2024 through December 2024 exceeded the applicable monthly or quarterly limit as described above. Accordingly, stockholders received 31.9%, 50.7%, 24.3%, 37.6%, 48.5% and 28.7% of the amount requested for the months July through December 2024, respectively.

During the years ended December 31, 2024, 2023 and 2022, redemption requests were received as shown below. The Company funded these redemptions with cash flow from operations, proceeds from its Offerings or borrowings. The weighted average redemption prices are shown before allowing for any applicable 2% short-term trading discounts.

Year Ended December 31, 2024	Shares	Weighted Average Share Price	Amount
Class A	473,280	$ 13.55	$ 6,412
Class I	1,772,184	13.62	24,142
Class T	1,130	13.67	15
Class D	574,377	13.61	7,816
Class N	46,584	13.48	628
Class M-I	61,132	13.48	824
Class T2	58,086	13.54	786
Total			$ 40,623

(in thousands, except share and per share data)

Year Ended December 31, 2023	Shares	Weighted Average Share Price	Amount
Class A	299,558	$ 15.33	$ 4,594
Class I	2,672,067	14.87	39,727
Class T	20,161	15.79	317
Class D	968,053	15.18	14,698
Class N	333,076	15.13	5,038
Class M-I	40,108	14.13	567
Class T2	11,373	15.03	171
Total			$ 65,112

Year Ended December 31, 2022	Shares	Weighted Average Share Price	Amount
Class A	249,326	$ 17.14	$ 4,263
Class I	1,162,582	17.19	19,957
Class T	45,392	17.34	786
Class D	183,675	17.32	3,175
Class N	42,658	17.27	737
Class M-I	—	—	—
Class T2	14,972	17.33	255
Total			$ 29,173

The Company's board of directors has the discretion to suspend or modify the New SRP at any time, including in circumstances in which it (1) determines that such action is in the best interest of the Company's stockholders, (2) determines that it is necessary due to regulatory changes or changes in law or (3) becomes aware of undisclosed material information that it believes should be publicly disclosed before shares are redeemed. In addition, the Company's board of directors may suspend the Offerings and the redemption plan, if it determines that the calculation of NAV is materially incorrect or there is a condition that restricts the valuation of a material portion of the Company's assets.

Equity-Based Compensation

The Company has in place an incentive compensation plan and an independent director compensation plan (the "Compensation Plans"). The Compensation Plans were created to attract, retain and compensate highly-qualified individuals, who are not employees of RREEF Property Trust, Inc. or any of its subsidiaries or affiliates, for service as members of the board by providing them with competitive compensation. The Compensation Plans provided for 5,000 shares of restricted stock to be issued to each of the Company's independent directors once the Company had issued 12,500,000 shares of its common stock in the aggregate from its Offerings.

On March 29, 2019, pursuant to the Company having met the issued share requirement, the Company granted 5,000 shares of restricted Class I common stock to each of the Company's independent directors for a total of 20,000 shares (the "Initial Stock Awards"). As of March 31, 2022, all Initial Stock Awards had fully vested. The fair value of the Initial Stock Awards was determined using the Company's Class I Share price on the date of grant, which was $14.34. The Company has elected to account for any forfeitures of restricted stock awards as they occur.

Pursuant to the independent director Compensation Plan, upon completion of each annual stockholder meeting, the Company grants shares of restricted common stock to each of the Company's independent directors (the "Annual

(in thousands, except share and per share data)

Share Grant Awards"). The fair value of the Annual Share Grant Awards is determined using the Company's share price for the class of shares granted on the date of grant. The Annual Share Grant Awards shall vest and become non-forfeitable at the next annual stockholder meeting (approximately one year from issue date). The Company has elected to account for any forfeitures of restricted stock awards as they occur.

On February 25, 2021, the Company's board of directors amended and restated the Compensation Plans to provide that all future awards of the Company's common stock pursuant to the Compensation Plans, including the Annual Share Grant Awards, will be made in restricted Class D Shares rather than restricted Class I Shares. In addition, the Company's board of directors approved the conversion of all then-outstanding awards of Class I Shares previously granted to the Company's independent directors, whether or not vested, to Class D Shares. Conversion of all such unvested Class I shares occurred in March 2021 and conversion of all vested Class I shares occurred in March and April 2021. Subsequent Annual Share Grant Awards were granted in restricted Class D Shares.

Below is a summary of the activity, per share value and recognized expense for the stock awards.

	Year Ended December 31, 2024		Year Ended December 31, 2023		Year Ended December 31, 2022	
Stock Awards	Class D Shares	Weighted Average Grant Date Fair Value	Class D Shares	Weighted Average Grant Date Fair Value	Class D Shares	Weighted Average Grant Date Fair Value
Outstanding, beginning of period	5,034	$ 14.90	1,869	$ 17.40	7,018	$ 14.48
Changes during the period:						
Granted	5,442	13.78	5,034	14.90	2,443	17.41
Vested	(5,034)	14.90	(1,869)	17.40	(7,592)	14.70
Forfeited	—	—	—	—	—	—
Outstanding, end of period	5,442	13.78	5,034	$ 14.90	1,869	17.40
Amount included in general and administrative expenses	$ 77		$ 63		$ 55	

NOTE 11 - NET INCOME (LOSS) PER SHARE

The Company computes net earnings or loss per share for each class of common stock using the two-class method. RREEF America may earn a performance component of the advisory fee (see Note 9) which may impact the net income (loss) of each class of common stock differently. The performance component and the impact on each class of common stock, if any, are shown below.

Basic and diluted net income (loss) per share for each class of common stock is computed using the weighted-average number of common shares outstanding during the period for each class of common stock. The Annual Share Grant Awards granted to the Company's independent directors (see Note 10) qualify as participating securities and therefore also require use of the two-class method for computing net income (loss) per share. However, the unvested Annual Share Grant Awards are anti-dilutive or immaterially dilutive, and therefore are ignored in the diluted net income (loss) per share calculation for the years ended December 31, 2024, 2023 and 2022. The Company has not issued any dilutive or potentially dilutive securities, and thus the basic and diluted net income (loss) per share for a given class of common stock is the same for each period presented.

The following table sets forth the computation of basic and diluted net income (loss) per share for each class of the Company's common stock which had shares outstanding during the relevant period.

(in thousands, except share and per share data)

	Year Ended December 31, 2024							
	Class A	Class I	Class T	Class D	Class N	Class M-I	Class T2	Class Z
Basic and diluted net loss per share:								
Allocation of net loss before performance fee	$ (16)	$ (40)	$ —	$ (9)	$ (2)	$ (2)	$ (2)	$ —
Allocation of performance fees	—	—	—	—	—	—	—	—
Total Numerator	$ (16)	$ (40)	$ —	$ (9)	$ (2)	$ (2)	$ (2)	$ —
Denominator - weighted average number of common shares outstanding	4,022,239	10,470,590	76,363	2,417,109	598,446	523,678	652,279	75,000
Basic and diluted net loss per share:	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

	Year Ended December 31, 2023							
	Class A	Class I	Class T	Class D	Class N	Class M-I	Class T2	Class Z
Basic and diluted net income per share:								
Allocation of net income before performance fee	$ 3,898	$ 10,935	$ 133	$ 2,571	$ 592	$ 396	$ 552	$ 69
Allocation of performance fees	—	—	—	—	—	—	—	—
Total Numerator	$ 3,898	$ 10,935	$ 133	$ 2,571	$ 592	$ 396	$ 552	$ 69
Denominator - weighted average number of common shares outstanding	4,246,287	11,913,698	145,425	2,801,141	644,502	431,114	601,718	75,000
Basic and diluted net income per share:	$ 0.92	$ 0.92	$ 0.92	$ 0.92	$ 0.92	$ 0.92	$ 0.92	$ 0.92

	Year Ended December 31, 2022							
	Class A	Class I	Class T	Class D	Class N	Class M-I	Class T2	Class Z
Basic and diluted net loss per share:								
Allocation of net loss before performance fee	$ (2,934)	$ (8,956)	$ (365)	$ (1,930)	$ (346)	$ (156)	$ (185)	$ (51)
Allocation of performance fees	—	—	—	—	—	—	—	—
Total Numerator	$ (2,934)	$ (8,956)	$ (365)	$ (1,930)	$ (346)	$ (156)	$ (185)	$ (51)

(in thousands, except share and per share data)

Denominator - weighted average number of common shares outstanding	4,280,032	13,068,182	532,372	2,816,313	504,352	227,586	269,524	75,000
Basic and diluted net loss per share:	$ (0.69)	$ (0.69)	$ (0.69)	$ (0.69)	$ (0.69)	$ (0.69)	$ (0.69)	$ (0.69)

NOTE 12 — DISTRIBUTIONS

In order to qualify as a REIT, the Company is required, among other things, to distribute dividends each taxable year of at least 90% of its taxable income determined without regard to the dividends-paid deduction and excluding net capital gains, and to meet certain tests regarding the nature of the Company's income and assets. The Company expects that its board of directors will continue to declare distributions payable monthly in arrears. Any distributions the Company makes will be at the discretion of its board of directors, considering factors such as its earnings, cash flow, capital needs and general financial condition and the requirements of Maryland law. The Company commenced operations on May 30, 2013 and elected taxation as a REIT beginning the year ended December 31, 2013. Distributions for each month are payable on the first business day following the record date. Any distributions reinvested by the stockholders in accordance with the Company's dividend reinvestment plan are reinvested at the per share NAV of the same class determined at the close of business on the first business day following the record date.

Prior to July 1, 2022, the Company authorized and paid distributions based on daily record dates with a daily distribution amount, and disclosed such daily distribution amount (before adjustment for class-specific expenses) in the table below. On July 1, 2022, the Company changed its distribution policy to authorize distributions monthly based on a single record date in the month. The table below shows the aggregate declared distribution amount for each period presented based on the actual declared amounts for such period. In July 2024, the Company slightly altered the timing of the distribution declarations and payment such that the distributions for a month are declared and paid at the beginning of the immediately following month. In accordance therewith, the distributions for the month of July were declared and paid at the beginning of August, and each subsequent month has followed a similar pattern. As a result, the September 2024 distribution is reflected in the column for the three months ended December 31, 2024 because it was declared and paid in October 2024, and the December 2024 distribution is not included in the table below because it was declared and paid in January 2025.

(in thousands, except share and per share data)

	Three Months Ended				
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	Total
Declared distribution amount per share, before adjustment for class-specific fees	$ 0.22486	$ 0.22484	$ 0.14991	$ 0.22486	
Distributions paid or payable in cash	$ 1,912	$ 1,954	$ 1,411	$ 2,171	$ 7,448
Distributions reinvested	2,010	2,006	1,176	1,585	6,777
Distributions declared	$ 3,922	$ 3,960	$ 2,587	$ 3,756	$ 14,225
Class A Shares issued upon reinvestment	33,805	33,408	20,885	30,893	118,991
Class I Shares issued upon reinvestment	70,863	71,517	45,458	65,906	253,744
Class T Shares issued upon reinvestment	500	476	218	318	1,512
Class D Shares issued upon reinvestment	24,960	24,398	8,591	2,130	60,079
Class N Shares issued upon reinvestment	4,936	5,061	3,402	5,082	18,481
Class M-I Shares issued upon reinvestment	6,365	6,780	4,625	7,002	24,772
Class T2 Shares issued upon reinvestment	5,347	5,523	4,129	6,258	21,257

	Three Months Ended				
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	Total
Class A	$ 767	$ 774	$ 507	$ 750	$ 2,798
Class I	2,178	2,209	1,442	2,099	7,928
Class T	19	16	9	11	55
Class D	573	563	360	495	1,991
Class N	131	135	90	135	491
Class M-I	116	121	79	114	430
Class T2	121	125	89	135	470
Class Z	17	17	11	17	62
Distributions declared	$ 3,922	$ 3,960	$ 2,587	$ 3,756	$ 14,225

(in thousands, except share and per share data)

	Three Months Ended				
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	Total
Declared distribution amount per share, before adjustment for class-specific fees	$ 0.22477	$ 0.22491	$ 0.22490	$ 0.22488	
Distributions paid or payable in cash	$ 2,129	$ 2,108	$ 2,008	$ 1,879	$ 8,124
Distributions reinvested	2,357	2,227	2,192	2,172	8,948
Distributions declared	$ 4,486	$ 4,335	$ 4,200	$ 4,051	$ 17,072
Class A Shares issued upon reinvestment	31,585	34,718	35,937	36,544	138,784
Class I Shares issued upon reinvestment	78,943	83,047	80,733	77,807	320,530
Class T Shares issued upon reinvestment	836	459	467	482	2,244
Class D Shares issued upon reinvestment	28,498	21,117	21,527	24,352	95,494
Class N Shares issued upon reinvestment	3,849	4,726	4,736	4,776	18,087
Class M-I Shares issued upon reinvestment	3,099	3,644	4,988	5,621	17,352
Class T2 Shares issued upon reinvestment	4,350	4,653	4,896	5,032	18,931

	Three Months Ended				
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	Total
Class A	$ 783	$ 799	$ 797	$ 796	$ 3,175
Class I	2,575	2,491	2,420	2,282	9,768
Class T	40	28	20	20	108
Class D	725	633	586	577	2,521
Class N	153	155	130	129	567
Class M-I	86	93	107	106	392
Class T2	107	119	123	124	473
Class Z	17	17	17	17	68
Distributions declared	$ 4,486	$ 4,335	$ 4,200	$ 4,051	$ 17,072

(in thousands, except share and per share data)

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	Total
Declared distribution rate, before adjustment for class-specific fees	$ 0.20785	$ 0.21749	$ 0.22499	$ 0.22493	
Distributions paid or payable in cash	$ 2,020	$ 2,217	$ 2,140	$ 2,095	$ 8,472
Distributions reinvested	2,210	2,464	2,410	2,479	9,563
Distributions declared	$ 4,230	$ 4,681	$ 4,550	$ 4,574	$ 18,035
Class A Shares issued upon reinvestment	27,036	28,747	27,308	28,157	111,248
Class I Shares issued upon reinvestment	75,809	80,232	76,719	78,213	310,973
Class T Shares issued upon reinvestment	2,447	2,114	1,852	1,840	8,253
Class D Shares issued upon reinvestment	20,428	25,795	26,490	30,040	102,753
Class N Shares issued upon reinvestment	1,565	2,141	2,211	2,304	8,221
Class M-I Shares issued upon reinvestment	1,224	1,614	2,378	2,716	7,932
Class T2 Shares issued upon reinvestment	885	1,177	2,138	3,012	7,212

	Three Months Ended				
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	Total
Class A	$ 786	$ 837	$ 786	$ 790	$ 3,199
Class I	2,610	2,853	2,726	2,677	10,866
Class T	139	121	80	67	407
Class D	540	666	679	722	2,607
Class N	74	103	137	146	460
Class M-I	36	44	61	72	213
Class T2	28	39	64	83	214
Class Z	17	18	17	17	69
Distributions declared	$ 4,230	$ 4,681	$ 4,550	$ 4,574	$ 18,035

NOTE 13 — INCOME TAXES

The Company elected taxation as a REIT for federal income tax purposes for the year ended December 31, 2013. In each calendar year that the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax to the extent it meets certain criteria and distributes its REIT taxable income to its stockholders. Distributions declared and paid by the Company may consist of ordinary income, qualified dividends, return of capital, capital gains or a combination thereof. The characterization of the distributions into these various

(in thousands, except share and per share data)

components will impact how the distributions are taxable to the stockholder who received them. Distributions to the extent of our current and accumulated earnings and profits for federal income tax purposes are taxable to the recipient as either ordinary dividend income, qualified dividend income or capital gain dividends. Distributions in excess of these earnings and profits (calculated for income tax purposes) constitute a non-taxable return of capital rather than ordinary dividend income or a capital gain distribution and reduce the recipient's basis in the shares to the extent thereof. Distributions in excess of earnings and profits that reduce a recipient's basis in the shares have the effect of deferring taxation of the amount of the distribution until the sale of the stockholder's shares. If the recipient's basis is reduced to zero, distributions in excess of the aforementioned earnings and profits (calculated for income tax purposes) constitute taxable gain. The characterization of the distributions is generally determined during the month of January following the close of the tax year, and is as follows for the years ended December 31, 2024, 2023 and 2022:

Characterization	Year Ended December 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Ordinary income	— %	— %	14.6244 %
Capital gain distribution	—	54.9313	—
Nondividend distributions (return of capital)	100.0000	45.0687	85.3756
Total	100.0000 %	100.0000 %	100.0000 %

Net worth and similar taxes paid to certain states where the Company owns real estate properties were $55, $30 and $25 for the years ended December 31, 2024, 2023 and 2022, respectively.

NOTE 14 — SEGMENT INFORMATION

For the years ended December 31, 2024, 2023 and 2022, the Company had three reportable segments with separately reportable information: Real Estate Properties, Real Estate Equity Securities and Real Estate Loans. The Company organizes and analyzes the operations and results of each of these segments independently, due to inherently different considerations for each segment. Such considerations include, but are not limited to, the nature and characteristics of the investment, and investment strategies and objectives. The Company's Chief Operating Decision Makers ("CODMs") are its Chief Executive Officer and President and its Chief Financial Officer. The CODMs utilize the operating income or loss of each segment, as shown below, to assess the performance and cash flows of each segment and to allocate resources among the segments.

The following tables set forth the carrying value, revenue and the components of operating income (loss) of the Company's segments reconciled to total assets as of December 31, 2024 and 2023, and net income (loss) for the years ended December 31, 2024, 2023 and 2022.

(in thousands, except share and per share data)

	Real Estate Properties	Real Estate Equity Securities	Real Estate Loans	Total
Carrying value as of December 31, 2024	$ 378,531	$ 122	$ —	$ 378,653
Receivables	6,490	—	—	6,490
Deferred leasing costs	1,870	—	—	1,870
Prepaid and other assets	1,196	—	—	1,196
Subtotal	$ 388,087	$ 122	$ —	$ 388,209
Reconciliation to total assets of December 31, 2024				
Carrying value per reportable segments				$ 388,209
Other assets				9,777
Total assets				$ 397,986
Carrying value as of December 31, 2023	$ 373,806	$ 109	$ 1,182,995	$ 1,556,910
Receivables	5,210	—	4,238	9,448
Deferred leasing cost	2,647	—	—	2,647
Prepaid and other assets	1,393	—	—	1,393
Subtotal	$ 383,056	$ 109	$ 1,187,233	$ 1,570,398
Reconciliation to total assets of December 31, 2023				
Carrying value per reportable segments				$ 1,570,398
Other assets				6,358
Total assets				$ 1,576,756

Year Ended December 31, 2024	Real Estate Properties	Real Estate Equity Securities	Real Estate Loans	Total
Property related income	$ 38,771	$ —	$ —	$ 38,771
Investment income on marketable securities	—	4	—	4
Total revenues	38,771	4	—	38,775
Segment operating expenses	(12,146)	(22)	—	(12,168)
Provision for impairment of real estate	(2,201)	—	—	(2,201)
Net realized gain on sale of real estate	4,256	—	—	4,256
Net realized gain upon sale of marketable securities	—	9	—	9
Net realized gain upon sale of investment in CMBS Trust	—	—	2,321	2,321
Net unrealized change in fair value of investment in marketable securities	—	—	—	—
Change in net assets of consolidated CMBS trust	—	—	(1,474)	(1,474)
Operating income (loss) - segments	$ 28,680	$ (9)	$ 847	$ 29,518

(in thousands, except share and per share data)

Year Ended December 31, 2023				
Property related income	$ 41,904	$ —	$ —	$ 41,904
Investment income on marketable securities	—	46	—	46
Total revenues	41,904	46	—	41,950
Segment operating expenses	(12,728)	(27)	—	(12,755)
Net realized gain on sale of real estate	17,980	—	—	17,980
Net realized gain upon sale of marketable securities	—	3,476	—	3,476
Loss on extinguishment of debt	(131)	—	—	(131)
Net unrealized change in fair value of investment in marketable securities	—	(1,279)	—	(1,279)
Change in net assets of consolidated CMBS trust	—	—	2,598	2,598
Operating income - segments	$ 47,025	$ 2,216	$ 2,598	$ 51,839
Year Ended December 31, 2022				
Property related income	$ 41,374	$ —	$ —	$ 41,374
Investment income on marketable securities	—	1,112	—	1,112
Total revenues	41,374	1,112	—	42,486
Segment operating expenses	(12,231)	(33)	(285)	(12,549)
Net realized loss upon sale of marketable securities	—	(794)	—	(794)
Net unrealized change in fair value of investment in marketable securities	—	(9,953)	—	(9,953)
Change in net assets of consolidated CMBS trust	—	—	529	529
Operating income (loss) - segments	$ 29,143	$ (9,668)	$ 244	$ 19,719

Note: The significant expense types within segment operating expenses for the Real Estate Properties segment include real estate taxes, insurance, utilities, professional services and maintenance costs.

	Year Ended December 31,		
Reconciliation to net income (loss)	2024	2023	2022
Operating income - segments	$ 29,518	$ 51,839	$ 19,719
General and administrative expenses	(2,443)	(2,373)	(2,134)
Interest Income	153	—	—
Advisory expenses	(2,565)	(3,099)	(3,746)
Depreciation	(9,627)	(10,844)	(11,516)
Amortization	(2,239)	(4,200)	(7,830)
Operating income (loss)	12,797	31,323	(5,507)
Interest expense	(12,868)	(12,177)	(9,416)
Net (loss) income	$ (71)	$ 19,146	$ (14,923)

NOTE 15 — ECONOMIC DEPENDENCY

The Company depends on RREEF America and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company's shares of common stock, asset acquisition and disposition decisions and other general and administrative responsibilities. In the event that RREEF America or the Dealer Manager is unable to provide such services, the Company would be required to find alternative service providers.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

In the normal course of business, from time to time, the Company may be involved in legal actions relating to the ownership and operations of real estate investments. In the Company's opinion, the liabilities, if any, that may ultimately result from such legal actions are not expected to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

The Company, as an owner of real estate, is subject to various environmental laws of federal and local governments. All of the Company's properties were subject to assessments, involving visual inspections of the properties and their neighborhoods. The Company carries environmental liability insurance on its properties that provides coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company does not believe such environmental assessments will have a material adverse impact on the Company's consolidated financial position or results of operations in the future.

NOTE 17 — SUBSEQUENT EVENTS

On February 28, 2025, the Company sold Heritage Parkway, a 94,233 rentable square-foot office building located in Woodridge, Illinois. Heritage Parkway was sold for $5,000 to an entity which is not affiliated with the Company, the Advisor, or any of its affiliates.

RREEF PROPERTY TRUST, INC.
SCHEDULE III
Real Estate and Accumulated Depreciation
December 31, 2024
(in thousands)

Property Name		Encumbrance	Initial cost (A) Land	Initial cost (A) Buildings & Improvements (F)	Capitalized Cost Subsequent to Acquisition / Impairment	Gross Amount at Which Carried at December 31, 2024 (B) Land, Buildings & Improvements Total (C)	Accumulated Depreciation and Amortization (D)	Date Constructed	Date Acquired	Depreciable Lives
9022 Heritage Parkway, Woodridge, IL, Office	(M)	$ —	$ 2,311	$ 10,989	$ (2,201)	$ 11,099	$ (6,321)	2002	5/31/2013	5 - 40
Wallingford Plaza, Seattle, WA, Mixed-Use (Office over Retail)	(H)	6,485	3,713	9,015	295	13,023	(3,383)	1916	12/18/2013	5 - 40
Commerce Corner, Logan Township, NJ, Industrial	(E)	39,977	3,397	16,353	27,892	47,642	(6,190)	1998	4/11/2014	5 - 40
Shops at Terra Nova Plaza, Chula Vista, CA, Retail	(E)	9,923	10,628	11,222	160	22,010	(2,015)	1986	10/2/2014	5 - 40
The Flats at Carrs Hill, Athens, GA, University of GA Student Housing	(G)	25,500	3,057	23,856	2,575	29,488	(11,194)	2013	9/30/2015	5 - 27.5
Loudoun Gateway I, Sterling, VA, Office	(E)	8,268	2,042	19,908	76	22,026	(13,855)	1998	12/21/2015	5 - 40
Palmetto Lakes, Miami Lakes, FL, Industrial	(E)	13,638	6,054	7,006	752	13,812	(4,107)	1974	7/17/2018	5 - 40
Hialeah II, Miami, FL, Industrial	(E)	3,708	1,725	1,666	1,083	4,474	(1,033)	1961	7/17/2018	5 - 40
Elston Plaza, Chicago, IL, Retail	(I)	16,468	17,767	11,029	102	28,898	(3,524)	1983	12/31/2018	5 - 40
Providence Square, Marietta, GA, Retail	(J)	29,700	9,742	45,319	386	55,447	(12,274)	1990	9/16/2019	5 - 40
Seattle East Industrial, Redmond, WA, Industrial	(K)	45,140	50,692	30,946	—	81,638	(6,220)	2013	12/17/2019	5 - 40
The Glenn, Centennial, CO, Residential	(L)	66,000	10,309	118,330	1,140	129,779	(18,173)	2018	11/19/2021	5 - 27.5
Total Investments in Real Estate		$ 264,807	$ 121,437	$ 305,639	$ 32,260	$ 459,336	$ (88,289)			

(A) The initial cost to the Company represents the original purchase price of the property.

(B) The aggregate cost of real estate owned at December 31, 2024 for federal income tax purposes was approximately $465,548 (unaudited).

(C) Reconciliation of real estate owned for the years ended December 31:	2024	2023	2022
Balance at January 1	$ 444,639	$ 492,862	$ 490,526
Acquisitions	—	—	—
Dispositions	(4,774)	(52,587)	—
Additions	19,471	4,364	2,336
Balance at December 31	$ 459,336	$ 444,639	$ 492,862

(D) Reconciliation of accumulated depreciation and amortization for the years ended December 31:	2024	2023	2022
Balance at January 1	$ 78,784	$ 83,169	$ 65,769
Depreciation and amortization expense	10,655	5,973	17,400
Write off due to disposals	(1,150)	(10,358)	—
Balance at December 31	$ 88,289	$ 78,784	$ 83,169

(E) Encumbrance of $75,514 is from the line of credit that is secured by the properties listed above.
(F) Includes gross intangible lease assets of $54,668 and gross intangible lease liabilities of $18,335.
(G) Flats at Carrs Hill has an encumbrance of $25,500 from Nationwide Life Insurance Company.
(H) Wallingford Plaza has an encumbrance of 6,485 from Transamerica Life Insurance Company.
(I) Elston Plaza has an encumbrance of $16,468 from State Farm Life Insurance Company.
(J) Providence Square has an encumbrance of $29,700 from Nationwide Life Insurance Company.
(K) Seattle East Industrial has an encumbrance of $45,140 from JPMorgan Chase Bank.
(L) The Glenn has an encumbrance of $66,000 from Massachusetts Mutual Life Insurance Company.
(M) Heritage Parkway includes an impairment loss of $2,201.

DWS Distributors, Inc.
222 South Riverside Plaza Chicago, IL 60606-5808
www.dws.com service@dws.com
Tel (800) 621-1148